Exhibit 99.2

Indigo Merger Sub, Inc.

to be merged with and into

PRA Health Sciences, Inc.

2.875% SENIOR SECURED NOTES DUE 2026

INDENTURE

Dated as of July 1, 2021

Citibank, N.A., London Branch,

as Trustee, as Notes Collateral Agent, as Paying Agent, as Transfer Agent and as Registrar

TABLE OF CONTENTS

i

ANNEXES

Annex A           Agreed Guarantee and Security Principles

EXHIBITS

Exhibit A           FORM OF NOTE

Exhibit B           FORM OF CERTIFICATE OF TRANSFER

Exhibit C           FORM OF CERTIFICATE OF EXCHANGE

Exhibit D           FORM OF CERTIFICATE OF ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Exhibit E           FORM OF SUPPLEMENTAL INDENTURE

v

INDENTURE dated as of July 1, 2021, among INDIGO MERGER SUB, INC., a Delaware corporation (“Merger Sub”), PRA HEALTH SCIENCES, INC., a Delaware corporation (“PRA”), the Guarantors (as defined herein) from time to time party hereto and Citibank, N.A. London Branch, a national banking association, as trustee (in such capacity the “Trustee”), as notes collateral agent (in such capacity, the “Notes Collateral Agent”), as paying agent (in such capacity, the “Paying Agent”), as transfer agent (in such capacity, the “Transfer Agent”) and as registrar (in such capacity, the “Registrar”).

On the Issue Date, Merger Sub will merge with and into PRA, with PRA as the surviving corporation, as provided for in the Merger Agreement and the related transactions (the “Merger”). Upon consummation of the Merger, (i) PRA hereby expressly assumes Merger Sub’s obligations under the Notes and this Indenture by operation of law on the terms and subject to the conditions set forth in this Indenture and (ii) PRA is hereby substituted for, and may exercise every right and power of, Merger Sub under this Indenture with the same effect as if PRA had been named as the initial Issuer in this Indenture. As used herein, the term “Issuer” shall refer to, prior to the consummation of Merger, Merger Sub, and, upon and after consummation of the Merger, PRA.

The Issuer, the Guarantors, the Trustee and the Notes Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined herein) of the 2.875% Senior Secured Notes due 2026:

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01      Definitions

“144A Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“ACH Indebtedness” means Indebtedness incurred in the ordinary course of business arising in connection with any automated clearinghouse transfers of funds or other payment processing service.

“Acquired Indebtedness” means, with respect to any specified Person: (1) Indebtedness of such Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person and which is not satisfied in full at such time, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Registrar, co-registrar, Paying Agent, additional paying agent, or Transfer Agent.

“Agreed Guarantee and Security Principles” means the Agreed Guarantee and Security Principles set forth on Annex A. For the avoidance of doubt, the Agreed Guarantee and Security Principles shall only apply to Guarantees proposed to be granted by, assets of, and Equity Interests in, Parent and the Foreign Subsidiaries.

“Applicable Percentage” means, as of any date of determination, (a) 100% if the First Lien Net Leverage Ratio is greater than 4.50:1.00, (b) 50% if the First Lien Net Leverage Ratio is less than or equal to 4.50:1.00 and greater than 4.00:1.00 and (c) 0% if the First Lien Net Leverage Ratio is less than or equal to 4.00:1.00.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)         1.0% of the principal amount of the Note; or

(2)         the excess of: (a) the present value at such redemption date of (i) the redemption price of the Note at July 15, 2023 (such redemption price being set forth in the table appearing in Section 3.07(c)) plus (ii) all required interest payments due on the Note from such redemption date through July 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date (or in the case of a satisfaction and discharge, as of the date that redemption funds are deposited with the Trustee) plus 50 basis points; over (b) the principal amount of the Note. For the avoidance of doubt, calculation of Applicable Premium shall not be an obligation or duty of the Trustee or any Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Asset Sale” means any Disposition (or series of related Dispositions) by the Parent or any Restricted Subsidiary, of:

(1)         any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or a Restricted Subsidiary);

(2)         all or substantially all the assets of any division or line of business of the Parent or any Restricted Subsidiary; or

(3)         any other assets of the Parent or any Restricted Subsidiary outside of the ordinary course of business of the Parent or such Restricted Subsidiary,

other than, in the case of clauses (1), (2) and (3) above:

(a)	a Disposition by a Restricted Subsidiary to the Parent or by the Parent or a Restricted Subsidiary to a Restricted Subsidiary and Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 4.09;
(b)	for purposes of Section 4.10 only, a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) that is not prohibited by Section 4.07 or that constitutes a Permitted Investment;
(c)	a Disposition of all or substantially all the assets of the Parent and its Restricted Subsidiaries taken as a whole in accordance with Section 5.01 or any disposition that constitutes a Change of Control pursuant to this Indenture;
(d)	(x) a Disposition of assets with a Fair Market Value of less than or equal to $30,000,000 (as determined in good faith by the Parent or its Restricted Subsidiaries, as applicable) in any single transaction or series of related transactions and (y) Dispositions of assets with a Fair Market Value in the aggregate in any fiscal year of the Parent of less than or equal to $60,000,000 (as determined in good faith by Parent or its Subsidiaries, as applicable);
(e)	Dispositions of damaged, expired, short-dated, worn-out or obsolete equipment or assets in the ordinary course of business that, in the Parent’s reasonable judgment, are no longer either used or useful in the business of the Parent or its Subsidiaries;
(f)	the non-exclusive license or sublicense of intellectual property or other general intangibles and licenses, leases or subleases of other property, in each case, in the ordinary course of business;
(g)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Permitted Business;
(h)	any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	foreclosures, condemnation, expropriation or any similar action on assets of the Parent or any of the Restricted Subsidiaries;
(j)	the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;
(k)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;
(l)	the unwinding, settlement or termination of any obligations under or in respect of any Swap Agreements (including any Permitted Equity Derivatives, Permitted Hedging Obligations and Swap Agreements);
(m)	Dispositions of Investments in joint ventures made in the ordinary course of business or to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;
(n)	the lapse or abandonment of intellectual property rights in the ordinary course of business, or which are not, individually or in the aggregate, useful or material to the conduct of the business of the Parent and the Restricted Subsidiaries taken as a whole;
(o)	a Disposition of cash or Cash Equivalents;
(p)	a Disposition in connection with a co-development or collaboration agreement;
(q)	the creation of a Permitted Lien (but not the sale or other disposition of the property subject to such Lien);
(r)	Dispositions of Capital Stock in any Subsidiary prior to the time such Subsidiary becomes a Wholly- Owned Subsidiary, in each case pursuant to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Stock of such Subsidiary, so long as such rights, plans, warrants, options or other securities were not entered into or issued in connection with or in contemplation of such person becoming a Subsidiary;
(s)	any sale, assignment or other transfer of Securitization Assets in connection with a Qualified Securitization Financing or a Qualified Receivables Factoring;
(t)	Dispositions of Investments made in Drug Development Funds not exceeding, for any individual or series of related Dispositions, the greater of $120.0 million and 10% of Consolidated EBITDA for the Four Quarter Period;
(u)	discounting of customer invoices in the ordinary course of business;

(v)	Disposition of any assets made to obtain the approval of any applicable antitrust authority in connection with any acquisition or other Investment not prohibited by this Indenture;
(w)	any Sale and Leaseback Transaction related to the Headquarters;
(x)	the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law;
(y)	Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased or (ii) the proceeds of such Asset Sale are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased);
(z)	any issuance or sale by any Restricted Subsidiary of Equity Interests to the Parent or another Restricted Subsidiary;
(aa)	any Sale and Leaseback Transaction; provided that the Capital Lease Obligations arising in connection therewith would be permitted under Section 4.09; and
(bb)	any Sale and Leaseback Transaction; provided that the Attributable Debt in respect of such transaction would be permitted to be incurred under Section 4.09 and Section 4.12 if such Attributable Debt were treated as Secured Indebtedness.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now or hereafter in effect, and any successor thereto.

“Bankruptcy Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, examiner, custodian or similar official under any Bankruptcy Law.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal or state law for the relief of debtors or similar foreign law (including, without limitation, laws of Ireland relating to bankruptcy, insolvency, receivership, winding up, liquidation, examinership, reorganization or relief of debtors).

“Board of Directors” means:

(1)         with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)         with respect to a partnership, the board of directors of the general partner of the partnership;

(3)         with respect to a limited liability company managed by the member or members, the managing member or members or any controlling committee of managing members thereof;

(4)         with respect to a limited liability company managed by a manager or managers, the manager or managers and any controlling committee of managers; and

(5)         with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Luxembourg, New York City or London, United Kingdom are authorized or required by law to remain closed.

“Capital Lease Obligation” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP; and, for the purposes of this Indenture, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided that all obligations of any person that are or would be characterized as operating lease obligations in accordance with GAAP on December 31, 2015 (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capital Lease Obligations) for purposes of this Indenture regardless of any change in GAAP following December 31, 2015 that would otherwise require such obligations to be recharacterized (on a prospective or retroactive basis or otherwise) as Capital Lease Obligations.

“Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, partnership interests (whether general or limited), limited liability company interests, shares (parts sociales) in a Luxembourg private limited liability company, beneficial interests in a trust and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock.

“Cash Equivalents” means:

(1)         (a) United States dollars, Canadian dollars, euro, Pounds Sterling, Yen, Swiss Francs or any national currency of any member state of the European Union; (b) with respect to Parent or any Restricted Subsidiary, the national currency of the jurisdiction in which such Person is organized or domiciled, and (c) any other foreign currency held by the Parent and the Restricted Subsidiaries in the ordinary course of business;

(2)         direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or a member state of the European Union (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America or such member state), in each case maturing within eighteen months from the date of acquisition thereof;

(3)         investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(4)         certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $250.0 million in the case of U.S. banks and $250.0 million (or the foreign currency equivalent as of the date of determination) in the case of non-U.S. banks;

(5)         fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clauses (2) and (4) above and entered into with a financial institution satisfying the criteria described in clause (4) above;

(6)         marketable short-term money market and similar liquid funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency);

(7)         Investments with average maturities of 24 months or less from the date of acquisition in money market funds and similar liquid funds rated AA- (or the equivalent thereof) or better by S&P or Aa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency);

(8)         securities issued or fully guaranteed by any state, commonwealth or territory of the United States of America or by any political subdivision (including any municipality) or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least “A” (or A-1, SP1 or other then equivalent grade) by S&P or at least “A1” (or “Prime-1” or MIG-1 or other then equivalent grade) by Moody’s as of the date of acquisition and, in each case, with a maturity of not more than two years from the date of acquisition thereof;

(9)         investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (8) above; and

(10)       in the case of any the Parent or Foreign Subsidiary, other short-term investments that are analogous to the foregoing, are of comparable credit quality and are customarily used by companies in the jurisdiction of the Parent or such Foreign Subsidiary for cash management purposes.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1); provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change of Control” means the occurrence of any of the following:

(1)         any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than the Parent or its Wholly-Owned Subsidiaries or its or their employee benefit plans becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Parent or the Issuer, as disclosed in a Schedule TO or any schedule, form or other report under the Exchange Act (other than Form 13F);

(2)         the Parent merges with or into another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person (other than by way of merger or consolidation), or any Person merges with or into the Parent, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where (x) the outstanding Voting Stock of the Parent is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and (y) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power represented by the outstanding Voting Stock of the surviving or transferee corporation;

(3)         the Parent or the Issuer is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with Section 5.01; or

(4)         the Issuer ceases to be either a direct or indirect Wholly-Owned Subsidiary of the Parent.

Notwithstanding the foregoing, a transaction will not be deemed to constitute a Change of Control if (1) the Parent or the Issuer becomes a direct or indirect Wholly-Owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Parent’s or the Issuer’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Clearstream” means Clearstream Luxembourg, S.A.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all of the assets and property of the Issuer or any Guarantor, whether real, personal or mixed securing or purported to secure any First Priority Notes Obligations, other than Excluded Assets. Notwithstanding the foregoing, with respect to the Guarantors organized in Luxembourg, the Collateral will be limited to the capital stock of its subsidiaries organized in the United States, material bank accounts and material intercompany loans, in each case, of such Guarantor.

“Collateral Documents” means the security documents pursuant to which the Issuer and the Guarantors grant liens in favor of the Notes Collateral Agent to secure Obligations under this Indenture and the Notes.

“Commodity Price Protection Agreement” means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

“Companies Act” means the Companies Act 2014 of Ireland (as amended).

“Consolidated Depreciation and Amortization Expense” means with respect to any period, the total amount of depreciation and amortization expense, including any amortization of deferred financing fees, accretion of royalty liabilities, amortization in relation to terminated Swap Agreements and amortization of intangibles, including, but not limited to, goodwill, of the Group for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, for any Four Quarter Period, Consolidated Net Income plus, without duplication, and, other than clauses (7) and (8), solely to the extent deducted (and not otherwise excluded) in determining Consolidated Net Income:

(1)         expense and provision for taxes, paid or accrued,

(2)         consolidated interest expense and charges and deferred financing fees, losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of gains on such hedging obligations, and costs of surety bonds in connection with financing activities,

(3)         Consolidated Depreciation and Amortization Expense,

(4)         non-cash charges recorded in respect of purchase accounting and non-cash exchange, translation or performance losses relating to any foreign currency hedging transactions or currency fluctuations,

(5)         any other non-cash charges, expenses or losses, including, without limitation, (x) any non-cash compensation expense, non-cash translation loss and non-cash expense relating to the vesting of warrants and (y) pursuant to any management equity plan or stock plan or pursuant to Statement of Financial Accounting Standards 158 (codified under Accounting Standards Codification 715); provided that accruals or reserves for potential cash items in any future period may or may not (at the election of the Parent) be added back in such period and, to the extent added back, the cash payment in respect of such accrual or reserve in a future period shall be subtracted from Consolidated EBITDA in such future period,

(6)         expenses with respect to casualty events,

(7)         the amount of “run-rate” net cost savings, synergies and operating expense reductions projected by the Parent to be realized as a result of any Transactions, any acquisition, any other Investment, dispositions, divestitures, restructurings, operating improvements, cost savings initiatives and other similar initiatives projected by the Parent in good faith to result from actions taken, committed to be taken or with respect to which substantial steps have been taken or are expected in good faith to be taken, other than in the case of the Transactions, within 24 months of such transaction, initiative or event, in each case, calculated as though such cost savings, synergies and operating expense reductions had been realized on the first day of the applicable Four Quarter Period and net of the amount of actual benefits received during such period from such transaction; provided that (A) such cost savings and synergies are factually supportable in the good faith judgment of the Parent and (B) no cost savings or synergies shall be added pursuant to this clause (7) to the extent duplicative of any expenses or charges otherwise added to Consolidated EBITDA or Consolidated Net Income, whether through a pro forma adjustment or otherwise, for such period (the “Pro Forma Synergies”) provided, further, that (i) the aggregate amount of any adjustments under this clause (7) permitted to be made in respect of the Transactions when calculating Consolidated EBITDA for any Four Quarter Period ending after the second anniversary of the Issue Date shall not exceed the greater of (x) $150,000,000 and (y) the amount of such adjustments made in respect of the Transactions pursuant to this clause (7) prior to such date and (ii) the aggregate amount of any adjustments made pursuant to this clause (7) for any period shall not exceed in the aggregate 25% of Consolidated EBITDA for such period (before giving effect to any such adjustments),

(8)         (i) to the extent covered by insurance and actually reimbursed within 365 days of the first date of determination by the Parent that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer, expenses with respect to liability or casualty or business interruption and (ii) to the extent actually reimbursed, expenses incurred to the extent covered by indemnification provisions in any agreement in connection with any acquisition permitted under this Indenture,

(9)         cash charges and legal expenses in connection with litigation to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense in an aggregate amount for any Four Quarter Period not to exceed $5 million,

(10)       all reserves taken during such period on account of contingent cash payments that may be required in future periods,

(11)       the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income,

(12)       the amount of loss or discount on sales of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Financing or to any other Person in connection with a Qualified Receivables Factoring,

(13)       restructuring costs (including in connection with any tax related restructuring), integration costs, retention, recruiting, relocation and signing or completion bonuses and expenses, stock option and other equity-based compensation expenses and the amount of payments made to option holders in connection with, or as a result of, any distribution being made to shareholders, severance costs, systems establishment costs, costs relating to entry into a new market or to exiting a market, costs associated with office and facility openings, pre-openings, closings, expansions and consolidations (including but not limited to termination costs, moving costs and legal costs), new operation costs, unused warehouse space costs, new contract or corporate development costs, software and other intellectual property development costs, project start-up costs, costs relating to early termination of rights fee arrangements, consulting fees, curtailments or modifications to pension and post-retirement employee benefits and any costs attributable to the undertaking and/or implementation of new initiatives, business optimization activities, cost savings initiatives, cost rationalization programs, operating expense reductions, synergies and/or similar initiatives or programs (including, without limitation, in connection with the Transactions or any inventory optimization program, integration, restructuring or transition, any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, any facility opening and/or pre-opening, any implementation of operational and reporting systems and technology initiatives (including any expense relating to the implementation of enhanced accounting or IT functions or new system designs)), any employee ramp-up charges or any charges related to underutilized personnel (including duplicative personnel),

(14)       extraordinary, unusual, special, exceptional or non-recurring charges, expenses or losses (as determined by the Parent in good faith),

(15)       any add backs and other adjustments consistent with Regulation S-X,

(16)       fees, costs and expenses (including, without limitation, premium) incurred in connection with the Transactions and other transaction fees, costs, accruals and expenses (including rationalization, legal, tax and other costs and expenses) incurred in connection with any acquisition, investment, dividend, restricted payment, disposition, recapitalization, merger, consolidation or amalgamation, issuance, exchange or repayment of Indebtedness, option buyouts, refinancing, amendments or other modifications of debt instruments, early extinguishment of debt, hedging agreements or other derivative instruments (in each case whether or not such transaction was successfully completed),

(17)       without limiting the generality of clause (7) above, any costs or expense incurred by the Parent or a Restricted Subsidiary pursuant to any management equity plan or stock option or phantom equity plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Parent or net cash proceeds of an issuance of Equity Interests of the Parent (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in Section 4.07(a)(iii)(B),

(18)       without limiting the generality of clause (7) above, the amount of expenses relating to payments made to option, phantom equity or profits interest holders of the Parent or any of its direct or indirect Subsidiaries or parent companies in connection with, or as a result of, any distribution being made to equity holders of such Person or its direct or indirect parent companies, which payments are being made to compensate such option, phantom equity or profits interest holders as though they were equity holders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under this Indenture and expenses relating to distributions made to equity holders of such Person or its direct or indirect parent companies resulting from the application of Financial Accounting Standards Codification Topic 718— Compensation — Stock Compensation (formerly Financial Accounting Standards Board Statement No. 123 (Revised 2004)),

(19)       any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of the initial application of FASB Accounting Standards Codification Topic 715-Compensation-Retirement Benefits and any other items of a similar nature to the extent deducted (and not added back) in calculating Consolidated Net Income, and minus, to the extent included in Consolidated Net Income and without duplication

(1) any unusual, infrequent or extraordinary income or gains, and

(2) any other non-cash income (except to the extent representing an accrual for future cash income); provided that, to the extent non-cash gains are deducted pursuant to this clause (2) for any previous period and not otherwise added back to Consolidated EBITDA, Consolidated EBITDA shall be increased by the amount of any cash receipts (or any netting arrangements resulting in reduced cash expenses) in respect of such non-cash gains received in subsequent periods to the extent not already included therein, all calculated for the Parent and its Restricted Subsidiaries in accordance with GAAP (to the extent applicable) on a consolidated basis; provided that, to the extent included in Consolidated Net Income, (A) currency translation gains and losses shall be excluded in determining Consolidated EBITDA (including the net loss or gain resulting from Swap Agreements for currency exchange risk) and (B) any adjustments resulting from the application of Statement of Financial Accounting Standards 133 (codified under Accounting Standards Codification 815) shall be excluded in determining Consolidated EBITDA.

For the avoidance of doubt, the foregoing additions to, and subtractions from, Consolidated EBITDA shall not give effect to any items attributable to Unrestricted Subsidiaries other than IGPHS. For the purposes of calculating Consolidated EBITDA for any period, if during such period or after such period but prior to the applicable date of determination, the Parent or any Restricted Subsidiary shall have made any Specified Transaction, converted any Restricted Subsidiary into an Unrestricted Subsidiary, or converted any Unrestricted Subsidiary into a Restricted Subsidiary, Consolidated EBITDA shall be calculated after giving effect thereto on a pro forma basis, as if such Specified Transaction or conversion, and any related incurrence or repayment of Indebtedness, occurred on the first day of such period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such period but prior to the end of such period) shall have made any Specified Transaction or such conversions that would have required adjustment pursuant to this definition, then Consolidated EBITDA shall be calculated on a pro forma basis for such period as if such Specified Transaction or conversion had occurred on the first day of such period.

For the avoidance of doubt, any Indebtedness or Lien incurred or Investment or Restricted Payment made, in each case that was permitted under this Indenture at the time of such incurrence, making or receipt, shall continue to be permitted under this Indenture, regardless of any subsequent decrease in Consolidated EBITDA.

“Consolidated Interest Expense” means, with respect to any period, the sum, without duplication, of:

(1)         the interest expense paid in cash of the Group calculated on a consolidated basis for such period in accordance with GAAP, including, without limitation, interest expense under Capital Lease Obligations that is treated as interest in accordance with GAAP, imputed interest with respect to Attributable Debt and net payments, if any, pursuant to interest rate Permitted Hedging Obligations, but excluding any (i) non-cash interest expense attributable to the movement in mark-to-market valuation of Permitted Hedging Obligations or other derivative instruments pursuant to SFAS No. 133 (codified under ASC 815), (ii) non-cash interest expense attributable to the amortization of gains or losses resulting from the termination of Permitted Hedging Obligations prior to or reasonably contemporaneously with the Issue Date, (iii) amortization of deferred financing fees, (iv) expensing of commitment, bridge or other financing fees, and (v) interest expense arising out of the amortization of debt discount under Accounting Standards Codification 470-20; less

(2)         interest income of the Group for such period (including income pursuant to any Permitted Hedging Obligations).

“Consolidated Net Income” means, with reference to any period, the net income (or loss) of the Group calculated in accordance with GAAP on a consolidated basis (without duplication) for such period; provided that there shall be excluded:

(1)         any income (or loss) of any Person other than the Parent or a Restricted Subsidiary, but any such income so excluded may be included in such period or any later period to the extent of any cash dividends or distributions actually paid in the relevant period to the Parent or any Restricted Subsidiary of the Parent;

(2)         solely for the purpose of determining the amount available for Restricted Payments under Section 4.07(a)(iii)(A), income of, and any amounts referred to in clause (a) of this proviso paid to, any Subsidiary of the Parent (other than the Issuer or a Guarantor) to the extent that, on the date of determination, the declaration or payment of cash dividends or other cash distributions by such Subsidiary of that income is not at the time permitted by applicable law or any agreement or instrument applicable to such Subsidiary, unless such restriction with respect to the payment of cash dividends or other cash distributions has been legally waived or otherwise released; provided that Consolidated Net Income of the referent Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3)         any fees, costs and expenses (including, without limitation, any premium) directly incurred or paid during such period, or any amortization thereof for such period, in connection with (x) the Transactions, (y) any other Permitted Acquisition or other acquisition not prohibited under this Indenture, and, to the extent permitted thereunder, any other Investments and any Dispositions, and (z) to the extent permitted hereunder, issuances or incurrence of Indebtedness, issuances of Equity Interests or refinancing transactions and modifications of instruments of Indebtedness (in each case, including any such transaction consummated prior to the Issue Date, and any such transaction undertaken but not completed) and any charges or non-recurring costs incurred during such period as a result of such transaction;

(4)         at the option of the Parent, the effects of discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to dispose of such operations or in contemplation of the same, or are otherwise classified as “held for sale” under GAAP, only when and to the extent such operations are actually disposed of) and any net after-tax gains or losses from asset dispositions (other than in the ordinary course of business (as determined by the Parent in good faith));

(5)         any non-cash amounts included in Consolidated Interest Expense;

(6)         non-cash compensation expense incurred with any issuance of, equity interests to an employee of such Person or any Restricted Subsidiary;

(7)         any income (loss) for such period attributable to the early extinguishment of Indebtedness, together with any related provision for Taxes on any such income;

(8)         any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(9)         any gains or losses resulting from any reappraisal, revaluation or write-up or write-down of assets or liabilities (including any gains and losses attributable to movement in the mark-to-market valuation of any convertible indebtedness, any related call options or warrant transactions and any other derivatives and Deferred Acquisition Consideration);

(10)       any non-cash charges recorded in respect of intangible assets, including goodwill;

(11)       the effect of any purchase allocation accounting adjustments in respect of any acquisition consummated prior to the Issue Date, the Transactions and any acquisition permitted under this Indenture, and the amortization or write-off of any amounts in respect thereof;

(12)       any unusual, infrequent or extraordinary loss or charge and any restructuring charges or reserves, including write-downs and write-offs, any costs incurred in connection with the Transactions, Permitted Investments and Dispositions, costs related to the closure, consolidation and integration of facilities, information technology infrastructure and legal entities, and severance and retention bonuses, any charges to establish accruals and reserves or to make payments associated with the reassessment or realignment of the business and operations of the Parent and its Subsidiaries (including, without limitation, the sale or closing of facilities, severance, stay bonuses and curtailments or modifications to pension and post-retirement employee benefit plans, asset impairments or asset disposals (including leased facilities), charges for purchase and lease commitments, start-up costs for new facilities, reserves for excess, obsolete or unbalanced inventories, relocation costs which are not otherwise capitalized, and any related promotional costs of exiting Products or Product lines, start up, transition, integration and other restructuring and business optimization costs;

(13)       any amortization of debt discount under Accounting Standards Codification 470-20;

(14)       any non-cash foreign translation gains and losses including, without limitation, in respect of Swap Agreements;

(15)       accruals and reserves (including contingent liabilities) that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of the Transactions or other Permitted Acquisitions in accordance with GAAP, or changes as a result of adoption of modification of accounting policies; and

(16)       any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such items.

“Consolidated Total Indebtedness” means, at any time, the sum, without duplication, of (1) the aggregate Indebtedness of the Parent and its Restricted Subsidiaries consisting of obligations for borrowed money, Capital Lease Obligations and purchase money debt obligations and obligations evidenced by bonds, debentures, notes or similar instruments (other than Indebtedness with respect to Treasury Management Arrangements, Swap Agreements and intercompany Indebtedness), in each case that is of a type that would be reflected on a consolidated balance sheet of the Parent prepared as of such time in accordance with GAAP. For the avoidance of doubt and notwithstanding anything to the contrary contained above, Consolidated Total Indebtedness excludes (x) all Indebtedness incurred under a Qualified Securitization Financing or a Qualified Receivables Factoring and (y) letters of credit other than to the extent drawn and not reimbursed after two (2) Business Days.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Controlled Affiliate” means any Affiliates over which Parent or any of its Restricted Subsidiaries exercises management control.

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 hereof or such other address as to which the Trustee may give notice to the Issuer.

“Covered Jurisdiction” mean each of the United States (including any state or subdivision thereof), Luxembourg, Ireland and any other jurisdiction designated by the Parent and approved by the Credit Agreement Administrative Agent, acting reasonably and in good faith.

“Credit Agreement Administrative Agent” means Citibank, N.A., together with its permitted successors and assigns, as administrative agent under the Senior Secured Credit Facilities.

“Credit Agreement Collateral Agent” means Citibank, N.A., London Branch, together with its permitted successors and assigns, as collateral agent under the Senior Secured Credit Facilities.

“Credit Facilities” means one or more (A) debt facilities (including, without limitation, the Senior Secured Credit Facilities), or other financing arrangements (including, without limitation, commercial paper facilities with banks or other institutional lenders or investors or indentures), providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to lenders or to special purpose entities formed to borrow from lenders against such receivables or inventory, and including Qualified Securitization Financing) or letters of credit, debt securities, indentures or other forms of indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof, in whole or in part, and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, refinance, extend, renew, restate, amend, supplement or modify any part of the loans, notes, other credit facilities or commitments thereunder, including any such exchanged, replacement, refunding, refinancing, extended, renewed, restated, amended, supplemented or modified facility or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that such increase in borrowings or issuance is permitted under Section 4.09) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, Trustee, lender or group of lenders or other holders or investors.

“Currency Agreement” means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency Swap Agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deferred Acquisition Consideration” means any purchase price adjustments, contingent or other deferred payment payments of a similar nature (including any non-compete payments and consulting payments) made in connection with any Permitted Investment or other acquisition (including the acquisition of any intellectual property or license in respect thereof).

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Noncash Consideration” means noncash consideration received by the Parent or one of the Restricted Subsidiaries in connection with an Asset Sale that is designated by the Parent as Designated Noncash Consideration, less the amount of cash or cash equivalents received in connection with a subsequent sale of such Designated Noncash Consideration, which cash and cash equivalents shall be considered Net Proceeds received as of such date and shall be applied pursuant to Section 4.10.

“Disposition” means a sale, transfer, lease, disposition or exclusive license, including any “Disposition” by means of a merger, consolidation or similar transaction. “Dispose” and “Disposed” as to any assets subject to a Disposition shall have a corollary meaning.

“Disposition Consideration” means for any Disposition, the aggregate fair market value of any assets sold, transferred, leased, licensed or otherwise disposed of.

“Disqualified Stock” means, with respect to any Person, any Equity Interest in such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, either mandatorily or at the option of the holder thereof), or upon the happening of any event or condition:

(1)         matures or is mandatorily redeemable (other than solely for Equity Interests in such Person or of the Parent that do not constitute Disqualified Stock and cash in lieu of fractional shares of such Equity Interests), whether pursuant to a sinking fund obligation or otherwise;

(2)         is convertible or exchangeable at the option of the holder thereof for Indebtedness or Equity Interests (other than solely for Equity Interests in such Person or of the Parent that do not constitute Disqualified Stock and cash in lieu of fractional shares of such Equity Interests; or

(3)         is or may be redeemable (other than solely for Equity Interests in such Person or of the Parent that do not constitute Disqualified Stock and cash in lieu of fractional shares of such Equity Interests) or is or may be required to be repurchased by such Person or any of its Affiliates (other than, at the option of such Person, solely for Equity Interests in such Person or of the Parent that do not constitute Disqualified Stock and cash in lieu of fractional shares of such Equity Interests), in whole or in part, at the option of the holder thereof;

(4)         in each case on or prior to the date that is 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale,” “fundamental change” or “change of control” occurring prior to the date that is 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale”, “fundamental change” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes under Sections 4.10 and 4.14 or are subject to compliance by the relevant Person with Section 4.07; provided, further, however, that if such Capital Stock is issued to any plan for the benefit of directors, managers, employees or consultants of the Parent or its Subsidiaries or by any such plan to such directors, managers, employees or consultants, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Parent or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

(5)         The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased by the issuer thereof on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased by the issuer thereof at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Domestic Subsidiary” means a Subsidiary organized under the laws of the United States, any state thereof or the District of Columbia.

“Drug Development Fund” means a fund, the primary business purpose of which is to invest in the development of pharmaceutical Products or investigational medicinal Products or devices, in which the Parent or any of its Restricted Subsidiaries owns a minority of the Equity Interests.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any Indebtedness that is convertible into, or exchangeable for, Capital Stock); provided that Permitted Convertible Indebtedness Call Transactions shall not constitute Equity Interests.

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Parent by the Parent (other than Disqualified Stock and other than to a Subsidiary of the Parent) or (2) of Equity Interests of a direct or indirect parent entity of the Parent (other than to the Parent or a Subsidiary of the Parent) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Parent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Accounts” means (i) accounts used exclusively for payroll, (ii) accounts used exclusively for payroll taxes and/or withheld income taxes, (iii) accounts used exclusively for employee wage and benefit payments, (iv) escrow accounts and trust accounts, in each case entered into in the ordinary course of business and consistent with prudent business practice conduct where the Issuer or the applicable Guarantor holds the funds exclusively for the benefit of one or more unaffiliated third parties, (v) accounts exclusively used to secure letters of credit, bank guarantees, obligations under Treasury Management Arrangements and obligations under Swap Agreements, in each case, to the extent constituting Permitted Liens and (vi) accounts exclusively used to hold deposits from customers that are required pursuant to agreements with such customers to be held in a segregated account that, pursuant to such agreements, is not permitted to be subject to a Lien securing the Obligations in respect of the Notes and the Note Guarantees.

“Excluded Assets” means (i) any fee-owned real property and any leasehold interests in real property (other than the Headquarters); (ii) motor vehicles and other assets subject to certificates of title; (iii) pledges and security interests prohibited by applicable law, rule or regulation (including any requirement to obtain the consent of any governmental authority or third party) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or similar provisions under applicable law and other than proceeds and receivables thereof the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable law notwithstanding such prohibition (iv) Margin Stock and Equity Interests in any Person other than wholly-owned Subsidiaries, to the extent a pledge of such Equity Interests is prohibited by the organizational documents, or agreements with other equity holders, of such equity; (v) voting Equity Interests in any Restricted Subsidiary of any U.S. Corporate Subsidiary that is a CFC or FSHCO to the extent such Equity Interest exceeds 65% of the outstanding voting Equity Interests of such CFC or FSHCO; (vi) assets to the extent a security interest in such assets could reasonably result in a material adverse Tax consequence to the Parent or any of its Restricted Subsidiaries (including as a result of the operation of Section 956 of the Code or any similar law or regulation in any applicable jurisdiction) as reasonably determined by the Issuer; (vii) any lease, license or other agreement and any property subject to a permitted purchase money security interest or similar permitted arrangement or Lien permitted by clauses (4), (5), (7) (solely in respect of Liens referenced in clauses (4), (5) and (11) of the definition of “Permitted Liens” in the credit agreement governing the Senior Secured Credit Facilities), (viii) (with respect to cash collateral or deposits), (11), (16), (19), (22) (with respect to cash collateral or deposits with a value not in excess of $50,000,000), (27), and (34) of the definition of “Permitted Liens” in the credit agreement governing the Senior Secured Credit Facilities to the extent that a grant of a security interest therein would violate or invalidate such lease, license, contract, property right or agreement or purchase money arrangement or the documents governing such Permitted Lien or create a right of termination in favor of any other party thereto (other than a the Issuer or any Guarantor), in each case (other than with respect to property subject to such purchase money interests or similar arrangements or Lien permitted by clauses (4), (5), (7) (solely in respect of Liens referenced in clauses (4), (5) and (11) of the definition of “Permitted Liens” in the credit agreement governing the Senior Secured Credit Facilities) or (11 of the definition of “Permitted Liens” in the credit agreement governing the Senior Secured Credit Facilities), after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or similar provisions under applicable law other than proceeds and receivables thereof and only so long as the applicable provision giving rise to such violation or invalidity or such right of termination was not incurred in anticipation of this Agreement; (ix) those assets as to which the Issuer reasonably determines that the cost (including, without limitation, costs of notarization, taxes, stamp duties, registration or other applicable fees), consequences or burden of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the holders of the security to be afforded thereby; (x) any of the capital stock of Restricted Subsidiaries not owned directly by the Issuer or a Guarantor; (xi) any governmental licenses or state or local franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby after giving effect to the applicable anti-assignment provisions of the UCC or similar provisions under applicable law, and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or other applicable law notwithstanding such prohibition (xii) any assets to the extent expressly excluded pursuant to the Agreed Guarantee and Security Principles; (xiii) any “intent-to-use” applications for trademarks or service marks filed in the United States Patent and Trademark Office, or any successor office thereto or any successor office thereto, prior to the filing and acceptance of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, only to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use application or any registration that issues from such intent-to-use application under applicable federal law; (xiv) any Excluded Accounts; (xv) letter-of-credit rights (except to the extent a security interest therein can be perfected by the filing of UCC financing statements or similar filings under applicable law) (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a Uniform Commercial Code financing statement or applicable filings under applicable law); (xvi) any commercial tort claim with a value not in excess of $10,000,000; (xvii) [reserved]; (xviii) [reserved]; (xix) Equity Interests in Unrestricted Subsidiaries; and (xx) Equity Interests in Securitization Subsidiaries, to the extent a pledge of such Equity Interests is prohibited by the applicable Qualified Securitization Financing and Securitization Assets subject to Qualified Securitization Financing or a Qualified Receivables Factoring and (xxi) so long as the Senior Secured Credit Facilities are outstanding, any asset that is not pledged to secure obligations arising in respect to the Senior Secured Credit Facilities (whether pursuant to the terms of the credit agreement governing the Senior Secured Credit Facilities (and any related documents)) or as a result of any determination made thereunder, or by amendment, waiver or otherwise (other than a release in connection with payment in full thereof). In addition notwithstanding anything to the contrary herein or in any Collateral Document, the following assets shall not be required to be subject to a fixed charge in Ireland: (a) all plant and equipment, in each case, located in Ireland and (b) customer contracts or other agreements with third parties (including, without limitation, distribution agreements, license agreements or similar agreements), provided that, for the avoidance of doubt, the Headquarters shall be subject to a fixed charge in Ireland.

“Excluded Subsidiary” means (a) any Foreign Subsidiary of any U.S. Corporate Subsidiary and, in the case of any such Foreign Subsidiary that is a CFC, any Subsidiary of such CFC; provided that this clause (a) shall not apply at any time after the Issue Date to any entity that is a Restricted Subsidiary of the Issuer on the Issue Date unless this clause (a) applied to such entity on the Issue Date, (b) any FSHCO, (c) any Subsidiary that is prohibited or restricted by applicable law, rule or regulation or by any contractual obligation existing on the Issue Date or at the time of acquisition thereof after the Issue Date and not in contemplation thereof, in each case, from guaranteeing the Notes or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee unless such consent, approval, license or authorization has been received or a Subsidiary a guarantee from which could reasonably result in a material adverse tax consequence to Issuer or any of its Subsidiaries (including as a result of the operation of Section 956 of the Code or any similar law or regulation in any applicable jurisdiction) as reasonably determined by the Issuer, (d) not-for-profit Subsidiaries, if any, (e) certain special purpose entities, (f) captive insurance companies, if any, (g) any Subsidiary where the Issuer reasonably determines in good faith that the cost, consequences or burden of obtaining a guarantee by such Subsidiary would be excessive in light of the practical benefit afforded thereby, (h) IGPHS and each other Subsidiary listed on Schedule 1.01D of the Senior Secured Credit Facilities, (i) any non-wholly-owned Subsidiaries, (j) at the option of Issuer, an Immaterial Subsidiary and (k) any Securitization Subsidiary.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined in good faith by the Parent.

“First Lien Intercreditor Agreement” means that certain First Lien Intercreditor Agreement, dated as of the Issue Date, among the Parent, the Issuer, the other Guarantors (as defined therein) party thereto, the Credit Agreement Administrative Agent, the Credit Agreement Collateral Agent, the Trustee, the Notes Collateral Agent and each additional authorized representative and collateral agent from time to time party thereto, as amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time in accordance with its terms and this Indenture.

“First Lien Net Leverage Ratio” means, with respect to any Four Quarter Period, the ratio of (i) Consolidated Total Indebtedness secured by a Lien on the Collateral that ranks pari passu with the Liens on the Collateral securing the Notes and the Note Guarantees, net of Unrestricted Cash, as of the last day of such Four Quarter Period, to (ii) Consolidated EBITDA for such Four Quarter Period; in each case, calculated on a pro forma basis.

“First Lien Notes Secured Parties” means the Trustee, the Notes Collateral Agent and the Holders of the Notes.

“First Priority Credit Obligations” means all Secured Obligations (as defined in the Senior Secured Credit Facilities).

“First Priority Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Note Guarantees and the Collateral Documents.

“First Priority Obligations” means (i) the First Priority Credit Obligations, (ii) the First Priority Notes Obligations and (iii) and any other Obligations secured by first priority Liens on the Collateral and subject to the First Lien Intercreditor Agreement that are permitted to be incurred and secured by such Liens pursuant to this Indenture.

“Fixed Charge Coverage Ratio” means, on any determination date (subject to the second succeeding paragraph below, the “Transaction Date”), the ratio of Consolidated EBITDA of the Group for the most recent four consecutive fiscal quarters ending immediately prior to such determination date for which internal financial statements are available (the “Four Quarter Period”) to Fixed Charges of the Parent for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Fixed Charges” shall be calculated on a pro forma basis for such period. Furthermore, in calculating Fixed Charges for purposes of determining the denominator (but not the numerator) of this “Fixed Charge Coverage Ratio”:

(1)         interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and that will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)         notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Interest Rate Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements; and

(3)         the amount of Fixed Charges attributable to any Preferred Stock (other than Disqualified Stock) issued by the Parent that is mandatorily convertible or redeemable solely into common equity of the Parent within 365 days of the Transaction Date will be recalculated by multiplying (x) the actual amount of Fixed Charges attributable thereto for the Four Quarter Period by (y) a fraction, the numerator of which is the number of days from (and including) the Transaction Date to (but excluding) the applicable conversion or redemption date and the denominator of which is 365. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made had been the applicable margin for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined the Parent to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of the computation above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed on the average daily balances of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Parent or Restricted Subsidiary may designate. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Parent, giving effect to (a) Pro Forma Synergies and (b) any cost savings that could then be reflected in pro forma financial statements in accordance with Regulation S-X under the Securities Act or any other regulation or policy of the SEC related thereto.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)         Consolidated Interest Expense for such period; plus

(2)         the amount of all dividend payments on any series of Preferred Stock or Disqualified Stock of the Parent or any Restricted Subsidiary (other than dividends paid or accrued in Qualifying Equity Interests or dividends paid or accrued to the Parent or any Restricted Subsidiary) paid in cash during such period (without duplication).

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Four Quarter Period” has the meaning assigned to that term in the definition of Fixed Charge Coverage Ratio.

“FSHCO” means any Domestic Subsidiary of any U.S. Corporate Subsidiary that has no material assets other than equity interests and/or indebtedness of one or more (1) Foreign Subsidiaries of any U.S. Corporate Subsidiary that were Foreign Subsidiaries of a U.S. Corporate Subsidiary on the Issue Date or (2) entities described in clause (1).

“GAAP” means generally accepted accounting principles in the United States of America.

“Global Note Legend” means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with or on behalf of and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01, 2.06(b)(3), 2.06(b)(4), 2.06(d)(1) or 2.06(d)(2) hereof.

“Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Group” means the Parent and its Restricted Subsidiaries.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)         to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)         entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(A)	endorsements for collection or deposit in the ordinary course of business; or
(B)	a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (3) of the definition of “Permitted Investment.”

The terms “Guarantee” and “Guaranteed” shall have correlative meanings.

“Guarantor” means the Parent or any Restricted Subsidiary of the Parent (other than the Issuer) that Guarantees the obligations of the Issuer under the Notes, until such Note Guarantee is released in accordance with the terms of this Indenture.

“Headquarters” means the corporate headquarters of the Parent as of the Issue Date, located in Dublin, Ireland.

“Hedge Agreement” means any agreement with respect to any swap, forward, spot, future or derivative transaction or options or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of the foregoing.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement. For the avoidance of doubt, any Permitted Equity Derivatives will not constitute a Hedging Obligation.

“Holder” means a Person in whose name a Note is registered.

“IGPHS” means ICON Government and Public Health Solutions, Inc.

“IAI Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold to Institutional Accredited Investors.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Immaterial Subsidiary” means, at any date of determination, each Restricted Subsidiary that has total assets (as determined in accordance with GAAP) of less than 5.0% of the Parent’s Total Assets and Consolidated EBITDA (measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the most recently ended four consecutive fiscal quarters ended for which internal consolidated financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such Four Quarter Period, as applicable, and on or prior to the date of acquisition of such Subsidiary).

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The terms “Incurrence” and “Incurred” shall have correlative meanings.

Solely for purposes of determining compliance with Section 4.09, the following shall not be deemed to be the Incurrence of Indebtedness:

(1)         amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)         the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3)         changes in the fair value of Indebtedness (including the valuation of any Permitted Convertible Indebtedness attributable to movement in the mark-to-market valuation thereof); and

(4)         the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption, making of a mandatory offer to purchase such Indebtedness or any other prepayment thereof.

In addition, the Issuer may, at its option, elect to treat all or any portion of the commitment under any Indebtedness (including with respect to any revolving loan commitment) as being Incurred at the time of such commitment, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed to be an Incurrence at such subsequent time.

“Indebtedness” of any Person means, without duplication,

(a)         the principal component of all obligations of such Person for borrowed money,

(b)         the principal component of all obligations of such Person evidenced by bonds, debentures, notes or similar instruments,

(c)         all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person (excluding trade accounts payable and accrued expenses arising in the ordinary course of business and licenses entered into in the ordinary course of business),

(d)         the principal component of all obligations of such Person in respect of the deferred purchase price of property or services if and to the extent such obligation would appear as a liability upon the balance sheet of the specified Person in accordance with GAAP (including payments or other arrangements representing acquisition consideration, in each case entered into in connection with an acquisition, but excluding (i) accounts payable, accrued interest or other liability to trade creditors incurred in the ordinary course of business, (ii) deferred revenue, deferred compensation and severance, pension, health and welfare retirement and equivalent benefits to current or former employees, directors or managers of such Person and its Subsidiaries, and (iii) any Deferred Acquisition Consideration),

(e)         all Capital Lease Obligations of such Person,

(f)         all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty,

(g)        all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances,

(h)        all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; provided that, if such Person has not assumed or otherwise become liable in respect of such Indebtedness, such obligations shall be deemed to be in an amount equal to the lesser of (i) the amount of such Indebtedness and (ii) fair market value of such property at the time of determination (in the Issuer’s good faith estimate),

(i)          all Guarantees by such Person of Indebtedness of others and

(j)          the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Restricted Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with this Indenture (but excluding, in each case, any accrued dividends), in each case of clause (a) through (g), to the extent such Indebtedness would appear as a liability upon the balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For the avoidance of doubt, deferred revenue and advances and deposits received from customers shall not constitute Indebtedness.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the first $500.0 million aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Purchasers” means Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, HSBC Continental Europe SA, J.P. Morgan Securities LLC and Santander Investment Securities Inc.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, (a) any voluntary or involuntary case or proceeding under any debtor relief law with respect to any such Person, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization, examinership, administration or other similar event, case, process, action or proceeding or private or judicial foreclosure with respect to any such Person or with respect to all or any material portion of its assets, (c) any liquidation, dissolution, examinership, reorganization or winding up of any such Person whether voluntary or involuntary or otherwise and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of all or any material part of the assets and liabilities of any such Person. In addition, in respect of any Guarantor incorporated in Luxembourg or having its “centre of main interests” in Luxembourg, “Insolvency or Liquidation Proceeding” shall also mean a Luxembourg Insolvency Event.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who are not also QIBs.

“Interest Rate Agreement” means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case, created or made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Parent or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.07(c). The acquisition by the Parent or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.07(c). Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value, less any amounts paid, repaid, refinanced, distributed or otherwise received in cash in respect of such Investment. For the avoidance of doubt, Permitted Equity Derivatives and acquisitions of or licenses for intellectual property or tangible assets used or useful in a Permitted Business do not constitute Investments.

“Issue Date” means July 1, 2021.

“Issuer” has the meaning assigned to it in the preamble to this Indenture.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, license, pledge, hypothecation, encumbrance, assignment, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities; provided that any precautionary UCC financing statements or similar filings (including any filing of a UCC financing statement or other filing with a Governmental Authority in respect of an operating lease or a consignment) and any filings with any Governmental Authority in respect of any license shall not constitute Liens to the extent that such operating lease, consignment or license to which the filings relate are otherwise Permitted Liens hereunder; provided that in no event shall any operating lease or any non-exclusive license, sub-license or cross-license to intellectual property be deemed to constitute a Lien.

“Limited Condition Transaction” means any (a) any acquisition or Investment that the Parent or any of its Restricted Subsidiaries is contractually committed to consummate, which commitment is not conditioned on the availability of, or on obtaining, third party financing or (b) redemption or repayment of Indebtedness requiring irrevocable advance notice or any irrevocable offer to purchase Indebtedness that is not subject to obtaining financing.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Insolvency Event” means, in relation to any entity incorporated or existing under the laws of Luxembourg or any of their assets, any corporate action, legal proceedings or other procedure or step in relation to bankruptcy (faillite), insolvency, judicial or voluntary liquidation (liquidation judiciaire ou volontaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (action paulienne), general settlement with creditors, the appointment of a juge délégué, a commissaire, a juge-commissaire, a mandataire ad hoc, an administrateur provisoire, a liquidateur or a curateur reorganization or similar laws affecting the rights of creditors generally.

“Luxembourg Guarantor” means ICON Luxembourg, S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg, having its registered office at 61, rue de Rollingergrund, L-2440 Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 66588 and any Guarantor incorporated under the laws of Luxembourg and/or having its registered office and/or its “centre of main interests” (as this term is used in Article 3(1) of Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceeds (recast)) in Luxembourg, in each case, until the Note Guarantee of such Luxembourg Guarantor is released in accordance with the terms of this Indenture.

“Margin Stock” has the meaning assigned to such term in Regulation U of the Board of Governors of the Federal Reserve System of the United States of America.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common Equity Interests of the Parent or any one of the Issuer’s other parent entities that are traded on a securities exchange on the date of the declaration of a Restricted Payment, multiplied by (ii) the arithmetic mean of the closing prices per share of such common Equity Interests on the principal securities exchange on which such common Equity Interests are traded for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

“Material Acquisition” means any Permitted Acquisition that involves the payment of acquisition consideration by the Parent and its Restricted Subsidiaries in excess of $50,000,000.

“Material Disposition” means any Asset Sale that involves payment of Disposition Consideration to the Parent or any of its Restricted Subsidiaries in excess of $50,000,000.

“Material Intellectual Property” means intellectual property that is material to the business of the Parent and its Subsidiaries, taken as a whole, as determined by the Parent in good faith.

“Merger” has the meaning assigned to it in the preamble to this Indenture.

“Merger Agreement” means the Agreement and Plan of Merger dated as of February 24, 2021 among Parent, ICON US Holdings Inc., a Delaware corporation, Merger Sub and PRA (including, without limitation all exhibits, schedules and disclosure letters thereto), as the same may be altered, amended, changed, supplemented or with any provision or condition therein waived.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Cash Proceeds” means with respect to a transaction, the proceeds of such transaction in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Parent or any Restricted Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting, taxes and other fees and expenses actually incurred or reserved in good faith for post-closing adjustments in connection with such transaction and net of taxes paid or payable as a result thereof.

“Net Proceeds” from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)         all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes paid, reasonably estimated to be payable or required to be accrued as a liability under GAAP, as a consequence of such Asset Sale (including, for the avoidance of doubt, any income, withholding and other taxes payable as a result of the distribution, contribution or other transfer of such proceeds to the Issuer and after taking into account any available tax credits or deductions and any tax sharing agreements);

(2)         all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(3)         all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale;

(4)         the amount of any reserves established to fund contingent liabilities reasonably estimated by the Issuer to be payable in respect of such Asset Sale; and

(5)         any portion of the purchase price from an Asset Sale placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with that Asset Sale; provided, however, that upon the termination of that escrow, Net Proceeds will be increased by any portion of funds in the escrow that are released to the Parent or any Restricted Subsidiary (subject to any reserves established in respect thereof).

“Non-Guarantor Subsidiary” means a Restricted Subsidiary that is not a Guarantor.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Note Guarantee” means the Guarantee by each Guarantor of the obligations of the Issuer under this Indenture and the Notes.

“Notes” means the Initial Notes and the Additional Notes. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes; provided that unless any such Additional Notes are fungible with the Initial Notes for U.S. federal tax and securities law purposes, such Additional Notes shall be issued with a separate CUSIP number.

“Notes Collateral Agent” means Citibank, N.A., London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Notes Documents” means this Indenture, the Notes and the Collateral Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offer to Purchase” means a Change of Control Offer, Alternate Offer, Collateral Advance Offer, Collateral Asset Sale Offer, Advance Offer or Asset Sale Offer.

“Offering Memorandum” means the final offering memorandum of the Issuer, dated as of June 16, 2021, relating to the Notes.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, manager, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, any assistant Controller, the Secretary, any Assistant Secretary, any Vice-President or authorized signatory of such Person.

“Officer’s Certificate” means a certificate signed by an Officer of the Parent or the Issuer, as applicable, and delivered to the Trustee.

“Opinion of Counsel” means an opinion meeting the requirements of this Indenture from legal counsel who is reasonably acceptable to the Trustee and delivered to the Trustee. The counsel may be an employee of or counsel to the Issuer or any Subsidiary of the Issuer.

“Parent” means ICON Public Limited Company, an Irish public limited company.

“Pari Passu Indebtedness” means Indebtedness of the Issuer or a Guarantor that is secured equally and ratably by Liens on the Collateral having the same priority as the Liens securing the Notes; provided that an authorized representative of the holders of such Indebtedness shall be a party to the First Lien Intercreditor Agreement.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Permitted Bond Hedge Transaction” means (a) any call option or capped call option (or substantively equivalent derivative transaction) on the common or ordinary Capital Stock of the Parent (or any direct or indirect parent company thereof) purchased by the Parent or any of its Subsidiaries in connection with an Incurrence of Permitted Convertible Indebtedness, and (b) any call option or capped call option (or substantively equivalent derivative transaction) replacing or refinancing the foregoing; provided, that (x) the sum of (i) the purchase price for any Permitted Bond Hedge Transaction occurring after the Issue Date, plus (ii) the purchase price for any Permitted Bond Hedge Transaction it is refinancing or replacing, if any, minus (iii) the cash proceeds received upon the termination or the retirement of the Permitted Bond Hedge Transaction it is replacing or refinancing, if any, less (y) the sum of (i) the cash proceeds from the sale of the related Permitted Warrant Transaction plus (ii) the cash proceeds from the sale of any Permitted Warrant Transaction refinancing or replacing such related Permitted Warrant Transaction, if any, minus (iii) the amount paid upon termination or retirement of such related Permitted Warrant Transaction, if any, does not exceed the net cash proceeds from the Incurrence of the related Permitted Convertible Indebtedness.

“Permitted Business” means the business and any services, activities or businesses incidental, or reasonably related or complementary or similar to, any line of business engaged in by the Parent and its Subsidiaries as of the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Convertible Indebtedness” means Indebtedness of the Parent or any of the Restricted Subsidiaries (which may be Guaranteed by the Guarantors) permitted to be Incurred pursuant to Section 4.09 that is (1) convertible into, or exchangeable for, Capital Stock of the Parent or any of its direct or indirect parent companies (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such common or ordinary Capital Stock) and/or (2) sold as units with call options, warrants, rights or obligations to purchase (or substantially equivalent derivative transactions) that are exercisable for Capital Stock of the Parent or any of its direct or indirect parent companies and/or cash (in an amount determined by reference to the price of such common or ordinary Capital Stock).

“Permitted Convertible Indebtedness Call Transaction” means any Permitted Bond Hedge Transaction and any Permitted Warrant Transaction.

“Permitted Equity Derivatives” means (a) any forward purchase, accelerated share purchase, call option, warrant transaction or other equity derivative transactions relating to the Capital Stock of the Parent entered into by the Parent or any Restricted Subsidiary provided that any Restricted Payment made in connection with such transaction is permitted pursuant to Section 4.07 and (b) any Permitted Convertible Indebtedness Call Transactions.

“Permitted Hedging Obligations” means obligations of the Parent or any Restricted Subsidiary in respect of non-speculative Swap Agreements entered into (i) to hedge or mitigate risks to which Parent or any Restricted Subsidiary has actual exposure (other than those in respect of Equity Interests of Parent or any of its Restricted Subsidiaries but excluding convertible debt securities) or (ii) in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Parent or any Restricted Subsidiary.

“Permitted Incremental Amount” means an unlimited amount so long as (1) in the case of any Indebtedness secured by a Lien on the Collateral that is pari passu with any Lien on the Collateral securing the Obligations under the Notes and the Note Guarantees, the First Lien Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed 5.00:1.00 and (2) in the case of any Indebtedness secured by the Collateral on a junior lien basis relative to the Liens on such Collateral securing the Obligations under the Notes and the Note Guarantees, the Secured Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed 5.25:1.00.

“Permitted Investments” means:

(1)         the Transactions;

(2)        any Investment in the Parent or in a Restricted Subsidiary of the Parent (including, for the avoidance of doubt, the purchase of Equity Interests of non-wholly owned Restricted Subsidiaries);

(3)         any Investment in cash and Cash Equivalents;

(4)         any Investment by the Parent or any Restricted Subsidiary in a Person, if as a result of such Investment: (a) such Person becomes a Restricted Subsidiary; or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary (any such Investment, a “Permitted Acquisition”);

(5)         any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with Section 4.10 or (b) a Disposition or other transfer of assets not constituting an Asset Sale;

(6)         any Investments to the extent made in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Parent or any of its direct or indirect parent companies;

(7)         any Investments received in settlement, satisfaction, compromise or resolution of (A) obligations of trade creditors or customers or other debts that were incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) judgments, litigation, arbitration or other disputes;

(8)         Investments represented by Swap Agreements, Permitted Hedging Obligations and Permitted Equity Derivatives;

(9)         (a) loans and advances to, or guarantees of Indebtedness of officers, directors, employees, consultants and members of management not in excess of $25,000,000 outstanding at any one time, in the aggregate and (b) other loans and advances to employees, directors, officers, members of management and consultants for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or to future, present and former employees, directors, officers, members of management and consultants (and their Controlled Affiliates and Immediate Family Members) to fund such Person’s purchase of Equity Interests of the Parent or any direct or indirect parent company thereof;

(10)       [reserved];

(11)       any guarantee of Indebtedness permitted to be incurred under Section 4.09 and performance guarantees provided in the ordinary course of business;

(12)       any Investment existing on, or made pursuant to binding commitments existing on, the date hereof and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under this Indenture;

(13)       Investments of any Person in existence at the time such Person becomes a Restricted Subsidiary, or is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary; provided such Investment was not made in connection with or in anticipation of such Person becoming a Restricted Subsidiary and, to the extent in an amount not greater than such Investment as existing on the date such Person became a Restricted Subsidiary, any modification, replacement, renewal or extension thereof;

(14)       Investments in the ordinary course of business in prepaid expenses, negotiable instruments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties;

(15)       receivables owing to the Parent or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, that such trade terms may include such concessionary trade terms as the Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

(16)       advances, loans or extensions of trade or other credit (including to officers, directors, consultants and employees of the Parent, its Subsidiaries or its direct and indirect parent companies) in the ordinary course of business by the Parent or any of its Restricted Subsidiaries;

(17)       lease, utility and similar deposits in the ordinary course of business and other deposits constituting Permitted Liens;

(18)       Investments in the ordinary course of business consisting of endorsements for collection or deposit;

(19)       Investments among the Parent and its Subsidiaries in the ordinary course of business for purposes of funding the working capital and maintenance capital expenditure requirements and research and development activities of the Parent and its Subsidiaries;

(20)       Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(21)       any customary upfront, milestone, marketing or other funding payment in the ordinary course of business to another Person in connection with obtaining a right to receive royalty or other payments in the future;

(22)       Investments in any joint ventures in an amount outstanding at any one time not to exceed the greater of $175.0 million and 15% of Consolidated EBITDA for the Four Quarter Period (with the Fair Market Value as determined in good faith by the Parent of each Investment (other than any Investment consisting of a guarantee) being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (22) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (22) for so long as such Person continues to be a Restricted Subsidiary;

(23)       Investments in a Permitted Business in an aggregate amount, taken together with all other Investments made pursuant to this clause (23) that are at that time outstanding, not to exceed the greater of $290.0 million and 25% of Consolidated EBITDA for the Four Quarter Period; provided, however, that if any Investment pursuant to this clause (23) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (23) for so long as such Person continues to be a Restricted Subsidiary;

(24)       Investments consisting of co-development agreements or consisting of the licensing or contribution of intellectual property, new drug applications or similar assets pursuant to development, marketing or manufacturing agreements, alliances or arrangements or similar agreements or arrangements with other Persons;

(25)       other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (25) that are at the time outstanding, not to exceed the greater of $290.0 million and 25% of Consolidated EBITDA for the Four Quarter Period; provided, however, that if any Investment pursuant to this clause (25) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above and shall cease to have been made pursuant to this clause (25) for so long as such Person continues to be a Restricted Subsidiary;

(26)       Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Parent, are necessary or advisable to effect or maintain any Qualified Securitization Financing or any repurchase obligation in connection therewith;

(27)       Investments in IGPHS to fund its cash management and working capital requirements;

(28)       (x) Investments in Drug Development Funds, (y) Investments in Oncacare Limited to fund its cash management and working capital requirements and (z) loans made to Oncacare Limited pursuant to the shareholders agreement thereof, in an aggregate amount, taken together with all other Investments made pursuant to this clause (28) that are at that time outstanding, not to exceed the greater of $580.0 million and 50% of Consolidated EBITDA for the Four Quarter Period;

(29)       Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(30)       Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors in the ordinary course of business;

(31)       Guarantees by the Parent or any of its Restricted Subsidiaries of leases (other than capitalized leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business and consistent with past practice;

(32)       any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business and consistent with past practice;

(33)       Investments in the Notes; and

(34)       any Investment by the Parent or any of its Restricted Subsidiaries so long as the Total Net Leverage Ratio on a Pro Forma Basis is less than or equal to 4.25:1.00.

“Permitted Liens” means:

(1)         Liens to secure (a) Indebtedness (and other related Obligations) that was incurred pursuant to clause (1) or clause (14) of the definition of Permitted Debt and (b) Obligations with regard to Treasury Management Arrangements and Hedging Obligations; provided that (i) if such Indebtedness constitutes First Priority Obligations, such Liens shall be subject to the First Lien Intercreditor Agreement and (ii) if such Indebtedness is secured by a Lien that is junior to the Lien securing the Notes and the Note Guarantees, such Lien shall be subject to the Junior Lien Intercreditor Agreement;

(2)         (a) Liens on assets of Foreign Subsidiaries or Non-Guarantor Subsidiaries securing Indebtedness (and other related Obligations) of such Foreign Subsidiary or Non-Guarantor Subsidiary that was Incurred in accordance with Section 4.09 and (b) Liens securing Indebtedness (and other related Obligations) that was Incurred pursuant to clause (22) of the definition of Permitted Debt;

(3)         Liens in favor of the Parent or any Restricted Subsidiary;

(4)         Liens on property or Equity Interests of another Person existing at the time such other Person becomes a Restricted Subsidiary of the Parent or is merged with or into or consolidated with the Parent or any Subsidiary of the Parent; provided that such Liens (a) are not incurred in contemplation thereof and (b) do not extend to any other property owned by the Parent or any of the Restricted Subsidiaries (other than after acquired property of such Person (to the extent required to become subject to such Liens under the terms of the applicable agreements as in effect at the time such Person becomes a Subsidiary of the Parent) assets and property affixed or appurtenant thereto);

(5)         Liens on property (including Equity Interests) existing at the time of acquisition of the property by the Parent or any Subsidiary of the Parent; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(6)         Liens on the Equity Interests of Unrestricted Subsidiaries;

(7)         Liens (a) to secure the performance of, or arising in connection with, public or statutory obligations (including worker’s compensation laws, unemployment insurance laws or similar legislation), insurance, surety or appeal bonds, performance bonds or other obligations of a like nature, good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases, deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business (including Liens to secure letters of credit or similar instruments issued to assure payment or performance of such obligations), (b) in respect of letters of credit, bank guarantees or similar instruments issued for the account of the Parent or any Subsidiary supporting obligations of the type set forth in clause (a) above and (c) Liens on cash and Cash Equivalents securing letters of credit issued in the ordinary course of business;

(8)         Liens on securities that are the subject of repurchase agreements permitted hereunder;

(9)         Liens to secure Indebtedness ( and related obligations) permitted by clause (11) of the definition of Permitted Debt covering only the assets acquired with, improved, constructed, leased or financed by such Indebtedness and the proceeds thereof;

(10)       Liens existing on the Issue Date (other than Liens referred to in the foregoing clause (1)(a));

(11)       Liens for taxes, assessments or other governmental charges or claims that are (a) not yet delinquent, or (b) being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with, and to the extent required by, applicable accounting standards;

(12)       Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, either (a) incurred in the ordinary course of business or (b) for sums not yet due or being contested in good faith by appropriate proceedings;

(13)       survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of their properties which were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(14)       Liens securing the Notes (other than any Additional Notes) and the Note Guarantees;

(15)       Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture or to secure any Refinancing (or successive Refinancings), as a whole or in part, of any Indebtedness secured by a Lien referred to in clauses (2)(b), (4), (5), (9), (10), (40) and (42) hereof; provided, however, that the new Lien is limited to property and assets that secured or, under the written agreements pursuant to which the original Liens arose, could secure the Refinanced Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof);

(16)       Liens on insurance policies, premiums and proceeds thereof, or other deposits, to secure insurance premium financings and other liabilities to insurance carriers;

(17)       Liens arising from Uniform Commercial Code (“UCC”) financing statement filings regarding operating leases or consignments entered into by the Parent and the Restricted Subsidiaries and other precautionary UCC financing statements or similar filings;

(18)       Liens securing or arising out of judgments, decrees, orders, awards or notices of lis pendens and associated rights related to litigation with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, or in respect of which the period within which such appeal or proceedings may be initiated shall not have expired, and Liens on litigation proceeds securing obligations to pay expenses incurred in connection with such litigation;

(19)       Liens arising by virtue of any statutory or common law provisions relating to banker’s liens and rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution or as to purchase orders and other agreements entered into with customers in the ordinary course of business;

(20)       Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(21)       Liens on cash, Cash Equivalents or other property securing Indebtedness permitted by clause (16) of the definition of Permitted Debt;

(22)       Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(23)       Liens to secure Indebtedness (and other related Obligations) that was Incurred pursuant to Section 4.09; provided that (i) if such Indebtedness constitutes First Priority Obligations, (1) the First Lien Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed 5.00:1.00 and (2) such Liens shall be subject to the First Lien Intercreditor Agreement and (ii) if such Indebtedness is secured by a Lien that is junior to the Lien securing the Notes and the Note Guarantees, (1) the Secured Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed 5.25:1.00 and (2) such Lien shall be subject to the Junior Lien Intercreditor Agreement;

(24)       Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(25)       [reserved];

(26)       [reserved];

(27)       Liens securing obligations in an aggregate amount not to exceed $50,000,000 in respect of obligations under or in respect of Swap Agreements (including Permitted Hedging Obligations);

(28)       Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(29)       Liens on equipment or inventory of the Parent or any Restricted Subsidiary granted in the ordinary course of business to the Parent’s or such Restricted Subsidiary’s supplier at which such equipment or inventory is located;

(30)       any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture, minority investment or similar arrangement pursuant to any joint venture, shareholder, investor rights or similar agreement;

(31)       Liens (a) consisting of deposits or advances made by the Parent or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted under this Indenture or (b) consisting of an option or agreement to dispose of any property permitted to be sold pursuant to Section 4.10;

(32)       leases, subleases, non-exclusive licenses or non-exclusive sublicenses granted to third parties (a) entered into in the ordinary course of business which do not materially interfere with the conduct of the business of the Parent and the Restricted Subsidiaries and which do not secure any Indebtedness or (b) that are not otherwise prohibited by Section 4.07;

(33)       Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (b) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business, including Liens encumbering reasonable customary initial deposits and margin deposits;

(34)       ground leases in respect of real property on which facilities owned or leased by the Parent or any of its Subsidiaries are located and other Liens affecting the interest of any landlord (and any underlying landlord) of any real property leased by the Parent or any Subsidiary;

(35)       Liens to secure contractual payments (contingent or otherwise) payable by the Parent or its Subsidiaries to a seller after the consummation of an acquisition of a product, business, license or other assets;

(36)       Liens on any assets held by a Trustee (i) under any indenture or other debt instrument where the proceeds of the securities issued thereunder are held in escrow pursuant to customary escrow arrangements pending the release thereof, and (ii) under any indenture pursuant to customary discharge, redemption or defeasance provisions; and

(37)       any interest or title of a lessor or licensor under any lease, sublease, license or sublicense entered into by the Parent or any Restricted Subsidiary (A) existing on the Issue Date (but not created in contemplation hereof), (B) entered into in the ordinary course of its business or (C) entered into in connection with an acquisition;

(38)       usual and customary Liens incurred to secure ACH Indebtedness, business credit card programs, and netting services, overdrafts and related liabilities arising from treasury, depositary and cash management services and Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Parent and its Restricted Subsidiaries in the ordinary course of business;

(39)       Liens on deposits or other amounts held in escrow to secure payments (contingent or otherwise) payable by the Parent or any of its Restricted Subsidiaries with respect to the settlement, satisfaction, compromise or resolution or judgments, litigation, arbitration or other disputes;

(40)       other Liens securing Indebtedness to the extent such Indebtedness, when taken together with all other Indebtedness secured by Liens Incurred pursuant to this clause (40) that are at that time outstanding and the Indebtedness secured by Liens pursuant to clause (15) above with respect to the Refinancing of Indebtedness originally secured by Liens pursuant to this clause (40), does not exceed the greater of $405.0 million or 35.0% of Consolidated EBITDA for the Four Quarter Period;

(41)       Liens on Securitization Assets in connection with Qualified Securitization Financing or a Qualified Receivables Factoring or Liens existing by reason of other contractual requirements of a Securitization Subsidiary or any Qualified Securitization Financing or Qualified Receivables Factoring;

(42)       purchase options, calls and similar rights of, and restrictions for the benefit of, a third party with respect to Equity Interests held by the Parent or any Restricted Subsidiary in joint ventures;

(43)       Liens securing Indebtedness permitted under clause (5) of the definition of “Permitted Debt” and Permitted Refinancing Indebtedness thereof; provided that such Indebtedness shall be secured solely by Liens existing at the time such Restricted Subsidiary is acquired by the Parent or a Restricted Subsidiary of the Parent and shall not extend to any other property owned by the Parent or any of its other Restricted Subsidiaries; and

(44)       Liens securing the Headquarters arising as a result of a Sale and Leaseback Transaction thereof.

For the avoidance of doubt, the inclusion of any specific Lien in the definition of Permitted Liens shall not give rise to any implication that the obligations secured by such Lien constitute Indebtedness.

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Parent may, in its sole discretion, classify or reclassify such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and the Parent may divide and classify a Lien in more than one of the types of Permitted Liens in one of the above clauses.

“Permitted Refinancing Indebtedness” means any Indebtedness that Refinances any Indebtedness of the Parent or any of the Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness that Refinances Permitted Refinancing Indebtedness; provided that:

(1)         the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being Refinanced (plus accrued interest and premium (including tender premium) thereon, any committed or undrawn amounts associated with, original issue discount on, and underwriting discounts, fees, commissions and expenses incurred in connection with, such Refinancing);

(2)         such Permitted Refinancing Indebtedness has a final maturity date no earlier than the earlier of (i) the final maturity date of the Notes or (ii) the final maturity of the Indebtedness being Refinanced, and has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being Refinanced;

(3)         if the Indebtedness being Refinanced is contractually subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced; and

(4)         no Permitted Refinancing Indebtedness shall have direct obligors or contingent obligors that were not the direct obligors or contingent obligors (or that would not have been required to become direct obligors or contingent obligors) in respect of the Indebtedness being Refinanced.

“Permitted Warrant Transaction” means any call options, warrants or rights to purchase (or substantively equivalent derivative transactions) on common or ordinary Capital Stock of the Parent or any of its direct or indirect parent companies purchased or sold by the Parent, any of its Subsidiaries or any of the Parent’s direct or indirect parent companies substantially concurrently with a Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Place of Payment”, when used with respect to the Notes, means the place or places where the principal of (and premium, if any) and interest on the Notes are payable as contemplated by Section 4.02 hereof.

“Pounds Sterling” means the lawful currency of the United Kingdom.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class of classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(1) hereof.

“pro forma basis” and “pro forma effect” mean, with respect to compliance with any test or covenant or calculation of any ratio (or Consolidated EBITDA or Total Assets) under this Indenture, in determining or calculating such test, covenant or ratio (including in connection with Specified Transactions), (1) Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to clause (2) below) that have been made (i) during the applicable Four Quarter Period or (ii) if applicable, subsequent to such Four Quarter Period and prior to or simultaneously with the event for which the calculation of any such ratio or test (or Consolidated EBITDA or Total Assets) is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Four Quarter Period (or, in the case of Total Assets, on the last day of the applicable Four Quarter Period). and (2) in the event that (w) the Parent or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility (including, without limitation, the revolving loans under the Senior Secured Credit Facilities) in the ordinary course of business for working capital purposes), (x) the Parent or any Restricted Subsidiary issues, repurchases or redeems Disqualified Stock or (y) any Restricted Subsidiary issues, repurchases or redeems Preferred Stock, (i) during the applicable Four Quarter Period or (ii) if applicable, subsequent to the end of the applicable Four Quarter Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, in each case to the extent required, as if the same had occurred on the last day of the applicable Four Quarter Period (except in the case of the Fixed Charge Coverage Ratio (or similar ratio), in which case such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock will be given effect, as if the same had occurred on the first day of the applicable Four Quarter Period). If since the beginning of any applicable Four Quarter Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Parent or any of its Restricted Subsidiaries since the beginning of such Four Quarter Period shall have made any Specified Transaction that would have required adjustment pursuant to this definition, then such financial ratio or test (or Consolidated EBITDA or Total Assets) shall be calculated to give pro forma effect thereto in accordance with this definition.

“Pro Forma Synergies” has the meaning assigned to such term in the definition of “Consolidated EBITDA”.

“Product” means any product developed, acquired, produced, marketed or promoted by the Parent or any of its Subsidiaries in connection with the conduct of a Permitted Business.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including, without limitation, Capital Stock.

“Purchase Money Indebtedness” means Indebtedness Incurred to finance the acquisition, development, construction or lease by the Parent or a Restricted Subsidiary of Property, including additions and improvements thereto; provided, however, that such Indebtedness is Incurred within 270 days after the completion of the acquisition, development, construction or lease of such Property by the Parent or such Restricted Subsidiary.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Receivables Factoring” means any transaction or series of transactions that may be entered into by the Parent or any Restricted Subsidiary pursuant to which the Parent or such Subsidiary may sell, convey, assign or otherwise transfer Securitization Assets (which may include a backup or precautionary grant of security interest in such Securitization Assets so sold, conveyed, assigned or otherwise transferred or purported to be so sold, conveyed, assigned or otherwise transferred) to any Person other than a Securitization Subsidiary, which may include Standard Securitization Undertakings. The grant of a security interest in any accounts receivable of the Parent or any of its Restricted Subsidiaries to secure the Obligations shall not be deemed to be a Qualified Receivables Factoring.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (a) such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Parent and the Securitization Subsidiary as determined by the Parent in good faith and (b) all sales and/or contributions of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value as determined by the Parent in good faith. The grant of a security interest in any Securitization Assets of the Parent or any of the Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under this Indenture prior to engaging in any Securitization Financing shall not be deemed a Qualified Securitization Financing.

“Qualifying Equity Interests” means Equity Interests of the Parent other than Disqualified Stock.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Factoring or Qualified Securitization Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller, in each case, that are customary (as determined in good faith by the Parent) for non-recourse receivables financings.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. The terms “Refinanced” and “Refinancing” shall have correlative meanings.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Regulation S Global Note Legend” means the legend set forth in Section 2.06(f)(3) hereof.

“Responsible Officer” when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and, in each case, who shall have direct responsibility for the administration of this Indenture.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Note” means a Note required to bear the Private Placement Legend.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” means any Subsidiary of the Parent (as defined at such time) that is not an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.

“S&P” means S&P Global Ratings, and any successor to its rating agency business.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Parent or any of the Restricted Subsidiaries secured by a Lien.

“Secured Net Leverage Ratio” means, with respect to any Four Quarter Period, the ratio of (a) Consolidated Total Indebtedness secured by a Lien on Collateral, net of Unrestricted Cash, as of the last day of such Four Quarter Period to (b) Consolidated EBITDA for such Four Quarter Period in each case, calculated on a pro forma basis.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization Assets” means (a) the accounts receivable, royalty or other revenue streams and other rights to payment and other assets related thereto and the proceeds thereof and (b) contract rights, lockbox accounts and records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in a securitization financing.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by the Parent or any of its Subsidiaries pursuant to which the Parent or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Parent or any of its Subsidiaries) or (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in (which in either case may include a backup or precautionary grant) any Securitization Assets of the Parent or any of its Subsidiaries, and any assets related thereto, including all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets.

“Securitization Subsidiary” means a wholly-owned Subsidiary of the Parent (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Parent or any Subsidiary of the Parent makes an investment and to which the Parent or any Subsidiary of the Parent transfers Securitization Assets and related assets) that engages in no activities other than in connection with the financing of Securitization Assets of the Parent or its Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors or such other Person (as provided below) as a Securitization Subsidiary.

“Security Agreement” means that certain U.S. Pledge and Security Agreement, to be entered into by and among each of the grantors party thereto and the Notes Collateral Agent.

“Senior Indebtedness” means with respect to any Person: Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person, whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above; unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate in right of payment to the Notes or the Note Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include: any obligation of such Person to the Parent or any Subsidiary; any liability for federal, state, local or other taxes owed or owing by such Person; any accounts payable or other liability to trade creditors arising in the ordinary course of business; any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of this Indenture.

“Senior Secured Credit Facilities” means the revolving credit facility and term loan facilities under the Credit Agreement, dated as of July 1, 2021, as amended, including, in each case, any related notes, mortgages, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any appendices, exhibits, annexes or schedules to any of the foregoing (as the same may be in effect from time to time) and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, replacements, exchanges or refinancings thereof (whether with the original agents and lenders or other agents or lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise) and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, replace, exchange, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding, exchange or refinancing facility or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under Section 4.09) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, Trustee, lender or group of lenders, investors, holders or otherwise.

“Series” means (i) the Notes, (ii) the obligations under the Senior Secured Credit Facilities and (iii) each other issuance or incurrence of Indebtedness constituting First Priority Obligations that is secured on a pari passu basis with the foregoing.

“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Priority Obligations (or their respective collateral agents) hold a valid and perfected security interest at such time. If more than two Series of First Priority Obligations are outstanding at any time and the holders of less than all Series of First Priority Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Priority Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X under the Securities Act.

“Specified Transaction” means (a) at the option of the Parent, any designation of operations or assets of the Parent or a Restricted Subsidiary as discontinued operations (as defined under GAAP), (b) at the option of the Parent, any Investment that results in a Person becoming a Restricted Subsidiary, (c) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (d) any Material Acquisition, (e) any Material Disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Parent or any Disposition of a business unit, line of business or division or Product line of the Parent, in each case whether by merger, consolidation, amalgamation or otherwise, (f) or any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility or line of credit in the ordinary course of business for working capital purposes) that by the terms of this Indenture requires such test to be calculated on a pro forma basis or after giving pro forma effect and (g) the Transactions.

“Standard Securitization Undertakings” means representations, warranties, covenants, and indemnities entered into by the Parent or any Subsidiary of the Parent that are customary (as determined by the Parent in good faith) in a Securitization Financing or a Qualified Receivables Factoring, including without limitation those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that a Receivables Repurchase Obligations shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of its date of issue, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness of the Parent or any Restricted Subsidiary the payment of which is contractually subordinated in right of payment to the Notes or to any Note Guarantee (excluding intercompany Indebtedness between or among members of the Group).

“Subsidiary” means, with respect to any Person (the “parent”) at any date, (i) any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held; and (ii) in the case of any Person incorporated in Ireland, any subsidiary of that Person within the meaning of Section 7 of the Companies Act or Regulation 4 of the European Communities (Companies Group Accounts) Regulations 1992.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Parent or its Restricted Subsidiaries shall be a Swap Agreement.

“Tax” means all present or future taxes, levies, imposts, duties, assessments, withholdings or similar charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Total Assets” means the total assets of the Group, as shown on the most recent balance sheet of the Parent for which internal financial statements are available immediately preceding the date on which any calculation of Total Assets is being made, calculated on a pro forma basis.

“Total Net Leverage Ratio” means, with respect to any Four Quarter Period, the ratio of Consolidated Total Indebtedness net of Unrestricted Cash, as of the last day of such Four Quarter Period to Consolidated EBITDA for such Four Quarter Period, in each case calculated on a pro forma basis.

“Transactions” means the transactions described under “Summary—The Transactions” in the Offering Memorandum.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse transfers, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting, trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, as determined by the Parent, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2023; provided, however, that if the period from the redemption date to July 15, 2023 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to July 15, 2023 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means Citibank, N.A., London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“Unrestricted Cash” means at any time the sum of (i) unrestricted cash and Cash Equivalents whether or not held in a pledged account plus (ii) cash and Cash Equivalents restricted in favor of the Notes Collateral Agent for its benefit and the benefit and the benefit of the Trustee and Holders of Notes (which may also include cash and Cash Equivalents securing other Indebtedness secured by a Lien on the Collateral along with the Obligations at such time (including, without limitation, the Senior Secured Credit Facilities)), in each case, such unrestricted cash and restricted cash and Cash Equivalents to be determined in accordance with GAAP.

“Unrestricted Definitive Note” means a Definitive Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means (1) IGPHS, (2) each Securitization Subsidiary, (3) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Parent in accordance with Section 4.19 and (4) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Corporate Subsidiary” means a Domestic Subsidiary of Parent that is treated as a corporation for U.S. federal income tax purposes.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person of the class or classes that has the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining instalment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary of which the Parent owns, directly or indirectly, all of the Capital Stock, other than directors’ qualifying shares, of such Restricted Subsidiary.

Section 1.02     Other Definitions

Term	Defined in Section
“Acceptable Commitment”	4.10(b)
“Action”	12.08(w)
“Additional Amounts”	4.21
“Additional Notes”	2.02
“Advance Offer”	4.10(e)
“Advance Portion”	4.10(e)
“Affiliate Transaction”	4.11(a)
“Alternate Offer”	4.14(b)
“Applicable Premium Deficit”	8.04(a)
“Applicable Proceeds”	4.10(b)
“Asset Sale Offer”	4.10(e)
“Asset Sale Offer Amount”	4.10(j)
“Asset Sale Offer Purchase Date”	4.10(i)
“Asset Sale Proceeds Application Period”	4.10(b)
“Authentication Order”	2.02
“Change of Control Offer”	4.14(a)
“Change of Control Payment”	4.14(a)
“Code”	4.21
“Collateral Advance Offer”	4.10(c)
“Collateral Advance Portion”	4.10(c)
“Collateral Asset Sale Offer”	4.10(c)
“Covenant Defeasance”	8.03
“Declined Collateral Proceeds”	4.10(d)
“Declined Proceeds”	4.10(f)
“Designation”	4.19
“DTC”	2.03
“Equal Payment Priority Indebtedness”	4.10(b)
“Event of Default”	6.01
“Excess Proceeds”	4.10
First Commitment Application Period	4.10(b)
“Fixed Amounts”	1.04(b)
“Incurrence-Based Amounts”	1.04(b)
“Investment Grade Status”	4.20(a)
“Junior Lien Intercreditor Agreement”	9.01
“LCT Test Date”	1.04(a)
“Legal Defeasance”	8.02
“Paying Agent”	2.03
“Permitted Debt”	4.09
“Purchase Date”	3.09
“Registrar”	2.03
“Related Person”	12.08(b)
“Restricted Payments”	4.07
“Reversion Date”	4.20(b)
“Revocation”	4.19(c)
“Second Commitment”	4.10(b)
“Subject Lien”	4.12
“Successor Guarantor”	10.04(a)
“Suspended Covenants”	4.20(a)
“Tax Group”	4.07(b)
“Tax Jurisdiction”	4.21
“Tax Redemption Date”	3.10

Section 1.03     Rules of Construction.

Unless the context otherwise requires:

(a)       a term has the meaning assigned to it;

(b)       an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)       “or” is not exclusive;

(d)       words in the singular include the plural, and in the plural include the singular;

(e)       “will” shall be interpreted to express a command;

(f)       provisions apply to successive events and transactions; and

(g)       references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

Section 1.04     Certain Compliance Calculations / Limited Condition Transactions.

(a)       Solely for purposes of determining (i) compliance on a pro forma basis with any provision of this Indenture that requires the calculation of the First Lien Net Leverage Ratio, Secured Net Leverage Ratio, Total Net Leverage Ratio, Fixed Charge Coverage Ratio, Total Assets or Consolidated EBITDA or (ii) whether a Default or an Event of Default has occurred and is continuing, in each case in connection with any determination as to whether a Limited Condition Transaction or any Indebtedness and Liens to be incurred in connection with such Limited Condition Transaction is permitted to be consummated, the date of determination of whether such Limited Condition Transaction or any Indebtedness and Liens to be incurred in connection with such Limited Condition Transaction is permitted under this Indenture shall, at the option of Parent, be the date on which the definitive agreements for such Limited Condition Transaction are entered into or the date such irrevocable notice or offer for such Limited Condition Transaction is delivered, as applicable (the “LCT Test Date”) (provided that the Parent exercises such option by delivering to the Trustee an Officer’s Certificate on or prior to the LCT Test Date), with such determination to give pro forma effect to such Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) as if they had occurred at the beginning of the most recent Four-Quarter Period ending prior to the LCT Test Date. For the avoidance of doubt, (x) if the Parent has exercised such option and any of the tests, ratios, baskets or amounts for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such test, ratio, basket or amount, including due to fluctuations in Total Assets or Consolidated EBITDA or Total Assets of the Parent or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the Limited Condition Transaction, such test, ratios, baskets and amounts will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Transaction is permitted to be consummated and (y) if any Default or Event of Default occurs following the LCT Test Date and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default shall be deemed not to have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted. If the Parent has exercised such option for any Limited Condition Transaction, then, in connection with any subsequent calculation of such test, ratios, baskets or amounts on or following the relevant LCT Test Date and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated and (ii) the date that the definitive agreements for such Limited Condition Transaction are terminated or expire without consummation of such Limited Condition Transaction, any such test, ratio basket or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and the other transactions in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) have been consummated; provided that if the Parent elects to have such determinations occur at the time of entry into such definitive agreement or the date such irrevocable notice or offer for such Limited Condition Transaction is delivered, as applicable, any indebtedness to be incurred (and any associated lien) shall be deemed incurred at the time of such election (until such time as the indebtedness is actually incurred or the applicable acquisition agreement is terminated without actually consummating the applicable acquisition) and outstanding thereafter for purposes of pro forma compliance with any applicable financial test.

(b)       Notwithstanding anything to the contrary in this Indenture, with respect to any amounts incurred or transactions (or series of transactions) entered into (or consummated) in reliance on a provision within the same covenant that does not require compliance with a financial ratio or test (any such amounts, the “Fixed Amounts”) substantially concurrently or in a series of related transactions with any amounts incurred or transactions entered into (or consummated) in reliance on a provision within the same covenant that requires compliance with any such financial ratio or test (including any First Lien Net Leverage Ratio test, any Secured Net Leverage Ratio, any Total Net Leverage Ratio, any Fixed Charge Coverage Ratio or the amount of Consolidated EBITDA) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that (a) the Fixed Amounts under such covenant shall be disregarded in the calculation of the financial ratio or test applicable to any substantially concurrent utilization of the Incurrence-Based Amounts and (b) the entire transaction (or series of related transactions) shall be calculated on a pro forma basis (including the use of proceeds of all Indebtedness to be incurred and any repayments, repurchases and redemptions of Indebtedness; provided that, for purposes of such calculations, Unrestricted Cash shall not include the cash proceeds of any Indebtedness the incurrence of which is the specified transaction or that is incurred to finance the specified transaction). Notwithstanding anything herein to the contrary, if at any time any applicable ratio or financial test for any category based on an Incurrence-Based Amount permits Indebtedness, Liens, Restricted Payments, Asset Sales, and Investments, as applicable, previously incurred under a category based on a Fixed Amount, such Indebtedness, Liens, Restricted Payments, Asset Sales, and Investments, as applicable, shall be deemed to have been automatically reclassified as incurred under such category based on an Incurrence-Based Amount.

Section 1.05     Divisions.

For all purposes under this Indenture and the Notes, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.06     Luxembourg Terms.

Words in the English language used in this Indenture to describe Luxembourg law concepts only intend to describe such concepts and the consequences of the use of those words in English law or any other foreign law are to be disregarded.

Without prejudice to the generality of any provision of this Indenture, to the extent this Indenture relates to any Luxembourg Guarantor or any entity incorporated or existing under the laws of Luxembourg, a reference to: (a) a winding-up, administration or dissolution includes, without limitation, bankruptcy (faillite), insolvency, liquidation, composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (actio pauliana), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally; (b) a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar officer appointed for the reorganization or liquidation of the business of a Person includes, without limitation, a juge délégué, commissaire, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur or curateur; (c) a lien or security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of security in rem (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security; (d) a person being unable to pay its debts includes that person being in a state of cessation de paiements; (e) creditors process means an executory attachment (saisie exécutoire) or conservatory attachment (saisie conservatoire); (f) by-laws or constitutional documents includes its up-to-date (restated) articles of association (statuts coordonnés) and (g) a director, a manager or officer includes an administrateur or a gérant.

Article 2

THE NOTES

Section 2.01     Form and Dating.

(a)       General. The Initial Notes issued on the date hereof will be in an aggregate principal amount of $500,000,000. In addition, the Issuer may issue, from time to time in accordance with the provisions of this Indenture, Additional Notes. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in denominations of $200,000 and integral multiples of $1,000 in excess of $200,000.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b)       Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (with the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c)       Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02     Execution and Authentication.

At least one Officer must sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Issuer signed by an Officer of the Issuer (an “Authentication Order”), authenticate Notes in an aggregate principal amount of $500,000,000 for original issue on the Issue Date. The Trustee shall authenticate additional Notes (“Additional Notes”) thereafter in unlimited aggregate principal amount for original issue upon receipt of an Authentication Order. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Issuer pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03     Registrar and Paying Agent.

The Issuer will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency within London, United Kingdom where Notes may be presented for payment (“Paying Agent”) and an office or agency within London, United Kingdom where notices and demands to or upon the Issuer, if any, in respect of the Notes and this Indenture may be served. The Registrar will keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

The Issuer initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Issuer initially appoints Citibank, N.A., London Branch to act as the Registrar, Paying Agent and Transfer Agent for service of notices and demands in connection with the Notes and this Indenture, and to act as Custodian with respect to the Global Notes, and Citibank, N.A., London Branch accepts such appointments.

Section 2.04     Paying Agent to Hold Money.

The Issuer will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium on, if any, or interest on, the Notes, and will notify the Trustee in writing of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or any of its Subsidiaries) will have no further liability for the money. If the Issuer or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee will serve as Paying Agent for the Notes. The Issuer shall two (2) Business Days prior to the day on which the Paying Agent is to receive any payment of principal, premium, if any, and interest on the Notes, procure that the bank effecting payment for the Issuer confirms by tested Swift MT199 message, email (or equivalent message) to the Paying Agent that the payment instructions relating to such payment have been sent to the Paying Agent. For the avoidance of doubt, the Paying Agent and the Trustee shall be held harmless and have no liability with respect to payments or disbursements to be made by the Paying Agent and Trustee (i) for which payment instructions are not made or that are not otherwise deposited by the respective times set forth in this Section 2.04; and (ii) until the Paying Agent and Trustee have confirmed receipt of funds sufficient to make such relevant payment.

Section 2.05     Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Issuer will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes.

Section 2.06     Transfer and Exchange.

(a)       Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Issuer for Definitive Notes if:

(1)       the Issuer delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 90 days after the date of such notice from the Depositary;

(2)       the Issuer, at its option, notifies the Trustee that it elects to cause the issuance of certificated notes; or

(3)       there has occurred and is continuing a Default or Event of Default with respect to the Notes and the Trustee has received a request from the Depositary.

Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee in writing. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

Notwithstanding the foregoing, in no event shall the Regulation S Global Note be exchanged by the Issuer for Definitive Notes prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act.

(b)       Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1)       Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend applicable to such Restricted Global Note. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(1).

(2)       All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(1) above, the transferor of such beneficial interest must deliver to the Registrar either:

(A)       both:

(i)       a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii)       written instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B)       both:

(i)       a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii)       instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above except in compliance with Section 2.06(a) above.

Upon satisfaction of all of the requirements for transfer of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g) hereof.

(3)       Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(2) above and the Registrar receives the following:

(A)       if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)       if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C)       if the transferee will take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable; provided that in each case, if the requested transfer involves a beneficial interest in a Regulation S Global Note, such transfer may be effected only upon (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act.

(4)       Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(2) above if the Registrar receives the following:

(A)       if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B)       if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (4), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (4) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (4) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)       Transfer or Exchange of Beneficial Interests for Definitive Notes.

(1)       Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If, in accordance with Section 2.06(a), any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A)       if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)       if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)       if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)       if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)       if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F)       if such beneficial interest is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)       if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2)       Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Sections 2.06(c)(1) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act.

(3)       Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. Subject to Section 2.06(a), a holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(A)       if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(B)       if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (3), if the Registrar or the Issuer so request or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(4)       Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. Subject to Section 2.06(a), if any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(2) hereof, the Trustee will cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer will execute and the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(4) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(4) will not bear the Private Placement Legend.

(d)       Transfer and Exchange of Definitive Notes for Beneficial Interests.

(1)       Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)       if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)       if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)       if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D)       if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)       if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F)       if such Restricted Definitive Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G)       if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, in the case of clause (C) above, the Regulation S Global Note, and in all other cases, the IAI Global Note.

(2)       Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)       if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B)       if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (2), if the Registrar or the Issuer so request or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(2), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(3)       Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (2)(B) or (3) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer will issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e)       Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(1)       Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)       if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)       if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C)       if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(2)       Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)       if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B)       if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (2), if the Registrar or the Issuer so request, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3)       Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f)       Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1)       Private Placement Legend.

(A)       Except as permitted by subparagraph (B) or (C) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER OR ANOTHER EXEMPTION UNDER THE SECURITIES ACT.

BY ITS ACCEPTANCE HEREOF, THE HOLDER OF THIS NOTE (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “INSTITUTIONAL” ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT (AN “ACCREDITED INVESTOR”)) AND (2) AGREES THAT IT WILL NOT WITHIN [ONE YEAR—FOR NOTES ISSUED PURSUANT TO RULE 144A][40 DAYS—FOR NOTES ISSUED IN OFFSHORE TRANSACTIONS PURSUANT TO REGULATION S] AFTER THE LATER OF THE DATE OF THE ORIGINAL ISSUANCE OF THIS NOTE AND THE DATE ON WHICH THE COMPANY OR ANY OF ITS RESPECTIVE AFFILIATES OWNED THIS NOTE, OFFER, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) (I) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (II) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (III) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT IS ACQUIRING THE NOTES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE NOTES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR THE OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, AND THAT PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS NOTE), (IV) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT (IF AVAILABLE), (V) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (VI) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (VII) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. BY ITS ACCEPTANCE HEREOF, THE HOLDER OF THIS NOTE FURTHER AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE PURSUANT TO SUBCLAUSES (III) TO (VI) OF CLAUSE (A) ABOVE, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

(B)       Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(4), (c)(3), (c)(4), (d)(2), (d)(3), (e)(2) or (e)(3) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(C)       The Issuer may cause the removal of the Private Placement Legend from a Global Note at any time on or after the 366th day after the date hereof through the mandatory exchange procedures of the Depositary by delivery to the Depositary an instruction letter for the Depositary’s mandatory exchange process (and/or otherwise complying with any Applicable Procedures). Until such time as the Issuer provides such instruction letter to the Depositary notifying and confirming to the Depositary that the restricted period for the Notes represented by such Global Note has elapsed and instructing the Depositary to exchange all “restricted securities” represented by a restricted CUSIP for “unrestricted securities” represented by an unrestricted CUSIP (and/or otherwise complies with the Applicable Procedures) and the Depositary moves the Notes represented by such Global Note from a restricted CUSIP number to an unrestricted CUSIP number in accordance with its Applicable Procedures, the restricted CUSIP will be the CUSIP number for such Notes. At such time as the Issuer provides such instruction letter to the Depositary (and/or otherwise complies with the Applicable Procedures) and the Depositary has moved all of such Notes represented by a restricted CUSIP number to an unrestricted CUSIP number, the Private Placement Legend will be deemed removed from such Global Note and an unrestricted CUSIP number for such Notes will be deemed to be the CUSIP number for such Notes. Thereafter such Global Notes shall be deemed an Unrestricted Global Note. No Opinion of Counsel shall be required to be delivered in connection with the mandatory exchange process under this clause (C) and the removal of the Private Placement Legend; provided, however, the Trustee may rely on an Officer’s Certificate from the Issuer as sufficient evidence of the existence and satisfaction of the conditions as described above.

(2)       Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(A) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) SUCH HOLDER IS NOT PURCHASING OR HOLDING THIS SECURITY WITH THE ASSETS OF (A) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) THAT IS SUBJECT TO TITLE I OF ERISA, (B) A “PLAN” THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), (C) AN ENTITY DEEMED UNDER ERISA TO HOLD “PLAN ASSETS” OF ANY OF THE FOREGOING BY REASON OF AN EMPLOYEE BENEFIT PLAN OR PLAN’S INVESTMENT IN SUCH ENTITY, OR (D) A GOVERNMENTAL PLAN, CHURCH PLAN OR NON-U.S. PLAN SUBJECT TO PROVISIONS UNDER ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAW”), OR (2) THE PURCHASE AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.”

(3)       Regulation S Global Note Legend. The Regulation S Temporary Global Note will bear a legend in substantially the following form:

“BENEFICIAL OWNERSHIP INTERESTS IN THIS REGULATION S GLOBAL NOTE WILL NOT BE EXCHANGEABLE FOR INTERESTS IN ANY OTHER NOTE, UNTIL THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD (WITHIN THE MEANING OF RULE 903(b)(3) OF REGULATION S UNDER THE SECURITIES ACT) AND THEN ONLY UPON CERTIFICATION IN FORM REASONABLY SATISFACTORY TO THE TRUSTEE THAT SUCH BENEFICIAL INTERESTS ARE OWNED EITHER BY NON U.S. PERSONS OR U.S. PERSONS WHO PURCHASED SUCH INTERESTS IN A TRANSACTION THAT DID NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT.”

(g)       Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h)       General Provisions Relating to Transfers and Exchanges.

(1)       To permit registrations of transfers and exchanges, the Issuer will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2)       No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.14 and 9.05 hereof).

(3)       The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4)       All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5)       Neither the Registrar nor the Issuer will be required:

(A)       to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of delivering any notice of redemption under Section 1.03 hereof and ending at the close of business on the day of such delivery;

(B)       to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C)       to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(6)       Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(7)       The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(8)       All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Neither the Trustee nor any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among any participants of the Depositary or beneficial owners of interests in any Global Notes) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Neither the Trustee nor any Agent shall have any responsibility for any actions taken or not taken by the Depositary. None of the Trustee, any Paying Agent or Registrar shall have any responsibility or liability for any acts or omissions of any Depositary with respect to such global Note, for the records of any Depositary, including records in respect of beneficial ownership interests in respect of any such global Note, for any transactions between such depositary and any participant in such Depositary or between or among any such Depositary, any such participant and/or any holder or owner of a beneficial interest in such global Note or for any transfers of beneficial interests in any such global Note.

Section 2.07     Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met. Upon written request for replacement of a Note by a Holder, the Trustee and the Issuer shall receive an indemnity bond sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer may charge the Holder for its expenses in replacing a Note, with any expense of the Trustee to be reimbursed in accordance with the terms of this Indenture.

Every replacement Note is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08     Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those paid under this Indenture, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 1.07(d) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09     Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in conclusively relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.10     Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee will, upon receipt of an Authentication Order, authenticate definitive Notes in exchange for temporary Notes. Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11     Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will dispose of such canceled Notes (subject to the record retention requirement of the Exchange Act) and in accordance with the Trustee’s customary procedures. Upon written request and at the expense of the Issuer, certification of the cancellation of such Notes will be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that they have paid or that have been delivered to the Trustee for cancellation.

Section 2.12     Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided, that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 10 days before the special record date, the Issuer will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13     CUSIP or ISIN Numbers.

The Issuer in issuing the Notes may use “CUSIP” or “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” or “ISIN” numbers in notices of redemption as a convenience to Holders; provided, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will promptly notify the Trustee in writing of any change in the “CUSIP” or “ISIN” numbers.

Section 2.14     Agents.

(a)       Actions of Agents. The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

(b)       Agents of the Trustee. The Issuer and the Agents acknowledge and agree that in the event of a Default or Event of Default, the Trustee may, by notice in writing to the Issuer and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee. Until they have received such written notice from the Trustee, the Agents shall act solely as agents of the Issuer and need have no concern for the interests of Holders.

(c)       Funds held by Agents. The Agents shall hold all funds as banker subject to the terms of this Indenture, and as a result, such money (i) shall not be held in accordance with the rules established by the Financial Conduct Authority in the Financial Conduct Authority’s Handbook of rules and guidance from time to time in relation to client money and (ii) need not be segregated from other funds, except the extent required by law.

(d)       Publication of Notices. For so long as the Notes are held as Book-Entry Interests in Global Notes, any obligation the Agents may have to publish a notice to Holders on behalf of the Issuer will be satisfied upon delivery of the notice to DTC.

(e)       Instructions to Agents. In the event that instructions given to any Agent are not reasonably clear, then such Agent shall be entitled to seek clarification from the Issuer or other party entitled to give the Agents instructions under this Indenture by written request promptly and in any event within one Business Day of receipt by such Agent of such instructions. If an Agent has sought clarification in accordance with this Section 2.14, then such Agent shall be entitled to take no action until such clarification is provided, and shall not incur any liability for not taking any action pending receipt of such clarification.

(f)       Duty of Agents. Save as provided in this Section 2.14, no Agent shall be under any duty (fiduciary or otherwise) or other obligation towards, or have any relationship of agency or trust for or with, any person other than the Issuer. The Agents shall only be obliged to perform those duties expressly set out in this Indenture and no implied obligations shall be read into this Indenture against the Agents.

(g)       Payments Made by Agents. No Agent shall be required to make any payment under this Indenture unless and until it has received the full amount to be paid in accordance with the terms of this Indenture. To the extent that an Agent has made a payment for which it did not receive the full amount, the Issuer will reimburse the Agent the full amount of any shortfall.

(h)       Roles of the Agents. The roles, duties and functions of the Agents are of a mechanical nature and each Agent shall only perform those acts and duties as specifically set out in this Indenture and no other acts, covenants, obligations or duties shall be implied or read into this Indenture against any of the Agents.

(i)       Mutual Undertaking Regarding Information Reporting and Collection Obligations. Each party to this Indenture shall, within 10 Business Days of a written request by another party to this Indenture, supply to such other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party to this Indenture shall be required to provide any forms, documentation or other information pursuant to this Section 2.14(i) to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 2.14(i), “Applicable Law” shall be deemed to include (i) any published rule or published practice of any Authority by which any party to this Indenture is bound or with which it is accustomed to comply; (ii) any agreement between any Authorities; and (iii) any agreement between any Authority and any party to this Indenture that is customarily entered into by institutions of a similar nature, in each case, which facilitates the implementation of any information reporting or exchange of information regime.

(j)       [Reserved].

(k)       Agent Right to Withhold. Notwithstanding any other provision of this Agreement, each Agent shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Tax, if and only to the extent so required by Applicable Law, in which event the Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 2.14(k).

(l)       Issuer Right to Redirect. In the event that the Issuer determines in its sole discretion that any deduction or withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Agents on any Notes, then the Issuer may, at its option, redirect or reorganize any such payment in any way that it sees fit in order that the payment may be made without such deduction or withholding provided that, any such redirected or reorganized payment is made through a recognized institution of international standing and otherwise made in accordance with this Agreement. The Issuer will promptly notify the Agents and the Trustee in writing of any such redirection or reorganization. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Section 2.14(l).

(m)       Resignation of Agent. Any Agent may resign and be discharged from its duties under this Indenture at any time by giving thirty (30) days’ prior written notice of such resignation to the Trustee and Issuer. The Trustee or Issuer may remove any Agent at any time by giving thirty (30) days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Issuer is unable to replace the resigning Agent within thirty (30) days after such notice, the Agent shall deliver any funds then held hereunder in its possession to the Trustee or such Agent may itself appoint as its replacement any reputable and experienced financial institution or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery of any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.06.

Article 3

REDEMPTION AND PREPAYMENT

Section 3.01     Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 1.07 hereof, no later than the delivery of notice to Holders thereof, the Issuer shall notify the Trustee and the Paying Agent in writing of the redemption date, the principal amount of Notes to be redeemed, the clause of this Indenture pursuant to which the redemption shall occur and the redemption price (identifying the Notes by CUSIP or ISIN, as applicable). At the Issuer’s written request delivered at least two (2) Business Days prior to the applicable date of notice (unless a shorter period shall be acceptable to the Paying Agent), the Paying Agent shall deliver any notice pursuant to Section 1.07 as prepared by the Issuer, to each Holder of Notes to be redeemed in the Issuer’s name and at the Issuer’s expense. Notice given to the Trustee and the Paying Agent pursuant to this Section 1.01 may, at the Issuer’s discretion, state that any such redemption may be subject to the satisfaction of one or more conditions precedent.

Section 3.02     Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed, (i) in the case of Notes issued in definitive form, the Trustee will select Notes for redemption or purchase on a pro rata basis and (ii) in the case of Notes issued in global form pursuant to Article 2 hereof, Notes for redemption will be selected on a pro rata pass-through distribution basis in accordance with the Applicable Procedures of DTC, unless, in each case, otherwise required by law.

In the case of Notes issued in definitive form, upon selection, the Trustee will promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of $200,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase. No Notes of $200,000 or less can be redeemed in part.

Section 3.03     Notice of Redemption.

Notices of redemption will be delivered electronically or mailed by first class mail (or delivered to DTC in the case of Global Notes) at least 10 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed (or delivered as the case may be) more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 8 or 11 hereof. Notice of any redemption of the Notes in connection with a corporate transaction (including, without limitation, an Equity Offering, an incurrence of Indebtedness, a Change of Control, an Asset Sale or other transaction or event, as the case may be) may, at the Issuer’s discretion, be given prior to the completion thereof and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption or offer to purchase was sent) as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuer in its sole discretion) by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Issuer.

The notice will identify the Notes (by CUSIP or ISIN, if applicable) to be redeemed and will state:

(a)       the redemption date;

(b)       the redemption price;

(c)       if any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed and that, if Notes are issued in definitive form, after the redemption date upon surrender of such Note, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note;

(d)       that, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption;

(e)       the name and address of the Paying Agent;

(f)       that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(g)       that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(h)       if such notice is conditioned upon the occurrence of one or more conditions precedent, the nature of such conditions precedent;

(i)       the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(j)       that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer’s written request, the Paying Agent will give the notice of redemption in the Issuer’s name and at the Issuer’s expense; provided, however, that the Issuer has delivered to the Trustee and the Paying Agent, at least 10 days prior to the redemption date, an Officer’s Certificate requesting that the Paying Agent give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04     Effect of Notice of Redemption.

Once notice of redemption is delivered in accordance with Section 1.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price, subject to the satisfaction of any conditions precedent contained in such notice of redemption.

Section 3.05     Deposit of Redemption or Purchase Price.

If the Issuer elects to redeem Notes in accordance with Section 1.07 hereof, on or prior to the anticipated redemption or purchase date, the Issuer will deposit with the Paying Agent money sufficient to pay the redemption or purchase price of accrued interest on all Notes to be redeemed or purchased on that date. Upon payment of any amount in connection with redemption, the Paying Agent will promptly return to the Issuer any money deposited with the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of accrued interest on all Notes to be redeemed or purchased.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06     Notes Redeemed or Purchased in Part.

If the Notes are issued in definitive form, upon surrender of a Note that is redeemed or purchased in part, the Issuer will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07     Optional Redemption.

(a)       Except pursuant to this Section 1.07 and Section 3.10 of this Indenture, the Notes will not be redeemable at the Issuer’s option prior to July 15, 2023.

(b)       At any time prior to July 15, 2023, the Issuer may on any one or more occasions redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, but not including, the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date.

(c)       On or after July 15, 2023, the Issuer may on any one or more occasions redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, on the Notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on July 15 of the years indicated below (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date):

Year	Percentage

2023	101.438%
2024	100.719%
2025 and thereafter	100.000%

(d)       At any time prior to July 15, 2023, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of the Notes issued under this Indenture at a redemption price equal to 102.875% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest to, but not including, the date of redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date), with the net cash proceeds of an Equity Offering; provided that:

(1)       at least 50% of the aggregate principal amount of Notes originally issued under this Indenture on the Issue Date (excluding Notes held by the Parent and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)       the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(e)       In addition, at any time and from time to time prior to July 15, 2023, the Issuer may redeem during each twelve-month period commencing with the Issue Date, at its option, up to 10% of the aggregate principal amount of the Notes (including Additional Notes, if any) that have been issued under this Indenture at a redemption price of 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date).

(f)       Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(g)       Notwithstanding the foregoing, in connection with any tender offer, Change of Control Offer, Alternate Offer, Collateral Advance Offer, Collateral Asset Sale Offer, Advance Offer or Asset Sale Offer, if Holders of not less than 90% in aggregate principal amount of the then outstanding Notes validly tender and do not withdraw such Notes in such offer and the Issuer, or any third party making such offer in lieu of the Issuer, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 60 days following such purchase date, to redeem (with respect to the Issuer) or purchase (with respect to a third party) all Notes that remain outstanding at a price equal to the price offered to each other Holder in such offer (which may be less than par) plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, to, but excluding, the date of redemption or purchase date (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date).

(h)       The Issuer may redeem the Notes pursuant to one or more of the relevant provisions in this Indenture, and a single notice of redemption for the Notes may be delivered with respect to redemptions made pursuant to different provisions. Any such notice may provide that redemptions made pursuant to different provisions may have different dates of redemption or may specify the order in which redemptions taking place on the same date of redemption are deemed to occur.

(i)       The Issuer, its direct and indirect equityholders, any of its Subsidiaries and their respective Affiliates and members of our management may acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

(j)       Any redemption pursuant to this Section 1.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08     Mandatory Redemption.

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.09     Offer to Purchase.

In the event that, pursuant to Section 4.10 or 4.14 hereof, the Issuer is required to commence an Offer to Purchase, it will follow the procedures specified below.

Upon the commencement of an Offer to Purchase, the Issuer will deliver a notice to the Trustee and each of the Holders describing the transaction or transactions that give rise to such Offer to Purchase and offering to repurchase Notes on the date specified in the notice (the “Purchase Date”), which date will be no earlier than 10 days and no later than 60 days from the date such notice is mailed. The purchase price for the Offer to Purchase shall be as set forth in Section 4.10 or 4.14, as applicable; provided that if the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date.

The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The notice, which will govern the terms of the Offer to Purchase, will state:

(a)       that the Offer to Purchase is being made pursuant to this Section 1.09 and Section 4.10 or 4.14, as applicable, hereof and the length of time the Offer to Purchase will remain open;

(b)       the purchase price and the Purchase Date;

(c)       that any Note not tendered or accepted for payment will continue to accrete or accrue interest;

(d)       that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Offer to Purchase will cease to accrete or accrue interest after the Purchase Date;

(e)       that Holders electing to have a Note purchased pursuant to an Offer to Purchase may elect to have Notes purchased in denominations of $200,000 or an integral multiple of $1,000 in excess thereof;

(f)       that Holders electing to have Notes purchased pursuant to any Offer to Purchase will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Issuer, a Depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(g)       that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On the Purchase Date, the Issuer will, to the extent lawful:

(1)       accept for payment all Notes or portions of Notes properly tendered pursuant to the Offer to Purchase (which may be limited to the pro rated amount of Collateral Excess Proceeds or Excess Proceeds in the case of an a Collateral Asset Sale Offer or Asset Sale Offer, as the case may be as set forth in Section 4.10);

(2)       deposit with the Paying Agent an amount equal to the purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)       deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer pursuant to this Section 1.09 and a written order to cancel those Notes (in accordance with the Trustee’s procedures).

The Issuer, the Depositary or the Paying Agent, as the case may be, will promptly mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the Trustee, upon written request from the Issuer, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof. The Issuer will publicly announce the results of the Offer to Purchase as soon as practicable on or after the Purchase Date.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture governing such Offer to Purchase, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of this Indenture by virtue of such compliance.

The provisions under this Indenture relative to the Issuer’s obligation to make any Offer to Purchase may be waived or modified with the consent of the Holders of a majority in principal amount of the Notes.

Section 3.10     Redemption for Changes in Taxes.

The Issuer may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders thereof (which notice shall be irrevocable and given in accordance with the procedures described under Section 1.02), at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to, but not including, the date of redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and that may become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof if the Notes have not been redeemed or repurchased prior to such date), if on the next date on which any amount would be payable in respect of the Notes, the Issuer or any Guarantor is or would be required to pay Additional Amounts, and the Issuer or such Guarantor (but, in the case of a Guarantor, only if the payment giving rise to such requirement cannot be made by the Issuer or another Guarantor without the obligation to pay Additional Amounts) cannot avoid any such payment obligation by taking commercially reasonable measures available to them (including, for the avoidance of doubt, the appointment of a new Paying Agent), and the requirement to pay such Additional Amounts arises as a result of:

(a)       any change in, or amendment to, the laws, regulations, rulings or treaties of the relevant Tax Jurisdiction affecting taxation, which change or amendment has not been publicly announced before and becomes effective after the Issue Date (or, if the relevant Tax Jurisdiction became a Tax Jurisdiction on a date after the Issue Date, such later date); or

(b)       any change in, or amendment to, the official position regarding the application, administration or interpretation of such laws, regulations, rulings or treaties (including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in official administrative practice), which change or amendment has not been publicly announced before and becomes effective after the Issue Date (or, if the relevant Tax Jurisdiction became a Tax Jurisdiction on a date after the Issue Date, such later date).

The Issuer will not give any such notice of redemption earlier than 60 days prior to the earliest date on which the Issuer or the applicable Guarantor would be obligated to make such payment or withholding if a payment in respect of the Notes were then due and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the publication or, where relevant, delivery of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee an opinion of independent tax counsel of recognized standing attesting to the effect that there has been such a change or amendment which would obligate the Issuer or any Guarantor to pay additional amounts (which opinion, for the avoidance of doubt, shall not be required to include an opinion as to whether “commercially reasonable efforts” could be undertaken to avoid the otherwise applicable obligations). In addition, before the Issuer publishes or mails notice of redemption of the Notes pursuant to the forgoing, it will deliver to the Trustee an Officer’s Certificate to the effect that it cannot avoid the obligation to pay Additional Amounts by taking commercially reasonable measures available to it.

The Trustee will accept and shall be entitled to conclusively rely on such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the existence and satisfaction of the conditions as described above, in which event it will be conclusive and binding on all of the Holders.

Article 4

COVENANTS

Section 4.01     Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium on, if any, and interest on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Issuer or a Subsidiary thereof, holds as of 10:00 a.m. (London Time) on the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest, if any, then due.

The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02     Maintenance of Office or Agency.

The Issuer will maintain in each Place of Payment for Notes an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Issuer of its obligation to maintain an office or agency in each Place of Payment for Notes for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 hereof.

Section 4.03     Reports.

(a)       So long as any Notes are outstanding, the Parent shall furnish to the Trustee (i) within 120 days from the end of any fiscal year of the Parent, annual reports for such fiscal year containing the information that would have been required to be contained in an annual report on Form 20-F (or any successor or comparable form) if the Parent had been a reporting company under the Exchange Act, except to the extent permitted to be excluded by the SEC and (ii) within 60 days after the first three fiscal quarters of each fiscal year of the Parent, quarterly reports for such fiscal quarter containing financial information (including management’s discussion and analysis of financial condition and results of operations) of the type included in the Parent’s report on Form 6-K for the month ended April, 2021. The indenture will permit the Parent to satisfy its obligations in this covenant by furnishing annual and quarterly reports prepared by a parent entity, so long as (i) to the extent there are, in the Parent’s reasonable judgment, material differences between the information relating to that parent entity, on the one hand, and the information relating to the Parent and the Restricted Subsidiaries, on the other hand, such differences and financial discrepancies are reasonably detailed in such report or (ii) the Parent causes such parent entity to become a Guarantor in accordance with this Indenture (and in such instance any reference to Guarantor shall be deemed to include such entity). Notwithstanding the foregoing, the Parent will not be required to provide the Trustee with any such information, documents or reports that are filed with the SEC and once filed all such information documents or reports shall be deemed furnished to the Trustee for all purposes under this Indenture, and the Trustee shall have no responsibility whatsoever to determine if such reports and information have been filed with the SEC. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive or actual notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely conclusively on Officer’s Certificates). The Trustee is under no duty to examine such reports, information or documents to ensure compliance with the provision of this Indenture or to ascertain the correctness or otherwise of the information or the statements contained therein.

(b)       Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.01(3) until 90 days after the date any report hereunder is due.

(c)       To the extent any information is not provided within the time periods specified in this Section 4.03 and such information is subsequently provided, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default or Event of Default with respect thereto shall be deemed to have been cured.

(d)       In addition, for so long as any Notes remain outstanding during any period when the Parent is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the Holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(e)       If the Parent at any time determines in good faith that it is no longer a “foreign private issuer” under the Securities Act, or such determination is otherwise made by the SEC, the obligations of clauses (i) and (ii) of Section 6.01 may, respectively, at the Parent’s option, be satisfied by delivering within the timeframes set forth in Section 6.01 (i) annual reports for each fiscal year of the Parent containing the information that would have been required to be contained in an annual report on Form 10-K (or any successor or comparable form) and (ii) quarterly reports for the first three fiscal quarters of each fiscal year of the Parent containing the information that would have been required to be contained in a quarterly report on Form 10-Q (or any successor or comparable form).

(f)       Notwithstanding the foregoing, the Parent is deemed to have furnished such reports referred to above to the Trustee, the Holders and prospective investors if the Issuer or any parent entity referred to above has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

Section 4.04     Compliance Certificate.

(a)       The Parent shall deliver to the Trustee, within one hundred twenty (120) days after the end of each fiscal year of the Parent (commencing with the fiscal year ending December 31, 2021), an Officer’s Certificate, indicating whether the signer thereof knows of any Default or Event of Default that occurred during the previous fiscal year and specifying all such Defaults or Events of Default, the nature and the status thereof and the actions which the Issuer proposes to take with respect thereto.

(b)       The Parent shall deliver to the Trustee, within 30 days after the Parent becomes aware of the occurrence of any Default or Event of Default, a written notice of such Default or Event of Default, its status and the action which the Parent is taking or proposing to take with respect thereof; provided that the Issuer shall not be required to deliver such notice if such Default or Event of Default has been cured.

Section 4.05     Reserved.

Section 4.06     Stay, Extension and Usury Laws.

The Issuer and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07     Restricted Payments.

(a)       The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1)       declare or pay any dividend or make any other payment or distribution on account of the Parent’s or any of the Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Parent or any of the Restricted Subsidiaries, other than any such merger or consolidation constituting a Permitted Investment) or to the direct or indirect Holders of the Parent’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent, (ii) dividends or distributions payable to the Parent or a Restricted Subsidiary, (iii) dividends or distributions payable to other Holders of Equity Interests of a Restricted Subsidiary of the Parent on no more than a pro rata basis and (iv) payments on account of the transfer or issuance of Equity Interests to Parent or any Restricted Subsidiary;

(2)       purchase, redeem or otherwise acquire or retire for value, directly or indirectly (including, without limitation, in connection with any merger or consolidation involving the Parent), any Equity Interests of the Parent;

(3)       make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Parent or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Parent and any of the Restricted Subsidiaries), except a payment of principal at, or within 365 days of, the Stated Maturity thereof; or

(4)       make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”; provided that a “Restricted Payment” shall not include any of the payments or other transactions contemplated by the Transactions), unless:

(i)       at the time of any Restricted Payment utilizing clause (iii)(A) below, no Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(ii)       immediately after giving effect to any Restricted Payment (other than an Investment) utilizing clause (iii)(A) below, on a pro forma basis as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Parent would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test or Total Net Leverage Ratio test set forth in Section 4.09(a); and

(iii)       such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Parent and the Restricted Subsidiaries since the Issue Date (including Restricted Payments permitted by Section 4.07(b)(1), but excluding all other Restricted Payments permitted by Section 4.07(b)), is less than the sum, without duplication, of:

(A)       50% of the Consolidated Net Income of the Parent for the period (taken as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B)       100% of the aggregate Net Cash Proceeds received by the Parent since the Issue Date as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Parent or from the issue or sale of convertible or exchangeable Disqualified Stock of the Parent or convertible or exchangeable debt securities of the Parent, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Parent (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Parent); plus

(C)       100% of the aggregate amount received in cash and the Fair Market Value of property (other than cash) and marketable securities received by the Parent or a Restricted Subsidiary after the Issue Date by means of (i) the sale or other disposition (other than to the Parent or a Restricted Subsidiary) of Restricted Investments made by the Parent or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Parent or any Restricted Subsidiary and repayments of loans or advances which constitute Restricted Investments of the Parent or any Restricted Subsidiary, (ii) the sale (other than to the Parent or a Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary, (iii) payments of interests, distributions or dividends received in respect of Restricted Investments and (iv) a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment), in each case to the extent that such amounts were not otherwise included in the Consolidated Net Income of the Parent for such period; plus

(D)       to the extent that any Restricted Investment that was made after the Issue Date is made in an entity that subsequently becomes a Restricted Subsidiary, the initial amount of such Restricted Investment (or, if less, the amount of cash received upon repayment or sale); plus

(E)       to the extent that any Unrestricted Subsidiary designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of the Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) the aggregate amount of the Restricted Investments in such Subsidiary to the extent such Restricted Investments reduced the amount available under this clause (a) and were not previously repaid or otherwise reduced; plus

(F)       the aggregate amount of Subordinated Indebtedness repaid, defeased or satisfied and/or discharged; plus

(G)       Declined Collateral Proceeds and Declined Proceeds; plus

(H)       the greater of $405.0 million and 35% of Consolidated EBITDA for the Four Quarter Period prior to the date of such transactions.

(b)       Section 4.07(a) will not prohibit:

(1)       (x) the payment of any dividend or distribution or the consummation of any irrevocable purchase, redemption, acquisition or retirement for value of any Equity Interests of the Parent within 60 days after the date of declaration thereof or giving of the irrevocable advance notice thereof, as the case may be, if at the date of declaration or notice, the applicable dividend, distribution or payment would have complied with the provisions of this Indenture and (y) the repurchase of Equity Interests of the Parent pursuant to a plan under Rule 10b5-1 under the Securities Exchange Act of 1934 if at the date the Parent establishes such plan, such repurchase would have complied with the provisions of this Indenture;

(2)       the making of any Restricted Payment in exchange for, or out of or with the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Parent) of, Equity Interests of the Parent (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Parent; provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will not be considered to be Net Cash Proceeds of Qualifying Equity Interests for purposes of Section 4.07(a)(iii)(B) and will not be considered to be net cash proceeds from an Equity Offering for purposes of Section 1.07;

(3)       the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness that is contractually subordinated to the Notes or to any Note Guarantee with the Net Cash Proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)       the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent, any Restricted Subsidiary or the Parent’s direct or indirect parent companies held by any current or former officer, director, manager, employee or consultant of the Parent or any of its Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or other similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed in any calendar year the greater of $90.0 million and 8.0% of Consolidated EBITDA for the Four Quarter Period prior to the date of such transactions (with any unused amount in any calendar year being carried forward and available in the any succeeding calendar years); provided, further, that such amount in any twelve-month period may be increased by an amount not to exceed;

(a)       the Net Cash Proceeds from the sale of Qualifying Equity Interests of the Parent and, to the extent contributed to the Parent as common equity capital, the Net Cash Proceeds from the sale of Qualifying Equity Interests of any of the Parent’s direct or indirect parent companies, in each case to any current of former officer, director, manager, employee or consultant of the Parent, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the Net Cash Proceeds from the sale of Qualifying Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to Section 4.07(a)(iii) or Section 4.07(b)(2) or to an optional redemption of Notes pursuant to Section 1.07; plus

(b)       the cash proceeds of key man life insurance policies received by the Parent or the Restricted Subsidiaries after the Issue Date; and in addition, cancellation of Indebtedness owing to the Parent from any current or former officer, director, manager, employee or consultant (or any permitted transferees thereof) of the Parent or any of its Subsidiaries (or any direct or indirect parent company thereof), in connection with a repurchase of Equity Interests of the Parent or the Parent’s direct or indirect parent companies from such Persons will not be deemed to constitute a Restricted Payment for purposes of this Section 4.07 or any other provisions of this Indenture;

(5)       the repurchase of Equity Interests of the Parent or the Parent’s direct or indirect parent companies (a) deemed to occur upon the exercise of stock options, warrants or convertible securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or convertible securities, (b) upon the exercise of stock options, warrants or convertible securities in an equal or lesser amount to the amount exercised in order to reduce the dilutive effects of such exercise, and (c) deemed to occur upon the withholding of a portion of Equity Interests granted or awarded to any current or former officer, director, manager, employee or consultant to pay for taxes payable by such Person in connection with such grant or award (or the vesting thereof) (or a Restricted Payment to any of the Parent’s direct or indirect parent companies in an amount sufficient to enable such company to repurchase any such Equity Interests);

(6)       the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Parent or any Preferred Stock of any Restricted Subsidiary permitted to be issued under Section 4.09, so long as such dividends are included in the definition of “Fixed Charges;”

(7)       payments to holders of Equity Interests (or to the holders of Indebtedness that is convertible into or exchangeable for Equity Interests upon such conversion or exchange) in lieu of the issuance of fractional shares (or a Restricted Payment to the Parent’s direct or indirect parent company in an amount sufficient to enable such company to make any such payments);

(8)       for the avoidance of doubt, payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under Section 4.09(b);

(9)       the repurchase, redemption or other acquisition or retirement for value of any Indebtedness of the Parent, the Issuer or any other Guarantor that is contractually subordinated to the Notes or to any Note Guarantee pursuant to provisions similar to Sections 4.10 and 4.14; provided that, prior to consummating, or concurrently with, any such repurchase, the Issuer has made any Offer to Purchase required by this Indenture and has repurchased all Notes validly tendered for payment in connection with such offers;

(10)       the distribution, as a dividend or otherwise, of Equity Interests of Unrestricted Subsidiaries;

(11)       [reserved];

(12)       the repurchase, redemption, defeasance or other retirement for value of any Permitted Convertible Indebtedness, including any payments required in connection with a conversion of any Permitted Convertible Indebtedness;

(13)       payments or distributions made in Equity Interests (other than Disqualified Stock) of the Parent or any of its direct or indirect parent companies;

(14)       payments made in connection with (including, without limitation, purchases of) any Permitted Bond Hedge Transaction;

(15)       payments made (a) to exercise or settle any Permitted Warrant Transaction (i) by delivery of common or ordinary Capital Stock of the Parent or any of its direct or indirect parent companies, (ii) by set-off against the related Permitted Bond Hedge Transaction or (iii) with cash payments in an aggregate amount not to exceed the aggregate amount of any payments received by the Parent or any of the Restricted Subsidiaries pursuant to the exercise or settlement of any related Permitted Bond Hedge Transaction, or (b) to terminate any Permitted Warrant Transaction;

(16)       [reserved];

(17)       payments or distributions to dissenting stockholders pursuant to applicable law in connection with any merger or consolidation with, or other acquisition of, another Person;

(18)       the purchase by the Parent or any Restricted Subsidiary of any remaining outstanding Equity Interests of any Subsidiary acquired in connection with a Permitted Investment structured as a tender offer pursuant to which not less than a majority of such Subsidiary’s Equity Interests has been acquired by the Parent or any Restricted Subsidiary;

(19)       the settlement or termination of any Permitted Equity Derivatives; provided that the entry into such Permitted Equity Derivative was permitted under this covenant;

(20)       other Restricted Payments of the type described in clause (1), (2) or (4) of the definition thereof in an aggregate amount since the Issue Date not to exceed the greater of $405.0 million and 35% of Consolidated EBITDA for the Four Quarter Period, so long as at the time of and after giving effect to such Restricted Payment, no Event of Default has occurred and is continuing;

(21)       other Restricted Payments of the type described in clause (3) of the definition thereof in an aggregate amount since the Issue Date not to exceed the greater of $405.0 million and 35% of Consolidated EBITDA for the Four Quarter Period, so long as at the time of and after giving effect to such Restricted Payment, no Event of Default has occurred and is continuing

(22)       Restricted Payments in connection with the Transactions and any compensation payable to, and indemnification of, any current or former officer, director, manager, employee or stockholders of the Parent, any of its Subsidiaries and any of the Parent’s direct or indirect parent companies in respect of taxes owed by such Persons as a result of the Transactions;

(23)       any other Restricted Payments so long as (x) at the time of and after giving effect to such Restricted Payment, no Event of Default has occurred and is continuing and (y) on a pro forma basis, as of the last day of the most recently ended Four Quarter Period, the Total Net Leverage Ratio does not exceed 4.00:1.00;

(24)       for any taxable period for which the Parent and/or any of its Subsidiaries are members of a consolidated, combined, unitary or similar income Tax group for applicable income Tax purposes of which a direct or indirect parent company of the Parent is the common parent (a “Tax Group”), dividends or distributions by the Parent to such direct or indirect parent company of the Parent in an amount not to exceed the portion of any income Taxes of such Tax Group for such taxable period that is attributable to the taxable income of the Parent and/or the applicable Subsidiaries; provided that for each taxable period, the total amount of such payments made in respect of such taxable period will not exceed the amount that the Parent and/or such Subsidiaries, as applicable, would have been required to pay in respect of such taxable income as stand-alone taxpayers or a stand-alone Tax Group, reduced by any such income Taxes directly paid by the Parent or such Subsidiaries; provided that distributions pursuant to this clause (24) in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to the Parent or any of its Restricted Subsidiaries for such purpose;

(25)       the declaration and payment of additional dividends and repurchases of Equity Interests of the Parent in an aggregate amount per annum not to exceed 6.0% of Market Capitalization, so long as at the time of and after giving effect to such Restricted Payment, no Event of Default has occurred and is continuing; and

(26)       distributions or payments of Securitization Fees, purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Factoring or Qualified Securitization Financing and the payment or distribution of Securitization Fees.

(c)       The amount of all Restricted Payments (or transfer or issuance that would constitute Restricted Payments but for the exclusions from the definition thereof) and Permitted Investments (other than cash) will be the Fair Market Value, on the date of making the Restricted Payment (or such transfer or issuance) or Permitted Investment of the asset(s) or securities proposed to be transferred or issued by the Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment (or transfer or issuance that would constitute a Restricted Payment but for the exclusions from the definition thereof) or Permitted Investment, less, in the case of an Investment, any amount paid, repaid, returned, distributed or otherwise received in cash in respect of such Investment. For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one categories described in clauses (1) through (26) of Section 4.01(b) above, including Section 4.07(a) or the definition of “Permitted Investment,” the Parent will be permitted to classify such Restricted Payment and later reclassify all or a portion of such Restricted Payment in any manner that complies with this Section 4.07. In addition, a Restricted Payment need not be permitted solely by reference to one provision permitting such Restricted Payment but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.07 permitting such Restricted Payment.

Section 4.08     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a)       The Parent will not, and will not permit any of the Restricted Subsidiaries, to create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1)       pay dividends or make any other distributions on its Capital Stock to the Parent, Issuer or any of the Restricted Subsidiaries or pay any indebtedness owed to the Parent or any of the Restricted Subsidiaries;

(2)       make loans or advances to the Parent or any of the Restricted Subsidiaries; or

(3)       sell, lease or transfer any of its properties or assets to the Parent or any of the Restricted Subsidiaries.

(b)       The restrictions in Section 4.08(a) will not apply to encumbrances or restrictions existing under or by reason of:

(1)       agreements in effect at or entered into on the Issue Date;

(2)       this Indenture, the Notes, the Note Guarantees, the Collateral Documents and the Senior Secured Credit Facilities;

(3)       agreements governing other Indebtedness permitted to be incurred under Section 4.09;

(4)       applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(5)       any agreement or instrument governing Indebtedness, the assets or the Equity Interests of a Person acquired by the Parent or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such agreement or instrument was entered into, or such Indebtedness was incurred, in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of, or Equity Interests of, any Person, other than the Person, or the property or assets of, or Equity Interests of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be Incurred;

(6)       customary non-assignment provisions in contracts, leases, licenses and other commercial or trade agreements entered into in the ordinary course of business;

(7)       Capital Lease Obligations, any agreement governing Purchase Money Indebtedness, security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such Capital Lease Obligations, Purchase Money Indebtedness, security agreements or mortgages;

(8)       any agreement in connection with the sale or disposition of Equity Interests or assets of a Restricted Subsidiary that imposes such encumbrance or restriction pending the closing of such sale or disposition;

(9)       Permitted Refinancing Indebtedness;

(10)       Liens permitted to be incurred under Section 4.12 that limit the right of a Restricted Subsidiary to dispose of the assets subject to such Liens;

(11)       provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitation is applicable only to the assets that are the subject of such agreements;

(12)       obligations under the Senior Secured Credit Facilities and any other Pari Passu Indebtedness;

(13)       customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property, and other agreements, in each case, entered into in the ordinary course of business;

(14)       customary non-assignment provisions in leases or licenses governing leasehold or license interests to the extent such provisions restrict the transfer of the lease or license or the property leased or licensed thereunder;

(15)       customary restrictions created in connection with any Qualified Securitization Financing or Qualified Receivables Factoring that, in the good faith determination of the board of directors of the Parent, are necessary or advisable to effect such Qualified Securitization Financing or such Qualified Receivables Factoring;

(16)       customary change of control provisions in client contracts;

(17)       customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(18)       restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(19)       any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of an agreement or arrangement referred to in clauses (1) through (18) above of this Section 4.08(b); provided, however, that such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is not materially more restrictive, as determined in good faith by the Parent, with respect to such encumbrances and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 4.09     Incurrence of Indebtedness and Issuance of Preferred Stock.

(a)       The Parent will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness (including Acquired Indebtedness), and the Parent will not issue any Disqualified Stock and will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Parent will be entitled to Incur Indebtedness (including Acquired Indebtedness) or issue Disqualified Stock and any Restricted Subsidiary will be entitled to Incur Indebtedness or issue Preferred Stock if, on the date of such Incurrence or issuance and after giving effect thereto on a pro forma basis, (x) the Fixed Charge Coverage Ratio for the Four Quarter Period would be at least 2.0 to 1.0 or (y) the Total Net Leverage Ratio on the date such Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been no higher than 5.25 to 1.0; provided that any such Indebtedness of Non-Guarantor Subsidiaries, when combined with all outstanding Indebtedness incurred by Non-Guarantor Subsidiaries pursuant to clause (12) of the definition of Permitted Debt, shall not exceed at any time outstanding, in the aggregate, the greater of (x) $175.0 million and (y) 15% of Consolidated EBITDA for the Four Quarter Period.

(b)       Notwithstanding Section 4.09(a), the Parent and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness (collectively, “Permitted Debt”):

(1)       Indebtedness Incurred pursuant to any Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the sum of (a)(x) $5,815.0 million plus (y) the greater of $1,160.0 million and 100% of Consolidated EBITDA for the Four Quarter Period and (b) the Permitted Incremental Amount;

(2)       Indebtedness owed to and held by the Parent or a Restricted Subsidiary; provided, however, that (a) any subsequent issuance or transfer of any Capital Stock that results in any such Indebtedness being held by a Person other than the Parent or a Restricted Subsidiary and (b) any subsequent transfer of such Indebtedness (other than to the Parent or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon that was not permitted by this clause (2).

(3)       the Notes (including any Note Guarantees but excluding any Additional Notes);

(4)       Indebtedness that is outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this Section 4.09(b));

(5)         Acquired Indebtedness (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Parent or such Restricted Subsidiary); provided, however, that on the date of such acquisition and after giving effect thereto on a pro forma basis, (I) if secured, such Indebtedness shall be secured solely by Liens existing at the time such Restricted Subsidiary is acquired by the Parent or a Restricted Subsidiary of the Parent and shall not extend to any other property owned by the Parent or any of its other Restricted Subsidiaries and (II) (x) if such Indebtedness is secured by a Lien on the Collateral that is pari passu with the Lien on the Collateral securing the Notes and the Note Guarantees, the First Lien Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed (A) 5.00:1.00 or (B) the First Lien Net Leverage Ratio in effect immediately prior to the consummation of such acquisition calculated on a pro forma basis as of the Four Quarter Period, (y) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Lien on the Collateral securing the Notes and the Note Guarantees, the Secured Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed (A) 5.25:1.00 or (B) the Secured Net Leverage Ratio in effect immediately prior to the consummation of such acquisition calculated on a pro forma basis as of the Four Quarter Period or (z) if such Indebtedness is unsecured or is secured by assets that do not constitute Collateral, either (a) the Total Net Leverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not exceed the Total Net Leverage Ratio in effect immediately prior to the consummation of such acquisition calculated on a pro forma basis as of the most recently ended Four Quarter Period or (b) the Fixed Charge Coverage Ratio, determined on a pro forma basis for the Four Quarter Period, would not be less than the Fixed Charge Coverage Ratio in effect immediately prior to the consummation of such acquisition calculated on a pro forma basis as of the Four Quarter Period;

(6)         Permitted Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to Section 4.09(a) or Sections 4.09(b)(3), (4), (5) or this clause (6);

(7)         Hedging Obligations not for speculative purposes;

(8)         (a) obligations in respect of worker’s compensation and self-insurance and performance, indemnity, bid, stay, customs, appeal, replevin and surety bonds, performance and completion guarantees and other similar bonds or guarantees, in each case provided by the Parent or any Restricted Subsidiary in the ordinary course of business and (b) reimbursement and indemnification obligations in respect of letters of credit, banker’s acceptances and other similar instruments issued in respect of obligations specified in clause (a) or to landlords or vendors in the ordinary course of business;

(9)         Indebtedness arising from (a) the honoring by a bank or other financial institution of a check, draft, or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business; provided, that such Indebtedness is extinguished within ten Business Days of notification to the Parent of its incurrence; (b) customer deposits and advance payments received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice; (c) Treasury Management Arrangements and (d) ACH Indebtedness;

(10)       Indebtedness consisting of any Guarantee by the Parent or any Restricted Subsidiary of Indebtedness or other Obligations of another Foreign Subsidiary or a Non-Guarantor Subsidiary or (c) a Non-Guarantor Subsidiary of Indebtedness or other obligations of the Parent or any of its Subsidiaries; provided, that, if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11)       Capital Lease Obligations, Purchase Money Indebtedness or Sale and Leaseback Transactions, and Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount on the date of Incurrence that, when taken together with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (11), does not exceed the greater of $235.0 million or 20.0% of Consolidated EBITDA for the Four Quarter Period; provided that this clause (11) shall not apply to any Capital Lease Obligations or Indebtedness in respect of Sale and Leaseback Transactions, the proceeds of which are used to prepay Indebtedness outstanding under the Senior Secured Credit Facilities;

(12)       Indebtedness of Non-Guarantor Subsidiaries and Foreign Subsidiaries in an aggregate principal amount on the date of Incurrence that, when taken together with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (12) and the principal amount of all Indebtedness of Non-Guarantor Subsidiaries then outstanding and Incurred pursuant to the first paragraph of this covenant, does not exceed at any time outstanding the greater of $175.0 million or 15.0% of Consolidated EBITDA for the Four Quarter Period;

(13)       Indebtedness of the Parent or any of the Restricted Subsidiaries consisting of (a) the financing of insurance premiums with the providers of such insurance or their affiliates or (b) take-or-pay obligations contained in supply agreements, in each case, in the ordinary course of business;

(14)       Indebtedness of the Parent or any of the Restricted Subsidiaries supported by a letter of credit issued pursuant to the Senior Secured Credit Facilities in a principal amount not in excess of the stated amount of such letter of credit;

(15)       Indebtedness consisting of guarantees of indebtedness or other obligations of joint ventures permitted under clause (18) of the definition of “Permitted Investments;”

(16)       Indebtedness Incurred in connection with judgments, decrees, attachments or awards that do not constitute an Event of Default under Section 6.01(5);

(17)       Indebtedness in the form of (a) guarantees of loans and advances to officers, directors, consultants and employees that constitute Permitted Investments pursuant to and in accordance with clause (8) of the definition thereof, and (b) reimbursements owed to officers, directors, consultants and employees of the Parent, any of its Subsidiaries or the Parent’s direct or indirect parent companies;

(18)       Indebtedness consisting of obligations to make payments to current or former officers, directors and employees of the Parent, any of its Subsidiaries or the Parent’s direct or indirect parent companies, their respective estates, spouses or former spouses with respect to the cancellation, purchase or redemption of Equity Interests of the Parent, any of its Subsidiaries, or any of the Parent’s direct or indirect parent companies to the extent permitted under Section 4.07(b)(4);

(19)       Indebtedness of the Parent to any Restricted Subsidiary and of any Restricted Subsidiary to the Parent or any other Restricted Subsidiary (including, without limitation, to consummate the Transactions (including, without limitation, the Merger)); provided that any Indebtedness owing by the Parent, the Issuer or any Guarantor to a Restricted Subsidiary that is not the Issuer or a Guarantor shall be subordinated in right of payment to the Notes and the Note Guarantees to the extent permitted by applicable law and not resulting in adverse tax consequences;

(20)       Indebtedness consisting of obligations under any Permitted Equity Derivatives;

(21)       Indebtedness in the form of an intercompany note issued in connection with a Permitted Acquisition involving a tender offer followed by a short form merger (i.e. a statutory short form merger that requires no further approvals to consummate); provided that (i) such short form merger is consummated within five (5) Business Days of the incurrence of such Indebtedness and (ii) not later than three (3) Business Days after consummation of the related short form merger, such Indebtedness (x) is extinguished or retired or (y) otherwise constitutes a Permitted Investment;

(22)       Indebtedness, Disqualified Stock or Preferred Stock of the Parent or of any of the Restricted Subsidiaries in an aggregate principal amount on the date of Incurrence that, when taken together with all other Indebtedness of the Parent and the Restricted Subsidiaries then outstanding and Incurred pursuant to this clause (22), does not exceed the greater of $405.0 million and 35% of Consolidated EBITDA for the Four Quarter Period;

(23)       Indebtedness (A) incurred in connection with a Qualified Securitization Financing that is not recourse (except for Standard Securitization Undertakings ) to the Parent or any Restricted Subsidiary, (B) incurred in connection with a Qualified Receivables Factoring or (C) incurred for working capital purposes, in an aggregate principal amount on the date of incurrence that, when taken together with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (23)(C), does not exceed the greater of $120.0 million or 10% of Consolidated EBITDA for the Four Quarter Period;

(24)       Indebtedness under guarantees of the obligations of other members of the Group once such guarantees are entered into the in the normal course of trading;

(25)       Indebtedness incurred in respect of trade credit in the normal course of trading activities (including within the Group);

(26)       intra-day facility arrangements in the ordinary course of business and consistent with past practice;

(27)       [reserved];

(28)       [reserved];

(29)       Indebtedness or Disqualified Stock of the Parent and Indebtedness, Disqualified Stock or Preferred Stock of the Parent or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Parent after the Issue Date from the issue or sale of Equity Interests of the Parent or cash contributed to the capital of the Parent (in each case, other than proceeds of Disqualified Stock, sales of Equity Interests to the Parent or any of its Subsidiaries) to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make Permitted Investments (other than Permitted Investments specified in clauses (2), (3) or (4) of the definition thereof);

(30)       Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guaranties, surety bonds or performance bonds securing the performance of the Parent or any of its Restricted Subsidiaries pursuant to such agreements, in connection with Permitted Acquisitions, the Merger or permitted Dispositions;

(31)       Indebtedness in respect of derivative transactions entered into by Group members to hedge currency or interest rate exposures and for other non-speculative purposes;

(32)       Indebtedness incurred in connection with any Sale and Leaseback Transaction related to the Headquarters;

(33)       Preferred Stock of a Restricted Subsidiary issued to the Parent or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any capital stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Parent or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause (33);

(34)       (i) obligations in respect of self-insurance, performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Parent or any Restricted Subsidiary or (ii) obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case, in the ordinary course of business or consistent with past practice; and

(35)       Indebtedness arising in the ordinary course of business from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness (x) is extinguished within two Business Days of its incurrence or (y) arises in respect of one or more accounts of any Subsidiary that is a Foreign Subsidiary with any bank or other financial institution subject to a pooling or similar arrangement with one or more accounts of any other Subsidiaries that are Foreign Subsidiaries with such bank or other financial institution to the extent the net aggregate amount of funds in all such accounts subject to such pooling or similar arrangement with such bank or other financial institution is positive.

(c)       For purposes of determining compliance with this Section 4.09:

(1)         all Indebtedness outstanding under the Senior Secured Credit Facilities on the Issue Date will be treated as Incurred under Section 4.09(b)(1)(a)(x) and may not later be re-classified;

(2)         in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) at any time, whether at the time of incurrence or issuance or upon the application of all or a portion of the proceeds thereof or subsequently, meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in Section 4.09(a) or, subject to paragraph (1) above, in clauses (1) through (35) of the definition of Permitted Debt, the Parent, in its sole discretion, will classify and may subsequently reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any one or more of the types of Indebtedness, Disqualified Stock or Preferred Stock described in Section 4.09(a) or, subject to paragraph (1) above, in clauses (1) through (35) of the definition of Permitted Debt and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in such of the above clauses as determined by the Parent at such time. The Parent will be entitled to divide, classify and reclassify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.09(a) or, subject to paragraph (1) above, in clauses (1) through (35) of the definition of Permitted Debt; and

(3)         The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness shall not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Parent dated such date prepared in accordance with GAAP.

(d)       For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that, if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced (plus accrued interest and premium (including tender premium) thereon, any committed or undrawn amounts associated with, original issue discount on, and underwriting discounts, fees, commissions and expenses incurred in connection with, such Refinancing).

(e)       The principal amount of any Indebtedness incurred to Refinance other Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such Refinancing.

Section 4.10      Asset Sales.

(a)       The Parent will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)         the Parent (or the Restricted Subsidiary, as the case may be) receives consideration at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or shares of Capital Stock issued or sold or otherwise disposed of; and

(2)         if the property or assets sold or otherwise disposed in a single transaction or series of related transactions of have a fair market value in excess of $75,000,000 at the time of such disposition, at least 75% of the consideration received by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash consideration:

(A)       any liabilities (as reflected on the Parent’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Parent’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such consolidated balance sheet, as determined in good faith by the Parent) of the Parent, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets (or are otherwise extinguished in connection with the transactions relating to such Asset Sale) and for which the Parent and all Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(B)       (i) any securities, notes or other obligations received by the Parent or any Restricted Subsidiary that are converted within 180 days into cash or Cash Equivalents shall be deemed to be cash or Cash Equivalents, (ii) any consideration arising from the assumption of liabilities and (iii) any liabilities (as reflected on the Parent’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Parent’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such consolidated balance sheet, as determined in good faith by the Parent) of the Parent, other than liabilities that are by their terms subordinated to the Notes and the Note Guarantees, that are assumed by the transferee of any such assets (or are otherwise extinguished in connection with the transactions relating to such Asset Sale) and for which the Parent and all Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(C)       any Designated Noncash Consideration received in respect of such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (C) that is at that time outstanding, not in excess of the greater of $205.0 million and 17.5% of Consolidated EBITDA for the Four Quarter Period most recently ended on or prior to the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value;

(D)       any Investment, stock, asset, property or capital expenditure of the kind referred to in Section 4.10(b)(3); and

(E)       any contingent or deferred consideration payable in cash or Cash Equivalents.

(b)       Within eighteen (18) months from the later of (A) the date of an Asset Sale and (B) the receipt of any Net Proceeds from an Asset Sale (the “Asset Sale Proceeds Application Period”), the Parent or any Restricted Subsidiary may apply an amount equal to the Applicable Percentage of such Net Proceeds (the “Applicable Proceeds”):

(1)         to the extent such Applicable Proceeds are from an Asset Sale of Collateral, to repay: (i) Obligations under the Notes, (ii) Obligations under the Senior Secured Credit Facilities and, in the case of revolving obligations (other than obligations in respect of any asset-based credit facility), to correspondingly reduce commitments with respect thereto and/or (iii) Pari Passu Indebtedness (other than the Notes or Obligations under the Senior Secured Credit Facilities) and, in the case of revolving obligations (other than obligations in respect of any asset-based credit facility), to correspondingly reduce commitments with respect thereto; provided that in the case of any repayment pursuant to this clause (iii), the Parent or such Restricted Subsidiary will either (A) reduce Obligations under the Notes on a pro rata basis with such other Pari Passu Indebtedness by, at its option, (x) redeeming Notes as described in Section 3.07 or (y) purchasing notes through open-market purchases or in privately negotiated transactions at market prices (which may be below par), or (B) make an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes on a ratable basis with such other Pari Passu Indebtedness for no less than 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, thereon up to the principal amount of Notes to be repurchased;

(2)         to the extent such Applicable Proceeds are from an Asset Sale that does not constitute Collateral, to repay: (i) Obligations under Secured Indebtedness (other than Indebtedness owed to the Parent or a Restricted Subsidiary), and, in the case of revolving obligations (other than obligations in respect of any asset-based credit facility), to correspondingly reduce commitments with respect thereto and/or (ii) Obligations under any unsecured Indebtedness of the Parent or any Restricted Subsidiary that ranks pari passu in right of payment to the Notes (“Equal Payment Priority Indebtedness”) and, in the case of revolving obligations (other than obligations in respect of any asset-based credit facility), to correspondingly reduce commitments with respect thereto; provided that in the case of any repayment pursuant to this clause (ii), the Parent or such Restricted Subsidiary will either (A) reduce Obligations under the Notes on a pro rata basis with such other Pari Passu Indebtedness by, at its option, (x) redeeming Notes as described in Section 3.07 or (y) purchasing notes through open-market purchases or in privately negotiated transactions at market prices (which may be below par), or (B) make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes (which may be on a ratable basis with such other Equal Payment Priority Indebtedness) for no less than 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, thereon up to the principal amount of Notes to be repurchased; provided that to the extent the Parent or any Restricted Subsidiary makes an offer to redeem, prepay, repay or purchase any Obligations pursuant to any of the foregoing clauses (a) and (b) at a price of no less than 100% of the principal amount thereof, to the extent the relevant creditors do not accept such offering, the Parent and the Restricted Subsidiaries will be deemed to have applied an amount of the Applicable Proceeds equal to such amount not so accepted in such offer, and such amount shall not increase the amount of Collateral Excess Proceeds or Excess Proceeds (and such amount shall instead constitute Declined Collateral Proceeds or Declined Proceeds, as the case may be);

(3)         to invest in the business of the Parent and its subsidiaries, including without limitation, to acquire, maintain, develop, construct, improve, upgrade or repair assets, stock or property useful in the business of the Parent or its Restricted Subsidiaries or to make capital expenditures, Permitted Investments or other Investments not prohibited by Section 4.07;

provided that the Issuer may elect to deem Investments or capital expenditures within the scope of the foregoing clause (3), as applicable, that occur prior to the receipt of the Applicable Proceeds to have been made in accordance with such clause (3) so long as such deemed Investments or capital expenditures shall have been made no earlier than the earlier of (x) the execution of a definitive agreement relating to such Asset Sale and (y) the consummation of such Asset Sale; and/or

(4)         any combination of the foregoing;

provided that a binding commitment or letter of intent shall be treated as a permitted application of the Applicable Proceeds from the date of such commitment or letter of intent so long as the Parent or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Applicable Proceeds will be applied to satisfy such commitment within 180 days of the expiration of the Asset Sale Proceeds Application Period (an “Acceptable Commitment”) and such Applicable Proceeds are actually applied substantially in such manner within 180 days of the expiration of the Asset Sale Proceeds Application Period (the period from the consummation of the Asset Sale to such date, the “First Commitment Application Period”) or, in the event any Acceptable Commitment is later terminated or canceled prior to the application of such Applicable Proceeds or such Applicable Proceeds are not so applied within such First Commitment Application Period, then such Applicable Proceeds shall constitute Collateral Excess Proceeds or Excess Proceeds, as the case may be, unless the Parent or such Restricted Subsidiary reasonably intends to enter into another Acceptable Commitment prior to the expiration of the First Commitment Application Period (a “Second Commitment”) and such Applicable Proceeds are actually applied substantially in such manner within 180 days of the date of entering into the Second Commitment; provided, further, that if any Second Commitment is cancelled or terminated for any reason before such Applicable Proceeds are applied or if the date of such Second Commitment is not prior to the date of the expiration of the First Commitment Application Period then such Applicable Proceeds shall constitute Collateral Excess Proceeds or Excess Proceeds, as the case may be.

(c)       Any Applicable Proceeds from an Asset Sale of Collateral not applied or invested as provided and within the time period set forth in Section 4.10(b) will constitute “Collateral Excess Proceeds”; provided that any amount of Applicable Proceeds offered to Holders of the Notes pursuant to clause (a)(iii)(B) of the preceding paragraph shall not be deemed to be Excess Proceeds without regard to whether such offer is accepted by any holders. In no event later than 20 Business Days after any date that the aggregate amount of Collateral Excess Proceeds exceeds $200,000,000, the Issuer shall commence an offer (a “Collateral Asset Sale Offer”) to all Holders of Notes and, if required or permitted by the terms of any other Pari Passu Indebtedness or Obligations secured by a Lien permitted under the Indenture on the assets disposed of (which Lien is not subordinate to the Lien of the Notes with respect to the Collateral), to the holders of such other Pari Passu Indebtedness and/or other Obligations as selected by the Issuer, to purchase the maximum aggregate principal amount (or accreted value, as applicable) of the Notes and such other Pari Passu Indebtedness and other Obligations that is, with respect to the Notes only, in an amount equal to $200,000, or an integral multiple of $1,000 in excess thereof, that may be purchased out of the Collateral Excess Proceeds at an offer price, in the case of the Notes only, in cash in an amount equal to 100% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to, but excluding, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Indenture, and, in the case of such other Pari Passu Indebtedness and other Obligations, at the offer price required by the terms thereof, in accordance with the procedures set forth in the agreement(s) governing such other Pari Passu Indebtedness or other Obligations. The Issuer may satisfy the foregoing obligations with respect to any Applicable Proceeds from an Asset Sale of Collateral by making a Collateral Asset Sale Offer with respect to such Applicable Proceeds prior to the time period that may be required by this Indenture with respect to all or a part of the available Applicable Proceeds (the “Collateral Advance Portion”) in advance of being required to do so herein (an “Collateral Advance Offer”).

(d)       To the extent that the aggregate amount (or accreted value, if applicable) of Notes and such other Pari Passu Indebtedness or Obligations secured by a Lien permitted under this Indenture on the Collateral disposed of, as the case may be, tendered pursuant to a Collateral Asset Sale Offer is less than the amount offered in the Collateral Asset Sale Offer (or in the case of a Collateral Advance Offer, the Collateral Advance Portion), the Issuer may use any remaining Collateral Excess Proceeds (or in the case of a Collateral Advance Offer, the Collateral Advance Portion) (“Declined Collateral Proceeds”) for any purposes not otherwise prohibited under this Indenture. If the aggregate principal amount (or accreted value, if applicable) of Notes or such other Pari Passu Indebtedness or other Obligations, as the case may be, surrendered by such holders thereof exceeds the amount offered in the Collateral Asset Sale Offer (or in the case of a Collateral Advance Offer, the Collateral Advance Portion), the Issuer shall purchase the Notes (subject to applicable DTC procedures as to Global Notes) and such other Pari Passu Indebtedness or other Obligations, as the case may be, on a pro rata basis based on the aggregate principal amount (or accreted value, if applicable) of the Notes or such other Pari Passu Indebtedness or other Obligations, as the case may be, tendered with adjustments as necessary so that no Notes or such other Pari Passu Indebtedness or other Obligations, as the case may be, will be repurchased in part in an unauthorized denomination. Upon completion of any such Collateral Asset Sale Offer (or Collateral Advance Offer), the amount of Collateral Excess Proceeds (or in the case of a Collateral Advance Offer, the Collateral Advance Portion) that resulted in the requirement to make a Collateral Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Collateral Excess Proceeds (or Collateral Advance Portion) upon such completion). Upon consummation or expiration of any Collateral Asset Sale Offer (or Collateral Advance Offer), any remaining Applicable Proceeds shall not be deemed Collateral Excess Proceeds and the Issuer may use such Applicable Proceeds for any purpose not otherwise prohibited under this Indenture.

(e)       Any Applicable Proceeds from an Asset Sale that does not constitute Collateral not applied or invested as provided and within the time period set forth in the third preceding paragraph will be deemed to constitute “Excess Proceeds”; provided that any amount of Applicable Proceeds offered to Holders of the Notes pursuant to clause (b)(ii)(B) of the third preceding paragraph shall not be deemed to be Excess Proceeds without regard to whether such offer is accepted by any holders. In no event later than 20 Business Days after any date that the aggregate amount of Excess Proceeds exceeds $200,000,000, the Issuer shall commence an offer (an “Asset Sale Offer”) to all Holders of Notes and, if required or permitted by the terms of any Equal Payment Priority Indebtedness, to the holders of such Equal Payment Priority Indebtedness as selected by the Issuer, to purchase the maximum aggregate principal amount (or accreted value, as applicable) of the Notes and such Equal Payment Priority Indebtedness that is, with respect to the Notes only, in an amount equal to $200,000, or an integral multiple of $1,000 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price, in the case of the Notes only, in cash in an amount equal to 100% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to, but excluding, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Indenture, and in the case of such Equal Payment Priority Indebtedness, at the offer price required by the terms thereof, in accordance with the procedures set forth in the agreement(s) governing such Equal Payment Priority Indebtedness. The Issuer may satisfy the foregoing obligations with respect to any Applicable Proceeds from an Asset Sale that does not constitute Collateral by making an Asset Sale Offer with respect to such Applicable Proceeds prior to the time period that may be required by this Indenture with respect to all or a part of the available Applicable Proceeds (the “Advance Portion”) in advance of being required to do so by this Indenture (an “Advance Offer”).

(f)        To the extent that the aggregate amount (or accreted value, if applicable) of Notes and Equal Payment Priority Indebtedness, as the case may be, tendered pursuant to an Asset Sale Offer is less than the amount offered in the Asset Sale Offer (or in the case of an Advance Offer, the Advance Portion), the Issuer may use any remaining Excess Proceeds (or in the case of an Advance Offer, the Advance Portion) (“Declined Proceeds”) for any purposes not otherwise prohibited under this Indenture. If the aggregate principal amount (or accreted value, if applicable) of Notes or the Equal Payment Priority Indebtedness, as the case may be, surrendered by such holders thereof exceeds the amount offered in the Asset Sale Offer (or in the case of an Advance Offer, the Advance Portion), the Issuer shall purchase the Notes (subject to applicable DTC procedures as to Global Notes) and such Equal Payment Priority Indebtedness, as the case may be, on a pro rata basis based on the aggregate principal amount (or accreted value, if applicable) of the Notes or such Equal Payment Priority Indebtedness, as the case may be, tendered with adjustments as necessary so that no Notes or Equal Payment Priority Indebtedness, as the case may be, will be repurchased in part in an unauthorized denomination. Upon completion of any such Asset Sale Offer (or Advance Offer), the amount of Excess Proceeds (or in the case of an Advance Offer, the Advance Portion) that resulted in the requirement to make an Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds (or Advance Portion) upon such completion). Upon consummation or expiration of any Asset Sale Offer (or Advance Offer), any remaining Applicable Proceeds shall not be deemed Excess Proceeds and the Issuer may use such Applicable Proceeds for any purpose not otherwise prohibited under the Indenture.

(g)       A Collateral Asset Sale Offer, Asset Sale Offer, Collateral Advance Offer or Advance Offer may be made at the same time as consents are solicited with respect to an amendment, supplement or waiver of this Indenture, the Notes, the Note Guarantees and/or the Collateral Documents (but the Collateral Asset Sale Offer, Asset Sale Offer, Collateral Advance Offer or Advance Offer may not condition tenders on the delivery of such consents).

(h)       Pending the final application of an amount equal to the Applicable Proceeds pursuant to this Section 4.10, the holder of such Applicable Proceeds may apply any Applicable Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility (including under the Senior Secured Credit Facilities) or otherwise invest such Applicable Proceeds in any manner not prohibited by this Indenture.

(i)        In connection with a Collateral Asset Sale Offer, Collateral Advance Offer, Asset Sale Offer or Advance Offer, the Issuer shall deliver to each Holder of Notes a notice stating: (i) that the Issuer is offering to purchase the aggregate principal amount of Notes required to be offered for purchase pursuant to this Section 4.10 (and identifying other Indebtedness, if any, that is participating pro rata in such offer) on the date of purchase (the “Asset Sale Offer Purchase Date”), which shall be a Business Day, specified in such notice, that is not earlier than 10 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest as of the Asset Sale Offer Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Issuer defaults in the payment of the purchase price for the Notes payable pursuant to such offer, any Notes accepted for payment pursuant to such offer shall cease to accrue interest after the Asset Sale Offer Purchase Date, (v) the procedures, consistent with this Indenture, to be followed by a Holder of Notes in order to accept such offer or to withdraw such acceptance, and (vi) such other information as may be required by this Indenture and applicable laws and regulations.

(j)        On the Asset Sale Offer Purchase Date, the Issuer will (i) apply all Collateral Excess Proceeds or Excess Proceeds, as applicable, to the purchase of the aggregate principal amount of Notes and, if applicable, other Pari Passu Indebtedness or other Obligations secured by a Lien permitted under this Indenture on the Collateral or Equal Payment Priority Indebtedness (on a pro rata basis, if applicable) offered for purchase pursuant to this covenant (the “Asset Sale Offer Amount”) or, if less than the Asset Sale Offer Amount of Notes (and, if applicable, other Pari Passu Indebtedness or other or Obligations secured by a Lien permitted under this Indenture on the Collateral or Equal Payment Priority Indebtedness) has been so validly tendered, all Notes, Pari Passu Indebtedness or other or Obligations secured by a Lien permitted under this Indenture on the Collateral or Equal Payment Priority Indebtedness validly tendered in response to such offer, (ii) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment and any accrued and unpaid interest on such Notes as of the Asset Sale Offer Purchase Date, and (iii) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Collateral Asset Sale Offer, Collateral Advance Offer, Asset Sale Offer or Advance Offer. If less than all Notes tendered pursuant to the Asset Sale Offer, Collateral Advance Offer, Asset Sale Offer or Advance Offer are accepted for payment by the Issuer for any reason consistent with this Indenture, selection of the Notes to be purchased by the Issuer shall be in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate or otherwise in accordance with the Applicable Procedures of DTC; provided that Notes accepted for payment in part shall only be purchased in minimum amounts equal to $200,000 and in integral multiples of $1,000 in excess thereof. The Paying Agent shall promptly deliver to each Holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus any accrued and unpaid interest thereon, and the Trustee shall promptly authenticate and mail to such Holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the Holder of such Note. On and after an Asset Sale Offer Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Issuer defaults in the payment of the purchase price therefor. The Issuer will announce the results of the Asset Sale Offer to Holders of the Notes on or as soon as practicable after the Asset Sale Offer Purchase Date.

(k)       Notwithstanding any other provisions of this covenant, to the extent (i)any Collateral Excess Proceeds or Excess Proceeds exist as a result of an Asset Sale from the Parent and/or a Foreign Subsidiary that give rise to a requirement to make a Collateral Asset Sale Offer or Asset Sale Offer, and, in either case, the repatriation of cash to which such obligation is attributable would result in a material adverse tax consequence and/or is prohibited, restricted or delayed by applicable local law from being repatriated or contributed to the Issuer, an amount equal to the portion of such Collateral Excess Proceeds or Excess Proceeds so affected will not be required to be applied to make a Collateral Asset Sale Offer or Asset Sale Offer, as the case may be, at the times provided in this covenant so long, but only so long, as the material adverse tax consequence would result from, and/or applicable local law will not permit repatriation or contribution to the Issuer; provided however that the Parent shall use commercially reasonable efforts to promptly take all actions, and cause the applicable Foreign Subsidiary to promptly take all actions, in each case reasonably required by the applicable local law to eliminate such material adverse tax consequence and/or permit such repatriation or contribution under applicable local law.

Section 4.11      Transactions with Affiliates.

(a)       The Parent will not, and will not permit any of the Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, or advance with or guarantee for the benefit of, any Affiliate of the Parent (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of the greater of $95.0 million and 8% of Consolidated EBITDA for the Four Quarter Period, unless:

(1)         the Affiliate Transaction is on terms that are not materially less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated Person (as determined in good faith by the Parent); and

(2)         the Parent delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of the greater of $175.0 million and 15.0% of Consolidated EBITDA for the Four Quarter Period, a resolution adopted in good faith by a majority of the Board of Directors of the Parent approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with Section 4.11(a)(1).

(b)       The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to Section 4.11(a):

(1)         any employment or consulting agreement, incentive agreement, employee benefit plan, severance agreement, officer or director indemnification agreement or any similar arrangement entered into by the Parent or any of the Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors of the Parent and payments pursuant thereto;

(2)         transactions between or among the Parent and/or the Restricted Subsidiaries;

(3)         transactions with any Person that is an Affiliate of the Parent solely because the Parent owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)         payment of reasonable fees or other reasonable compensation (including bonuses) to, provision of customary benefits or indemnification agreements to, and the reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of, officers, directors, employees or consultants of the Parent, any of the Restricted Subsidiaries or any of the Parent’s direct or indirect parent companies;

(5)         any capital contributions in, or issuance of Equity Interests (other than Disqualified Stock) of, the Parent;

(6)         Restricted Payments (or transfers or issuances that would constitute Restricted Payments but for the exclusions from the definition thereof) that do not violate Section 4.07 hereof and Permitted Investments;

(7)         loans or advances to employees of the Parent, any of its Subsidiaries or any of the Parent’s direct or indirect parent companies in the ordinary course of business of the Parent or the Restricted Subsidiaries;

(8)         any agreement as in effect on the Issue Date or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable in any material respect to the Parent or the Restricted Subsidiaries) and the transactions evidenced thereby;

(9)         transactions in which the Parent or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction meets the requirements of Section 4.11(a)(1);

(10)       transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture which are fair to the Parent and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Parent or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party (as determined by the Board of Directors of the Parent or the senior management thereof in good faith);

(11)       transactions in the ordinary course with (a) Unrestricted Subsidiaries or (b) joint ventures in which the Parent or a Subsidiary of the Parent makes a loan in, or other Investment to, such joint venture (to the extent any such joint venture is only an Affiliate as a result of Investments by the Parent and its Restricted Subsidiaries in such joint venture) to the extent otherwise permitted under the definition of “Permitted Investments”;

(12)       the existence of, or the performance by the Parent or any of the Restricted Subsidiaries of its obligations under the terms of, any limited liability company agreement, limited partnership or other organizational documents or stockholders agreement (including any purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Parent or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after such date shall only be permitted by this clause (12) to the extent that the terms of any such amendment or new agreement, taken as a whole, is no less favorable to the Parent and the Restricted Subsidiaries than the agreement in effect on the Issue Date (as determined by the Board of Directors of the Parent or the senior management thereof in good faith);

(13)       the provision of services to directors or officers of the Parent, any of the Restricted Subsidiaries or any of the Parent’s direct or indirect parent companies of the nature provided by the Parent or any of the Restricted Subsidiaries to customers in the ordinary course of business;

(14)       [reserved];

(15)       any Incurrence of Indebtedness permitted by Section 4.09;

(16)       the granting of registration and other customary rights in connection with the issuance of Equity Interests or other securities by the Parent;

(17)       transactions undertaken in connection with the Transactions;

(18)       any customary transactions with a Securitization Subsidiary effected as part of a Qualified Securitization Financing;

(19)       the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to shareholders of the Parent or any direct or indirect parent thereof pursuant to a stockholders agreement or registration rights agreement entered into on or after the Issue Date in connection therewith;

(20)       transactions (including, for the avoidance of doubt, the entering into of a tax sharing agreement) undertaken in good faith (as certified by an Officer of the Parent in an Officer’s Certificate) for the purposes of improving the consolidated tax efficiency of the Parent and its Subsidiaries and not for the purpose of circumventing any provision of this Indenture; and

(21)       Indebtedness permitted under Section 4.09, Liens permitted under Section 4.12, Asset Sales permitted under Section 4.10, Permitted Investments and Restricted Payments permitted under Section 4.07 and the definition of “Permitted Investments”.

Section 4.12      Liens.

The Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien that is not a Permitted Lien (each, a “Subject Lien”) that secures Obligations under any Indebtedness on or with respect to any of its property or assets now owned or hereafter acquired, unless:

(a)       in the case of Subject Liens on any Collateral, such Subject Lien is a Permitted Lien; and

(b)       in the case of any Subject Lien on any asset or property that is not Collateral, (i) the Notes (or a Note Guarantee in the case of Subject Liens on assets or property of a Guarantor) are or will be substantially contemporaneously equally and ratably secured with (or at the Issuer’s option or if such Subject Lien secures Subordinated Indebtedness, on a senior basis to) the Obligations secured by such Subject Lien until such time as such Obligations are no longer secured by such Subject Lien or (ii) such Subject Lien is a Permitted Lien.

Any Lien created for the benefit of the Holders of the Notes pursuant to clause (b) of this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of the Subject Lien that gave rise to the obligation to secure the Notes. In addition, in the event that a Subject Lien is or becomes a Permitted Lien, the Issuer may, at its option and without consent from any Holder, elect to release and discharge any Lien created for the benefit of the Holders pursuant to the preceding paragraph in respect of such Subject Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13      Corporate Existence.

Subject to Articles 5 and 10 (as applicable), the Issuer and the Guarantors will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate or other existence and rights (charter and statutory); provided, however, that the Issuer and the Guarantors shall not be required to preserve any such right if the Issuer or the Guarantors, as applicable, shall in good faith determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or the Guarantors, taken as a whole.

Section 4.14      Offer to Repurchase Upon Change of Control.

(a)       If a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes pursuant to Section 3.07, within 30 days following such Change of Control, the Issuer will make an Offer to Purchase all of the Notes (a “Change of Control Offer”) on the terms set forth in this Indenture and in compliance with Section 3.09. In the Change of Control Offer, the Issuer will offer to purchase all of the Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to, but not including, the date of purchase (the “Change of Control Payment”) (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date).

(b)       Notwithstanding anything to the contrary in this Section 4.14, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, (2) in connection with or in contemplation of any Change of Control, the Issuer (or any Affiliate of the Issuer) has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of the Alternate Offer or (3) notice of redemption has been given pursuant to Section 3.07 under this Indenture, unless and until there is a default in payment of the applicable redemption price.

Notwithstanding anything to the contrary contained herein, a Change of Control Offer or Alternate Offer may be made in advance of a Change of Control, which may be conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer or Alternate Offer is made. A Change of Control Offer or Alternate Offer may be made at the same time as consents are solicited with respect to an amendment, supplement or waiver of this Indenture, the Notes, the Note Guarantees and/or the Collateral Documents (but the Change of Control Offer may not condition tenders on the delivery of such consents).

Section 4.15      Reserved.

Section 4.16      Reserved.

Section 4.17      Reserved.

Section 4.18      Additional Note Guarantees.

If any direct or indirect Restricted Subsidiary of the Parent that is not a Guarantor (other than an Excluded Subsidiary or the Issuer) becomes a guarantor or obligor in respect of the Senior Secured Credit Facilities, within 60 days of such event the Parent will, subject to applicable law and the Agreed Guarantee and Security Principles, cause such Restricted Subsidiary to enter into (i) a supplemental indenture pursuant to which such Subsidiary shall agree to Guarantee the Issuer’s Obligations under the Notes, fully and unconditionally and on a senior secured basis and (ii) supplements or joinders to the Collateral Documents or new Collateral Documents together with any other filings, actions and agreements required by the Collateral Documents to create or perfect the security interests for the benefit of the Holders of the Notes in the Collateral of such Restricted Subsidiary subject to the Agreed Guarantee and Security Principles. The Parent also may, at any time, cause a Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the Notes by such Subsidiary on the basis provided in this Indenture. Any such supplemental indenture may be in the form of such supplemental indenture attached as Exhibit E hereto or such other form as agreed between the Issuer, the applicable Guarantor and the Trustee.

If any Guarantor becomes an Excluded Subsidiary, the Parent shall have the right, by execution and delivery of a supplemental indenture to the Trustee, to cause such Excluded Subsidiary to cease to be a Guarantor, subject to the requirement described in the first paragraph above that such Subsidiary shall be required to become a Guarantor if it ceases to be an Excluded Subsidiary (except that if such Subsidiary has been properly designated as an Unrestricted Subsidiary it shall not be so required to become a Guarantor or execute a supplemental indenture); provided, further, that such Excluded Subsidiary that ceased to be a Guarantor pursuant to the foregoing shall not be permitted to Guarantee the Senior Secured Credit Facilities, unless it again becomes a Guarantor.

Section 4.19      Designation of Restricted and Unrestricted Subsidiaries.

The Parent may designate after the Issue Date any Subsidiary (other than the Issuer) (including any newly acquired or newly formed Subsidiary) as an “Unrestricted Subsidiary” under this Indenture (a “Designation”) only if:

(a)       no Event of Default has occurred and is continuing after giving effect to such Designation;

(b)       the Subsidiary to be so designated and its Subsidiaries do not at the time of such Designation own any Material Intellectual Property; and

(c)       either (x) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (y) if such Subsidiary has consolidated assets greater than $1,000, then the Parent could make a Restricted Payment or Permitted Investment at the time of such Designation in an amount equal to the Fair Market Value of all outstanding Investments owned by the Parent and the Restricted Subsidiaries in such Subsidiary under Section 4.07 and such amount is thereafter treated as an “Investment” for purposes of calculating the amount of Restricted Payments thereunder.

The Parent may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if, immediately after giving effect such Revocation:

(d)       (x) the Parent could Incur at least $1.00 of additional Indebtedness under Section 4.09(a) or (y) the Fixed Charge Coverage Ratio would not be less than immediately prior to such Revocation, in each case on a pro forma basis taking into account such Revocation;

(e)       all Indebtedness and Liens of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of this Indenture; and

(f)        no Event of Default has occurred and is continuing after giving effect to such Revocation.

Each Designation and Revocation must be evidenced by promptly delivering to the Trustee a board resolution of the Board of Directors of the Parent giving effect to such Designation or Revocation, as the case may be, and an Officer’s Certificate certifying compliance with the preceding provisions. A Revocation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary.

Section 4.20      Suspension of Covenants When Notes Rated Investment Grade.

(a)       If on any date following the Issue Date, the Notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (“Investment Grade Status”) (or, if either such entity ceases to rate such Notes for reasons outside of the control of the Parent, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Parent as a replacement agency) then, beginning on that day and continuing until the Reversion Date (as defined below), the Parent and the Restricted Subsidiaries will not be subject to Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.18 and 4.19, 4.22 and clause (a)(4) of Section 5.01 of this Indenture (collectively, the “Suspended Covenants”).

(b)       If any time the Notes cease to have such Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Parent or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.”

(c)       On the Reversion Date, all Indebtedness Incurred during the Suspension Period (or deemed Incurred in connection with a Limited Condition Transaction entered into during the Suspension Period) will be classified to have been Incurred pursuant to Section 4.09(a) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to Section 4.09(a), such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of Section 4.09(b). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.07 will be made as though Section 4.07 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 4.07(a) of or any other provision under Section 4.07; provided that, no Subsidiaries may be designated as Unrestricted Subsidiaries during the Suspension Period, unless such designation would have complied with Section 4.07 as if such covenant would have been in effect during such period. Additionally, (a) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to Section 4.11(b)(8), (b) any encumbrance or restriction on the ability of any Restricted Subsidiary to take any action described in Section 4.08(a) that becomes effective during any Suspension Period shall be deemed to be encumbrances or restrictions existing on the Issue Date and (c) all Investments made during the Suspension Period (or deemed made in connection with a Limited Condition Transaction entered into during the Suspension Period) will be classified to have been made under clause (i) of the definition of “Permitted Investments”.

(d)       During the Suspension Period, any future obligation to grant further Note Guarantees and provide collateral for the Notes shall be suspended. All such further obligation to grant Note Guarantees and provide collateral for the Notes shall be reinstated upon the Reversion Date.

(e)       The Trustee shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify Holders if the Notes achieve Investment Grade Status or of the occurrence of a Reversion Date. The Issuer shall provide written notice to the Trustee of the commencement or end, as applicable, of a Suspension Period.

Section 4.21      Additional Amounts.

All payments made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or any Note Guarantee will be made without withholding or deduction for, or on account of, any present or future Taxes unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Issuer or any Guarantor (including any successor entity) is then incorporated, organized, engaged in business or resident for tax purposes or any political subdivision or Governmental Authority thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Issuer or any Guarantor (including, without limitation, the jurisdiction of any Paying Agent) or any political subdivision or Governmental Authority thereof or therein (each of (1) and (2), a “Tax Jurisdiction”) will at any time be required to be made from any payments under or with respect to the Notes or any Note Guarantee, including, without limitation, payments of principal, redemption price, interest or premium, the Issuer or the relevant Guarantor, as applicable, will pay such additional amounts (the “Additional Amounts”) to the applicable holder as may be necessary in order that the net amounts received in respect of such payments by the applicable beneficial owner of Notes after such withholding or deduction by any applicable withholding agent will equal the amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, further, that no Additional Amounts will be payable with respect to:

(a)       any Taxes, to the extent such Taxes would not have been imposed but for the holder or the beneficial owner of the Notes being or having been a citizen or resident or national of, being or having been incorporated or being or having been engaged in a trade or business in or having any other present or former connection with the relevant Tax Jurisdiction other than a connection arising solely as a result of the acquisition or holding of any note, the exercise or enforcement of rights under any note or this Indenture or any Note Guarantee or the receipt of any payment in respect of any note or Note Guarantee;

(b)       any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period);

(c)       any estate, inheritance, gift, wealth, sale, transfer or similar Taxes;

(d)       any Taxes withheld or deducted as a result of the presentation of any Note for payment by or on behalf of a Holder of Notes who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent designated by the Issuer under this Indenture;

(e)       any Taxes imposed other than by deduction or withholding from payments under, or with respect to, the Notes or any Note Guarantee;

(f)        any Taxes to the extent such Taxes are imposed or withheld by reason of the failure of the Holder or beneficial owner of Notes to accurately comply with a reasonable request from an applicable withholding agent to meet any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Tax Jurisdiction, but in each case, only to the extent the Holder or beneficial owner is legally eligible to comply with such requirements;

(g)       any Taxes imposed or withheld by reason of the failure of the Holder or beneficial owner of the Notes to comply with the requirements of Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b) of the Code (or any amended or successor version described above) and any intergovernmental agreement, treaty, convention or similar agreement among Governmental Authorities (and related legislation, official regulations or other administrative guidance) implementing any of the foregoing;

(h)       any Tax imposed by the United States (or any political subdivision thereof or therein);

(i)        any Taxes imposed on or with respect to any payment by or on behalf of the Issuer or any Guarantor to the Holder if such Holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of such payment to the extent that such Taxes would not have been imposed had such beneficial owner been the Holder; or

(j)        any (i) Luxembourg withholding tax due under the so-called Luxembourg Relibi Law dated 23 December 2005 by the Grand-Duchy of Luxembourg or (ii) Luxembourg registration duties (droits d’enregistrement) payable due to a registration, submission or filing by any Holder or beneficial owner of a Note of any Note or Note Guarantee, except if such registration, submission or filing is required to maintain, establish, enforce or preserve the rights of such Holder or beneficial owner under such Note or Note Guarantee; or

(k)       any combination of clauses (a) through (j) above.

In addition to the foregoing, the Issuer will also pay and indemnify the Holder for any present or future stamp, court, documentary, intangible, recording, registration, excise, property, filing or similar Taxes which are levied by any Tax Jurisdiction (other than the United States or any political subdivision thereof or therein) on the execution, delivery, issuance, or registration of any of the Notes, this Indenture, any Note Guarantee or any other document referred to therein, or the receipt of any payments with respect thereto, or the enforcement of any Note or Note Guarantee; provided solely in the case of any such taxes imposed in respect of the receipt of any payment, that such tax is not a tax described in clauses (a) through (k) above other than clause (e).

If the Issuer or any Guarantor becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any Note Guarantee, the Issuer or the relevant Guarantor, as the case may be, will deliver to the Trustee (with a copy to the Paying Agent) on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or the relevant Guarantor shall notify the Trustee (with a copy to the Paying Agent) promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts on the relevant payment date. The Trustee and the Paying Agent shall be entitled to rely on an Officer’s Certificate as conclusive proof that such payments are necessary. The Issuer or the relevant Guarantor will provide the Trustee (with a copy to the Paying Agent) with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Issuer or the relevant Guarantor will make all withholdings and deductions (within the time period and in the minimum amount) required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer or the relevant Guarantor will use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. Upon request, the Issuer or the relevant Guarantor will furnish to the Trustee (or to a Holder upon request), within 60 days after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer or such Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to the Trustee) by such entity.

Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under, or with respect to, any of the Notes or any Note Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or any Guarantor is incorporated, organized, engaged in business or resident for tax purposes, any jurisdiction from or through which payment is made by or on behalf of such Person, and, in each case, any political subdivision or governmental authority thereof or therein.

Section 4.22      After-Acquired Property.

(a) Subject to the foregoing, if property that is intended to be Collateral (other than Excluded Assets) is acquired by the Issuer or a Guarantor (including property of a Person that becomes a new Guarantor) after the Issue Date and is not automatically subject to a perfected security interest under the Collateral Documents, then the Issuer or such Guarantor will provide a lien over such property consistent with the Liens granted over similar property in the applicable jurisdiction (or in the case of any jurisdiction where no liens were previously granted, to the extent in a Covered Jurisdiction and consistent with the Agreed Guarantee and Security Principles) (or, in the case of a new Guarantor, such of its property consistent with the Liens granted over similar property in the applicable jurisdiction (or in the case of any jurisdiction where no liens were previously granted, to the extent in a Covered Jurisdiction and consistent with the Agreed Guarantee and Security Principles)) in favor of the Notes Collateral Agents and deliver certain agreements, documents, security instruments and certificates in respect thereof, all as and to the extent required by this Indenture, the First Lien Intercreditor Agreement or the Collateral Documents; provided that no Opinions of Counsel will be required to be provided; provided further that, while any obligations under the Senior Secured Credit Facilities are outstanding, this paragraph shall only apply to Collateral that is also pledged to secure the obligations under the Senior Secured Credit Facilities (including property of a Person that becomes a new Guarantor) after the Issue Date.

(b) Notwithstanding anything in this Indenture or the Collateral Documents to the contrary, in addition to the other exceptions and limitations described in the Collateral Documents, and notwithstanding any action that is taken in favor of the lenders under the Senior Secured Credit Facilities, none of the Issuer or any Guarantor shall have any obligation to (A) enter into control agreements with respect to any security interest or lien in any Deposit Account or Securities Account (in each case, as defined in the UCC) included in the Collateral or provide fixed security over bank accounts, (B) perfect any security interest or lien in any intellectual property included in the Collateral in any jurisdiction other than in the United States, and solely with respect to Material Intellectual Property, Ireland or Luxembourg, (C) to obtain any landlord waivers, estoppels or collateral access letters, (D) perfect a security interest in any letter of credit rights, other than the filing of a UCC financing statement, (E) pledge Equity Interests of any partnership, joint venture or non-wholly-owned Subsidiary which are not permitted to be pledged pursuant to the terms of such partnership’s, joint venture’s or non-wholly-owned Subsidiary’s organizational, joint venture or equivalent documents (after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law) or (F) enter into any Collateral Documents or take any perfection steps outside of the jurisdiction of organization of such Issuer or Guarantor (other than the recordation of patent, trademark and copyright security agreements in the United States Patent and Trademark Office and the United States Copyright Office).

Section 4.23      No Impairment of the Security Interests.

Except as otherwise permitted under this Indenture (including, for the avoidance of doubt, pursuant to a transaction otherwise permitted by this Indenture), the First Lien Intercreditor Agreement and the Collateral Documents, none of the Issuer nor any of the Guarantors shall be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Notes Collateral Agent and the Holders of the Notes.

Section 4.24      Post-Closing Collateral Matters.

(a)       Within one hundred twenty (120) days after the Issue Date (or such later date as the Credit Agreement Administrative Agent shall consent, which extended period shall apply herein for all purposes) or as soon as practicable thereafter using commercially reasonable efforts, the Issuer shall deliver to the Notes Collateral Agent insurance certificates and endorsements in form and substance substantially consistent with the certificates and endorsements delivered to the Credit Agreement Collateral Agent pursuant to the Senior Secured Credit Facilities naming the Notes Collateral Agent for its benefit and the benefit of the Holders of the Notes, as loss payee on property and casualty insurance policies and as an additional insured on all general liability policies maintained by the Parent or any of its direct or indirect subsidiaries.

(b)       Within one hundred twenty (120) days after the Issue Date (or such later date as the Credit Agreement Administrative Agent shall consent, which extended period shall apply herein for all purposes) or as soon as practicable thereafter using commercially reasonable efforts, the Issuer shall, or shall cause each applicable Guarantor to, deliver to the Credit Agreement Collateral Agent, as bailee for the Notes Collateral Agent pursuant to the terms of the First Lien Intercreditor Agreement, the stock certificates, together with an undated stock power or similar instrument of transfer for each such certificate endorsed in blank by a duly authorized officer of the grantor thereof, in each case in form and substance reasonably acceptable to the Credit Agreement Collateral Agent for the following entities: (x) Beacon Bioscience, Inc. and (y) DOCS Global, Inc.

Article 5
SUCCESSORS

Section 5.01      Merger, Consolidation or Sale of Assets.

(a)       The Parent will not: (1) consolidate with or merge or amalgamate with or into another Person (whether or not the Parent is the surviving Person), or (2) directly or indirectly, sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the assets of the Parent and the Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)         either:

(a)       the Parent is the surviving Person; or

(b)       the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia, Luxembourg or Ireland;

(2)         the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Parent under the Note Guarantee, the Collateral Documents and this Indenture pursuant to a supplemental indenture;

(3)         immediately after such transaction, no Event of Default exists;

(4)         the Parent or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test or the Total Net Leverage Ratio test set forth in Section 4.09(a) or (b) have had a Fixed Charge Coverage Ratio not less than the actual Fixed Charge Coverage Ratio for such four-quarter period or have a Total Net Leverage Ratio that would be equal to or lower than such ratio immediately prior to such action;

(5)         to the extent any assets of the Person which is merged, consolidated or amalgamated with or into the Parent are assets of the type which would constitute Collateral under the Collateral Documents, the Parent or the surviving Person, as applicable, will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Collateral Documents in the manner and to the extent required by this Indenture or under the applicable Collateral Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Collateral Documents; and

(6)         the Parent shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

(b)       The Issuer shall not consolidate or merge with or into another Person (whether or not the Issuer is the surviving Person) unless:

(1)         either: (a) the Issuer is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia, Luxembourg or Ireland; and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2)         the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Issuer under the Notes, the Collateral Documents and this Indenture pursuant to a supplemental indenture;

(3)         immediately after such transaction, no Event of Default exists; and

(4)         to the extent any assets of the Person which is merged, consolidated or amalgamated with or into the Issuer are assets of the type which would constitute Collateral under the Collateral Documents, the Issuer or the surviving Person, as applicable, will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Collateral Documents in the manner and to the extent required by this Indenture or under the applicable Collateral Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Collateral Documents

This Section 5.01 will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets that is not an Asset Sale or that is between or among the Parent and the Restricted Subsidiaries. Sections 5.01(a)(3) and (4) will not apply to any merger, amalgamation or consolidation of the Parent (1) with or into one of the Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating the Parent in another jurisdiction. Section 5.01(b) will not apply to any merger or consolidation of the Issuer (1) with or into one of the Restricted Subsidiaries for any purpose so long as the surviving Person becomes a primary obligor of the Notes or (2) with or into an Affiliate solely for the purpose of reorganizing the Issuer in another jurisdiction so long as the surviving Person becomes a primary obligor of the Notes; provided, however, if such Person is not a corporation, a co-obligor of the Notes is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, Luxembourg or Ireland.

The Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent or the Issuer) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made will be the successor to the Parent or the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Parent or the Issuer, as the case may be, under this Indenture, and the Parent or the Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

Section 5.02      Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Parent or the Issuer) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of the Parent or the Issuer, as the case may be, under this Indenture and the Parent or the Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of, premium on, if any, and interest on, the Notes.

Article 6
DEFAULTS AND REMEDIES

Section 6.01      Events of Default.

Each of the following is an “Event of Default”:

(1)         default for 30 days in the payment when due of interest on the Notes;

(2)         default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)         failure by the Parent or any of the Restricted Subsidiaries to comply with any of the other agreements in this Indenture (other than a failure that is the subject of clause (1) or (2)) for 60 days after receipt by the Parent of written notice of such failure from the Trustee (or receipt by the Parent and the Trustee of written notice of such failure from the Holders of at least 30% in aggregate principal amount of the Notes then outstanding voting as a single class);

(4)         one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Parent, the Issuer or any Significant Subsidiary has outstanding Indebtedness in excess of the greater of $175.0 million and 15.0% of Consolidated EBITDA for the Four Quarter Period, individually or in the aggregate, and either (a) such default results from the failure to pay such Indebtedness at its stated final maturity and such default has not been cured or the Indebtedness repaid in full within 60 days of the default or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness and such acceleration has not been rescinded or such Indebtedness repaid in full within 60 days of the acceleration; provided that this clause (4) shall not apply to (i) Secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, (ii) any redemption, repurchase, conversion, exchange or settlement with respect to any debt securities or other Indebtedness, the terms of which provide for conversion into, or exchange for, Equity Interests (other than Disqualified Stock) of Parent, cash in lieu thereof or a combination of Equity Interests and cash in lieu thereof pursuant to its terms unless such redemption, repurchase, conversion, exchange or settlement results from a default thereunder or an event of the type that constitutes an Event of Default, (iii) any early payment requirement or unwinding or termination with respect to any Hedge Agreement (other than any such payment requirement or termination resulting from a default by Parent or any Restricted Subsidiary) or (iv) Indebtedness of any Person whose Equity Interests are being acquired in a transaction otherwise permitted under this Indenture and which Indebtedness becomes due because of such transaction;

(5)         one or more final and nonappealable judgments or orders that exceed the greater of $175.0 million and 15.0% of Consolidated EBITDA for the Four Quarter Period in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Parent, the Issuer or any Significant Subsidiary and such judgment or judgments are not satisfied, stayed, annulled or rescinded for 60 days; provided that any such amount shall be calculated after deducting from the sum so payable any amount of such judgment or order that is covered by a valid and binding policy of insurance in favor of the Parent or such Restricted Subsidiary (but only if the applicable insurer shall have been advised of such judgment and of the intent of the Parent or such Restricted Subsidiary to make a claim in respect of any amount payable by it in connection therewith and such insurer shall not have disputed coverage);

(6)         any Note Guarantee by the Parent or a Significant Subsidiary shall for any reason cease to be, or shall for any reason be held in any judicial proceeding not to be, or asserted in writing by the Parent or such Significant Subsidiary not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by this Indenture and any such Note Guarantee, and any such default continues for 10 days;

(7)         the Parent, the Issuer or any Significant Subsidiary:

(A)       commences a voluntary insolvency proceeding,

(B)       consents to the entry of an order for relief against it in an involuntary insolvency proceeding,

(C)       consents to the appointment of a Bankruptcy Custodian of it or for all or substantially all of its property, or

(D)       makes a general assignment for the benefit of its creditors;

provided, however, that the liquidation of any Restricted Subsidiary into another Restricted Subsidiary, other than as part of a credit reorganization, shall not constitute an Event of Default under this Section 6.01(7);

(8)         a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: and

(A)       is for relief against the Parent, the Issuer or any Significant Subsidiary in an involuntary insolvency proceeding;

(B)       appoints a Bankruptcy Custodian of the Parent, the Issuer or any Significant Subsidiary for all or substantially all of the property of the Parent, the Issuer or any Significant Subsidiary; or

(C)       orders the liquidation of the Parent, the Issuer or any Significant Subsidiary; and the order or decree remains unstayed and in effect for 90 consecutive days.

(9)         unless such Liens have been released in accordance with the provisions of the Collateral Document, liens with respect to all or substantially all of the Collateral cease to be valid or enforceable, or the Issuer shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest are invalid or unenforceable and, in the case of any such Guarantor, the Issuer fails to cause such Guarantor to rescind such assertions within 30 days after the Issuer has actual knowledge of such assertions.

Section 6.02      Acceleration.

If there is a continuing Event of Default (other than an Event of Default specified in Sections 6.01(7) and 6.01(8) hereof with respect to the Parent or the Issuer) with respect to the Notes, either the Trustee or the Holders of at least 30% of the outstanding principal amount of the Notes may declare the principal amount of all of the Notes to be due and payable immediately. However, at any time after the Trustee or the Holders, as the case may be, declare an acceleration with respect to the Notes, but before the applicable person has obtained a judgment or decree based on such acceleration, the Holders of a majority in principal amount of the outstanding Notes may, under certain conditions, cancel such acceleration if the Parent has cured all Events of Default (other than the nonpayment of accelerated principal) with respect to the Notes or all such Events of Default have been waived as provided in this Indenture. If an Event of Default specified in Sections 6.01(7) and 6.01(8) hereof with respect to the Parent or the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.

Section 6.03      Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Subject to the duties of the Trustee to act with the required standard of care, if there is a continuing Event of Default, the Trustee need not exercise any of its rights or powers under this Indenture at the written request or direction of any of the Holders of Notes, unless such Holders have offered to the Trustee security and/or indemnity satisfactory to the Trustee. Subject to such provisions for security and/or indemnification of the Trustee and certain other conditions, the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power the Trustee holds with respect to the Notes.

Section 6.04      Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes; provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

In the event of any Event of Default specified in Section 6.01(4), such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if after such Event of Default arose:

(a)       the Indebtedness or guarantee that is the basis for such Event of Default has been dis-charged;

(b)       the requisite number of Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(c)       the default that is the basis for such Event of Default has been cured.

Section 6.05      Control by Majority.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes (provided, however, that the Trustee shall have no obligation to determine whether any action or inaction is prejudicial to the rights of any Holder) or that may involve the Trustee in personal liability.

Section 6.06      Limitation on Suits.

No Holder of any Note will have any right to institute any proceeding with respect to this Indenture or for any remedy unless:

(a)       the Trustee has failed to institute such proceeding for 60 days after the Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes;

(b)       the Holders of at least 30% in principal amount of the then outstanding Notes have made a written request to the Trustee, and offered indemnity and/or security satisfactory to the Trustee, to institute such proceeding as Trustee; and

(c)       the Trustee has not received from the Holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request.

Section 6.07      Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the Holder of any Note will have an absolute and unconditional right to institute suit for the enforcement of any payment of the principal of, and any premium on, if any, or interest on such Note, on or after the date or dates they are to be paid as expressed in such Note.

Section 6.08      Collection Suit by Trustee.

If an Event of Default in payment of principal, premium or interest specified in Section 6.01(1) or (2) hereof occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer (or any other obligor on the Notes) for the whole amount of unpaid principal and accrued interest remaining unpaid.

Section 6.09      Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation (as agreed in writing by the Issuer and the Trustee), expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation (as agreed in writing by the Issuer and the Trustee), expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under this Indenture. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under this Indenture out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10      Priorities.

If the Trustee collects any money pursuant to this Article 6, but subject to the First Lien Intercreditor Agreement, it shall pay out the money in the following order:

First: to the Trustee, the Notes Collateral Agent, the Agents, and their respective agents and attorneys for amounts due under this Indenture, including payment of all compensation, expenses and liabilities incurred (including attorney’s fees), and all advances made, by such parties and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

Third: to the Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11      Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 6.12      Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Article 7
TRUSTEE

Section 7.01      Duties of Trustee.

(a)       If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers expressly vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)       Except during the continuance of an Event of Default:

(1)         the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)         in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)       The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1)         this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(2)         the Trustee will not be liable for any error of judgment made in good faith, by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(3)         the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it under this Indenture.

(d)       Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e)       No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f)        The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02      Rights of Trustee.

(a)       The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)       Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)       The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)       The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)       Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f)        The Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request of any Holders of Notes unless such Holders have offered to the Trustee indemnity and/or security satisfactory to it against any losses, liabilities or expenses.

(g)       In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h)       The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

(i)        The Trustee may request that the Issuer deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(j)        The rights, privileges, protections, immunities and benefits given to the Trustee hereunder, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, the Notes Collateral Agent, each Agent and each agent, custodian and other Person employed to act hereunder.

(k)       The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder, including the Notes Collateral Agent.

(l)        The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(m)       In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(n)       Notwithstanding anything else herein contained, the Trustee may refrain without liability from doing anything that would in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the State of New York, the European Union, the United States of America or, in each case, any jurisdiction forming a part of it, and England and Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(o)       At any time that the security granted pursuant to the Collateral Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such Charged Property, the Trustee is not required to give any direction to the Notes Collateral Agent with respect thereto unless it has been indemnified and/or secured in accordance with Section 7.01(a). In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(1)         any failure of the Notes Collateral Agent to enforce such security within a reasonable time or at all;

(2)         any failure of the Notes Collateral Agent to pay over the proceeds of enforcement of the Charged Property;

(3)         any failure of the Notes Collateral Agent to realize such security for the best price obtainable;

(4)         monitoring the activities of the Notes Collateral Agent in relation to such enforcement;

(5)         taking any enforcement action itself in relation to such Charged Property;

(6)         agreeing to any proposed course of action by the Notes Collateral Agent which could result in the Trustee incurring any liability for its own account; or

(7)         paying any fees, costs or expenses of the Notes Collateral Agent.

Section 7.03      Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. If the Trustee becomes a creditor of the Issuer or any Guarantor, this Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days. Any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.09 hereof.

Section 7.04      Trustee’s Disclaimer.

The Trustee does not assume any responsibility for any failure or delay in performance or any breach by the Issuer or any Guarantor under this Indenture, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, and the Collateral Documents. The Trustee shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in this Indenture, the Collateral Documents, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, or in any certificate, report, statement, or other document referred to or provided for in, or received by the Trustee under or in connection with, this Indenture, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, or any Collateral Document; the execution, validity, genuineness, effectiveness or enforceability of the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, and any Collateral Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, and the Collateral Documents.

Section 7.05      Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will deliver to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium on, if any, or interest, on, any Note, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06      Compensation and Indemnity.

(a)       The Issuer, or upon the failure of the Issuer, each Guarantor, will pay to the Trustee from time to time compensation, as agreed in writing between the Issuer and the Trustee, for its acceptance of this Indenture and services hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the compensation, as agreed in writing by the Issuer and the Trustee, and reasonable disbursements and expenses of the Trustee’s agents and counsel.

(b)       The Issuer and the Guarantors will, jointly and severally, indemnify and hold harmless the Trustee against any and all losses, claims, damages, expenses, fees, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses (including attorney’s fees and expenses) of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Issuer, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct. The Trustee will notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer will not relieve the Issuer or any of the Guarantors of their obligations hereunder. The Issuer or such Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Issuer will pay the reasonable fees and expenses of such counsel. Neither the Issuer nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c)       The obligations of the Issuer and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture and the resignation, removal or replacement of the Trustee, Notes Collateral Agent or any Agent, as applicable.

(d)       To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, or interest on, particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture and the earlier resignation or removal of the Trustee.

(e)       When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(8) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f)        The Trustee shall have no liability or responsibility for any action or inaction on the part of any Paying Agent, Transfer Agent, Registrar, authenticating agent, Custodian (aside from the Trustee acting in such capacities and subject to the terms hereof).

Section 7.07      Replacement of Trustee.

(a)       A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

(b)       The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(1)         the Trustee fails to comply with Section 7.09 hereof;

(2)         the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3)         a custodian or public officer takes charge of the Trustee or its property; or

(4)         the Trustee becomes incapable of acting.

(c)       If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d)       If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee.

(e)       If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)        A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will deliver a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided, all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee. The Trustee shall have no responsibility for any action or inaction of any successor Trustee.

Section 7.08      Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.09      Eligibility; Disqualification.

This Indenture shall at all times have a Trustee that is an entity organized and doing business under the laws of the United States or any state thereof, or a member state of the European Union or a political subdivision thereof or the United Kingdom, that is authorized to exercise corporate trust power and that is a Person which is generally recognized as an entity which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature of the Offering of the Notes as described in the Offering Memorandum.

Section 7.10      Collateral Documents; Intercreditor Agreements.

By their acceptance of the Notes, the Holders hereby authorize and direct the Trustee and the Notes Collateral Agent, as the case may be, to execute and deliver the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, and any other Collateral Documents in which the Trustee or the Notes Collateral Agent, as applicable, is named as a party, including any Collateral Documents executed on or after the Issue Date. It is hereby expressly acknowledged and agreed that, in doing so, the Trustee and the Notes Collateral Agent are not responsible for the terms or contents of such agreements, or for the validity or enforceability thereof, or the sufficiency thereof for any purpose. Whether or not so expressly stated therein, in entering into, or taking (or forbearing from) any action under, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, if any, or any other Collateral Documents, the Trustee and the Notes Collateral Agent each shall have all of the rights, privileges, benefits, immunities, indemnities and other protections granted to it under this Indenture (in addition to those that may be granted to it under the terms of such other agreement or agreements).

Article 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01      Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may at any time elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02      Legal Defeasance and Discharge.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to this Indenture and all outstanding Notes (including the Note Guarantees) and have Liens on the Collateral securing the Notes and the Note Guarantees released, in each case, on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (a) and (b) below, and to have satisfied all their other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustee, on written demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(a)       the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, or interest on, such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(b)       the Issuer’s obligations with respect to the Notes under Sections 2.06, 2.07, 2.10 and 4.02 hereof;

(c)       the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(d)       this Article 8.

Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03      Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under Sections 3.09, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.18, 4.19 and 4.22 hereof and clauses (a)(3), (a)(4) and (b)(3) of Section 5.01 hereof with respect to the outstanding Notes and have Liens on the Collateral securing the Notes and the Note Guarantees released, in each case, on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to this Indenture and outstanding Notes and Note Guarantees, the Issuer and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(3), (4), (5), (6), (7) (only as such clause 7 applies to Significant Subsidiaries) and (8) (only as such clause 8 applies to Significant Subsidiaries) hereof will not constitute Events of Default.

Section 8.04      Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(a)       the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether such Notes are being defeased to such stated date for payment or to a particular redemption date; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited will be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption; provided, however, that the Trustee shall have no liability whatsoever in the event that such deposit is not made after the Trustee has discharged this Indenture. Any Applicable Premium Deficit will be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit will be applied toward such redemption;

(b)       in the case of an election of Legal Defeasance under Section 8.02 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions:

(1)         the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2)         since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)       in the case of an election of Covenant Defeasance under Section 8.03 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)       such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Issuer or any of the Guarantors is a party or by which the Issuer or any of the Guarantors is bound;

(e)       the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(f)        the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing provisions of this Section 8.04, the conditions set forth in the foregoing subsections (b), (c), (d), (e), and (f) of this Section 8.04 need not be satisfied so long as, at the time the Issuer makes the deposit described in subsection (a), (i) no Default under Section 6.01(1), (2), (7) and (8) has occurred and is continuing on the date of such deposit and after giving effect thereto and (ii) all Notes not previously delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer. If the conditions in the preceding sentence are satisfied, the Issuer shall be deemed to have exercised its Covenant Defeasance option.

Section 8.05      Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the written request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06      Repayment to Issuer.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium on, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Issuer on its written request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease.

Section 8.07      Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium on, if any, or interest on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

Article 9
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01      Without Consent of Holders of Notes.

Notwithstanding Section 9.02, without the consent of any Holder of Notes, the Issuer, the Guarantors and the Trustee (and the Notes Collateral Agent, as applicable) may amend or supplement this Indenture, the Notes, the Note Guarantees or the Collateral Documents:

(a)       to cure any ambiguity, defect or inconsistency;

(b)       to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code);

(c)       to provide for the assumption of the Issuer’s or a Guarantor’s obligations to Holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(d)       to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not materially adversely affect the legal rights under this Indenture of any Holder;

(e)       to comply with requirements of the SEC in order to effect the qualification of this Indenture under the Trust Indenture Act of 1939, as amended;

(f)        to conform the text of this Indenture, the Notes or the Note Guarantees to any provision of the “Description of the Notes” section of the Offering Memorandum, to the extent that the Trustee has received an Officer’s Certificate to the effect that such text constitutes an unintended conflict with the description of the corresponding provision in such “Description of the Notes;”

(g)       to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the Issue Date;

(h)       to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee;

(i)        to release any Guarantor in accordance with the terms of this Indenture;

(j)        to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(k)       to add additional co-issuers (to the extent such entities are organized under the laws of the United States, any state of the United States or the District of Columbia, Luxembourg or Ireland) with respect to the Notes in accordance with the limitations set forth in this Indenture;

(l)       make any amendment to the provisions of Section 2.06 relating to the transfer and legending of Notes as permitted by this Indenture, including to facilitate the issuance and administration of Notes; provided, however, that such amendment does not adversely affect the rights of Holders to transfer Notes in any material respect;

(m)       to secure the Notes or the Note Guarantees or to add additional assets as Collateral;

(n)       in the case of any Collateral Document, include therein any legend required to be set forth therein pursuant to the First Lien Intercreditor Agreement or to modify any such legend as required by the First Lien Intercreditor Agreement;

(o)       mortgage, pledge, hypothecate or grant (including by entry into additional Collateral Documents) any other Lien in favor of the Trustee or the Notes Collateral Agent for the benefit of the Holders, as additional security for the payment and performance of all or any portion of the Obligations in respect of the Notes and the Note Guarantees, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Notes Collateral Agent pursuant to this Indenture, any of the Collateral Documents or otherwise;

(p)       provide for the succession of any parties to the Collateral Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Senior Secured Credit Facilities or any other agreement that is not prohibited by this Indenture;

(q)       to release Collateral from the Lien pursuant to this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement when permitted or required by this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement; or

(r)        add parallel debt or other foreign law provisions that the Issuer determines are necessary or advisable with respect to the jurisdiction of organization or incorporation of any Guarantor.

In addition, the Issuer, the Trustee and the Notes Collateral Agent may amend the First Lien Intercreditor Agreement and the Collateral Documents to provide for the addition of any creditors to such agreements to the extent a pari passu lien for the benefit of such creditor is permitted by the terms of this Indenture and may enter into a junior lien intercreditor agreement with creditors for whom a junior lien on the Collateral is to be granted (a “Junior Lien Intercreditor Agreement”); provided the Issuer delivers an Officer’s Certificate to the Trustee and Notes Collateral Agent certifying that such agreement is substantially in the form of the junior lien intercreditor agreement attached to the Senior Secured Credit Facilities (with such changes that are not materially adverse to the senior creditors thereunder) or the terms thereof are customary and that the Trustee and Notes Collateral Agent are authorized to enter into the Junior Lien Intercreditor Agreement.

Upon the request of the Issuer, and upon receipt by the Trustee of the documents described in Sections 7.02 and 9.05 hereof, the Trustee and, if applicable, the Notes Collateral Agent will join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and, if applicable, the Notes Collateral Agent will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02      With Consent of Holders of Notes.

Except as provided below in this Section 9.02, each of this Indenture, the Notes, the Note Guarantees and the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes, the Note Guarantees and the Collateral Documents may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

Upon the request of the Issuer, and upon the filing with the Trustee and, if applicable, the Notes Collateral Agent of evidence satisfactory to the Trustee and, if applicable, the Notes Collateral Agent of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee and, if applicable, the Notes Collateral Agent of the documents described in Section 7.02 hereof, the Trustee and, if applicable, the Notes Collateral Agent will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s and, if applicable, the Notes Collateral Agent’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee and, if applicable, the Notes Collateral Agent may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer will promptly deliver to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to deliver such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Issuer or any Guarantor with any provision of this Indenture, the Notes or the Note Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(a)       reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b)       reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the payment of Additional Amounts or the redemption of the Notes (except those provisions relating to Sections 4.10 and 4.14 hereof);

(c)       reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(d)       waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(e)       make any Note payable in money other than that stated in the Notes;

(f)        make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium on, if any, or interest on, the Notes;

(g)       waive a redemption payment with respect to any Note (other than a payment required by Sections 4.10 or 4.14 hereof);

(h)       release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(i)        make any change in the preceding amendment and waiver provisions.

In addition, without the consent of Holders of at least 66 2/3% in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), no amendment or supplement may modify any Collateral Documents or the provisions in this Indenture dealing with Collateral or the Collateral Documents to the extent that such amendment or supplement would have the effect of releasing all or substantially all of the Liens securing the Notes (except as permitted by the terms of this Indenture and the Collateral Documents) or change or alter the priority of the security interests in the Collateral.

Section 9.03      Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04      Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05      Trustee and the Notes Collateral Agent to Sign Amendments, etc.

The Trustee and the Notes Collateral Agent will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Notes Collateral Agent. The Issuer may not sign an amended or supplemental indenture until the Board of Directors of the Issuer approves it. In executing any amended or supplemental indenture, the Trustee and the Notes Collateral Agent will receive and (subject to Section 7.01 hereof) will be fully protected in conclusively relying upon, in addition to the documents required by Section 12.03 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture constitutes the valid and binding obligation of the Issuer and any Guarantors party thereto, enforceable against such parties in accordance with its terms, subject to customary exceptions.

Article 10
NOTE GUARANTEES

Section 10.01      Guarantee.

(a)       Subject to this Article 10, upon consummative of the Merger, each of the Guarantors hereby jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(1)         the principal of, premium on, if any, and interest on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, and interest on, the Notes, if lawful, and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2)         in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)       The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c)       If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d)       Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 10.02      Limitation on Guarantor Liability.

Each Guarantor and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal state law or similar foreign law to the extent applicable to any Note Guarantee or unlawful financial assistance within the meaning of Section 82 of the Companies Act (as amended). To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance under federal, state or similar foreign law or unlawful financial assistance within the meaning of Section 82 of the Irish Companies Act 2014 (as amended).

Section 10.03      Issuance and Delivery of Note Guarantee.

To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture (or, a supplemental indenture to this Indenture) shall be executed on behalf of such Guarantor by an Officer of such Guarantor.

Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors. Upon execution of a supplemental indenture to this Indenture by any Guarantor in the form of Exhibit E hereto, the Note Guarantee set forth in this Indenture and such supplemental indenture shall be deemed duly delivered, without any further action by any Person, on behalf of such Guarantor. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Section 10.04      Guarantors May Consolidate, etc., on Certain Terms.

Except as otherwise provided in Section 10.05 hereof, no Guarantor (other than the Parent, which is governed by Section 5.01) may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Parent, the Issuer or a Restricted Subsidiary, unless either:

(a)       subject to Section 10.05 hereof, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (the “Successor Guarantor”) is organized in a Covered Jurisdiction unconditionally assumes all the obligations of that Guarantor under its Note Guarantees and this Indenture on the terms set forth herein or therein, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee;

(b)       the transaction constitutes a Disposition (including by way of merger or consolidation) (A) that is not an Asset Sale or is an Asset Sale that is in compliance with Section 4.10 or (B) of such Guarantor (other than the Parent) or the Disposition of all or substantially all of the assets of such Guarantor (other than the Parent)that is not an Asset Sale or is an Asset Sale that is in compliance with Section 4.10; or

(c)       the Note Guarantee of such Guarantor shall be released in accordance with Section 10.05 upon, or in connection with, such sale, disposition, consolidation or merger.

Notwithstanding the foregoing in this Section 10.04, any Guarantor (other than the Parent, which is governed by Section 5.01) may merge or consolidate with or into an Affiliate solely for the purpose of reorganizing in another jurisdiction and (iv) any Guarantor (other than the Parent, which is governed by Section 5.01) may liquidate, dissolve or wind up if the Parent determines in good faith that such liquidation, dissolution or conveyance is in the best interest of the Parent and the Restricted Subsidiaries taken as whole.

In case of any such consolidation, merger, sale or disposition and upon the assumption by the Successor Guarantor, by a supplemental indenture, of the Note Guarantees and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such Successor Guarantor will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor.

Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses (a) and (b) above, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the Parent, the Issuer or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Parent or another Guarantor.

Section 10.05      Releases.

Any Guarantor will be automatically and unconditionally released from all obligations under its Note Guarantee, and such Note Guarantee shall thereupon terminate and be discharged and of no further force and effect:

(a)       concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) of any Capital Stock, or all or substantially all assets, of such Guarantor in accordance with the applicable provisions of this Indenture following which such Guarantor is no longer a Restricted Subsidiary of the Parent or ceases to be organized in a Covered Jurisdiction;

(b)       if the Parent designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(c)       upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided in Articles 8 and 11 hereof; or

(d)       at the Issuer’s election, upon achieving Investment Grade Status; provided that no Guarantor may be released from its obligations under its Note Guarantee pursuant to this clause (d) if any obligations under the Senior Secured Credit Facilities remain outstanding and such obligations continue to be guaranteed by such Guarantor; provided, further that if, after the date on which the Notes have achieved Investment Grade Status, a Reversion Date shall occur, then the Suspension Period with respect to such Investment Grade Status shall terminate and all actions reasonably necessary to provide that the Notes shall have been unconditionally guaranteed by each Guarantor (to the extent such guarantee is required Section 4.18) shall be taken within 90 days after such Reversion Date or as soon as reasonably practicable thereafter using commercially reasonable efforts;

(e)       upon the merger, amalgamation or consolidation of any Guarantor with an into the Parent, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;

(f)        upon the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release resulting from the repayment in full of the Senior Secured Credit Facilities); or

(g)       upon such Guarantor becoming an Excluded Subsidiary.

Upon any occurrence giving rise to a release of a Note Guarantee, as specified in this Section 10.05, the Trustee, upon receipt of an Officer’s Certificate from the Issuer in accordance with the provisions of Section 13.03, which the Trustee shall be entitled to rely on absolutely and without further inquiry, will take all necessary actions at the reasonable request and cost of the Issuer, to effectuate any release of a Note Guarantee in accordance with these provisions, subject to customary protections and indemnifications. Each of the releases set forth above shall be effected by the Trustee without the consent of the Holders and will not require any other action or consent on the part of the Trustee. None of the Issuer, the Trustee or any Guarantor will be required to make a notation on the Notes to reflect any such release, termination or discharge. The Issuer may in its sole discretion, and without prejudice to any future election in relation thereto, elect to have any Note Guarantee remain in place as opposed to being released.

Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 10.05 will remain liable for the full amount of principal of, premium on, if any, and interest on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 10.

Section 10.06     Luxembourg Guarantee Limitation Language.

(a)       Notwithstanding anything to the contrary contained in this Indenture, the aggregate obligations and exposure of a Non-Parent Guarantor in respect of the Note Guarantees for the obligations of the Issuer shall be limited at any time to an aggregate amount not exceeding 95% of the greater of:

(1)       An amount equal to the sum of the Non-Parent Guarantor’s net assets (capitaux propres) (as referred to in Annex I to the Grand-Ducal regulation dated 18 December 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account, enforcing the Luxembourg act of 19 December 2002 on the trade and companies register and the accounting and annual accounts of undertakings, as amended)(the “Own Funds”), as amended and its subordinated debt (dettes subordonnées), as reflected in the financial information of the Non-Parent Guarantor publicly available at the date of this Offering Memorandum (or its accession as a Luxembourg Guarantor, as the case may be), including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (gérants) or directors (administrateurs) (as the case may be); and

(2)       an amount equal to the sum of the Non-Parent Guarantor’s Own Funds and its subordinated debt (dettes subordonnées), as reflected in the financial information of the Luxembourg Guarantor available as at the date the guarantee is called, including, without limitation, its most recently and duly approved financial statements (comptes annuels) and any (unaudited) interim financial statements signed by its board of managers (gérants) or directors (administrateurs) (as the case may be).

(b)       The limitation set forth at paragraph (a) above shall not apply to any amounts received under the Notes and made available, in any form whatsoever, to such Non-Parent Guarantor or any of its direct or indirect subsidiaries.

Article 11
SATISFACTION AND DISCHARGE

Section 11.01     Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes and Note Guarantees issued hereunder and the Liens on the Collateral securing the Notes will be released without any further action by the Holders of Notes, when:

(a)       either:

(1)       all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(2)       all outstanding Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, premium on, if any, and interest on, the Notes to the date of maturity or redemption; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited will be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption; provided, however, that the Trustee shall have no liability whatsoever in the event that such deposit is not made after the Trustee has discharged this Indenture. Any Applicable Premium Deficit will be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit will be applied toward such redemption;

(b)       the Issuer or any Guarantor has or have paid or caused to be paid all sums payable by it or them under this Indenture; and

(c)       in the case of clause (a)(2) of this Section 11.01, the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 11.01(a)(2), the provisions of Sections 11.02 and 8.06 hereof will survive. In addition, nothing in this Section 11.01 will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture and the earlier resignation or removal of the Trustee.

Section 11.02     Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 11.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 hereof; provided, that if the Issuer has made any payment of principal of, premium on, if any, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

Article 12
Collateral

Section 12.01     Collateral Documents

(a) The due and punctual payment of the principal of, premium and interest (including Additional Amounts, if any) on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium and interest on the Notes and performance of all other Obligations of the Issuer and the Guarantors to the Holders or the Trustee under this Indenture, the Notes, the Note Guarantees and the Collateral Documents, according to the terms hereunder or thereunder, shall be secured as provided in the Collateral Documents, which define the terms of the Liens that secure the Obligations, subject to the terms of the First Lien Intercreditor Agreement. The Trustee and the Issuer hereby acknowledge and agree that the Notes Collateral Agent hold the Collateral in trust for the benefit of the Holders and the Trustee and pursuant to the terms of this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement. Each Holder, by accepting a Note, and each beneficial owner of an interest in a Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral) and the First Lien Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with their terms and this Indenture and the First Lien Intercreditor Agreement, and authorizes and directs the Notes Collateral Agent to enter into the Collateral Documents and the First Lien Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. Subject to the Agreed Guarantee and Security Principles, the Issuer shall deliver to the Notes Collateral Agent copies of all documents required to be filed pursuant to the Collateral Documents to which the Notes Collateral Agent is a party, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01, to provide to the Notes Collateral Agent the security interest in the Collateral contemplated hereby and/or by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed. Subject to the Agreed Guarantee and Security Principles, the Issuer and the Guarantors shall take any and all actions and make all filings (including the filing of UCC financing statements, continuation statements and amendments thereto (or analogous procedures under the applicable laws in the relevant Covered Jurisdiction)) required to cause the Collateral Documents to create and maintain, as security for the First Priority Notes Obligations of the Issuer and the Guarantors to the First Lien Notes Secured Parties, a valid and enforceable perfected Lien and security interest in and on all of the Collateral (subject to the terms of the First Lien Intercreditor Agreement and the Collateral Documents), in favor of the Notes Collateral Agent for the benefit of the First Lien Notes Secured Parties subject to no Liens other than Permitted Liens.

(b) Notwithstanding anything herein or in the Collateral Documents to the contrary, it is understood that only the Issuer and the Guarantors organized under the laws of the United States shall be required to provide guarantees and Collateral (subject to the other terms set forth herein) on the Issue Date and the other Guarantors may instead provide guarantees and Collateral within forty-five (45) Business Days after the Issue Date (subject to extension to be reasonably agreed upon by the Credit Agreement Administrative Agent, which extensions will be deemed to be a corresponding extension herein and in the Collateral Documents). The security interest of the Notes Collateral Agent in certain of the Collateral may not be granted or perfected on the Issue Date. To the extent any assets owned by the Issuer or any Guarantor on the Issue Date (other than Excluded Assets) may not subject to a valid Lien in favor of the Notes Collateral Agent on or prior to the Issue Date or subject to a Lien in favor of the Notes Collateral Agent that is not granted or perfected on or prior to the Issue Date, the Issuer and the Guarantors shall use their commercially reasonable efforts to enter into Collateral Documents to create such Liens (including all Collateral Documents governed by the laws of each Covered Jurisdiction, except where pursuant to laws governing such assets or local practice applicable to such assets, such assets that were pledged to the Credit Agreement Administrative Agent are not capable of being pledged to the Notes Collateral Agent at the same time) and have all such Liens and any Liens created but not perfected (including by appropriate filings with the United States Patent and Trademark Office and United States Copyright Office) on or prior to the Issue Date perfected, subject to any limitations set forth in this Indenture and the Collateral Documents, including the Agreed Guarantee and Security Principles, within 120 days (subject to extension to be reasonably agreed upon by the Credit Agreement Administrative Agent, which extensions will be deemed to be a corresponding extension herein and in the Collateral Documents), after the Issue Date.

Section 12.02     Release of Collateral

(a) The Liens securing the Notes will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time as provided by this Section 12.02. Upon such release, subject to the terms of the Collateral Documents, all rights in the released Collateral securing First Priority Notes Obligations shall revert to the Issuer and the Guarantors, as applicable. The Collateral shall be released from the Lien and security interest created by the Collateral Documents and the Notes Collateral Agent (subject to its receipt of an Officer’s Certificate as provided below) shall execute documents evidencing such release, and the Trustee shall instruct the Notes Collateral Agent in writing to execute, as applicable, the same at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(i) in whole upon:

(A) payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other Obligations under this Indenture, the Note Guarantees and the Collateral Documents (for the avoidance of doubt, other than contingent Obligations in respect of which no claims have been made) that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B) satisfaction and discharge of this Indenture with respect to the Notes as set forth under Section 8.01;

(C) a Legal Defeasance or Covenant Defeasance of this Indenture with respect to the Notes as set forth under Sections 8.02 or 8.03 hereof, as applicable; or

(D) at the Issuer’s election, upon achieving Investment Grade Status; provided that no Lien shall be released pursuant to this clause (D) if any obligations under the Senior Secured Credit Facilities remain outstanding and such obligations continue to be secured by a Lien; provided, further that if, after the date on which the Notes have achieved Investment Grade Status a Reversion Date shall occur, the Issuer and the Guarantors shall use commercially reasonable efforts to take all actions reasonably necessary to provide to the Notes Collateral Agent for its benefit and the benefit of the First Lien Notes Secured Parties valid, perfected, first priority security interests (subject to Permitted Liens) in the Collateral within 90 days after the occurrence of such Reversion Date or as soon as reasonably practicable thereafter;

(ii) in whole or in part, with the consent of Holders of the Notes in accordance with Article 9 of this Indenture including consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes;

(iii) in part, as to any asset:

(A) (I) constituting Collateral that is sold or otherwise disposed of by the Issuer or any of the Guarantors to any Person that is not the Issuer or a Guarantor (or to a Person that is an Issuer or a Guarantor, in any jurisdiction outside of the United States, where, in order to effect a Disposition of such Collateral, the Lien on such assets is required to be released (provided that in the case of such Disposition to a Person that is the Issuer or a Guarantor outside of the United States, such other Person shall concurrently (or on such later date after the use of commercially reasonable efforts) grant a security interest on the released Collateral)) in a transaction permitted by this Indenture (to the extent of the interest sold or disposed of), or

(II) constituting Shared Collateral, in accordance with the provisions of the First Lien Intercreditor Agreement,

(B) that is held by a Guarantor that ceases to be a Guarantor in accordance with the terms of this Indenture,

(C) that becomes Excluded Assets, including so long as the Senior Secured Credit Facilities is outstanding, any asset that is not pledged to secure obligations arising in respect of the Senior Secured Credit Facilities (whether pursuant to the terms of the Senior Secured Credit Facilities (and any related documents) or as a result of any determination made thereunder, or by amendment, waiver or otherwise (other than releases in connection with the payment in full thereof),

(D) that is otherwise released in accordance with, and as expressly provided for by the terms of, this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents, or

(E) of the Issuer or a Guarantor that is a Securitization Asset subject to a Qualified Securitization Financing or a Qualified Receivables Factoring.

provided that, in the case of clause (iii)(A)(II), the proceeds of such Shared Collateral shall be applied in accordance with the First Lien Intercreditor Agreement.

(b) With respect to any release of Collateral or release of the Notes from the Liens securing the Notes, upon receipt of an Officer’s Certificate stating that all conditions precedent under this Indenture and the Collateral Documents and the First Lien Intercreditor Agreement, as applicable, to such release have been met and that it is permitted for the Trustee and/or the Notes Collateral Agent to execute and deliver the documents requested by the Issuer in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Issuer, the Trustee shall, or shall cause the Notes Collateral Agent to, execute, deliver or acknowledge (at the Issuer’s expense) such instruments or releases (whether electronically or in writing) to evidence, and shall do or cause to be done all other acts reasonably necessary to effect, in each case as soon as reasonably practicable, the release and discharge of any Collateral or any Notes permitted to be released pursuant to this Indenture or the Collateral Documents or the First Lien Intercreditor Agreement. Neither the Trustee nor the Notes Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate, and notwithstanding any term hereof or in any Collateral Document or in the First Lien Intercreditor Agreement to the contrary, but without limiting any automatic release provided hereunder or under any Collateral Document, the Trustee and the Notes Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel.

Section 12.03     Suits to Protect the Collateral

Subject to the provisions of Article 7 hereof and the Collateral Documents and the First Lien Intercreditor Agreement, the Trustee, without the consent of the Holders, on behalf of the Holders, following the occurrence of an Event of Default that is continuing, may or may instruct the Notes Collateral Agent in writing to take all actions it reasonably determines are necessary in order to:

(a) enforce any of the terms of the Collateral Documents; and

(b) collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Collateral Documents and the First Lien Intercreditor Agreement, the Trustee and the Notes Collateral Agent shall have power to institute and to maintain such suits and proceedings as the Trustee may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Documents or this Indenture, and such suits and proceedings as the Trustee may determine to preserve or protect its interests and the interests of the Holders in the Collateral. Nothing in this Section 12.03 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Notes Collateral Agent.

Section 12.04     Authorization of Receipt of Funds by the Trustee Under the Collateral Documents

Subject to the provisions of the First Lien Intercreditor Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

Section 12.05     Purchaser Protected

In no event shall any purchaser or other transferee in good faith of any property or asset purported to be released hereunder be bound to ascertain the authority of the Notes Collateral Agent or the Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property, asset or rights permitted by this Article 12 to be sold be under any obligation to ascertain or inquire into the authority of the Issuer or the applicable Guarantor to make any such sale or other transfer.

Section 12.06     Powers Exercisable by Receiver or Trustee

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Issuer or a Guarantor with respect to the release, sale or other disposition of such property or asset may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or a Guarantor or of any Officer or Officers thereof required by the provisions of this Article 12; and if the Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee.

Section 12.07     Release Upon Termination of the Issuer’s Obligations.

In the event that the Issuer delivers to the Trustee an Officer’s Certificate certifying that (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other First Priority Notes Obligations that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) the Issuer shall have exercised its Legal Defeasance option or their Covenant Defeasance option, in each case in compliance with the provisions of Section 8.02 or 8.03 hereof, as applicable, and an Officer’s Certificate stating that all conditions precedent to the execution and delivery of such notice by the Trustee have been satisfied, the Trustee shall deliver to the Issuer and the Notes Collateral Agent a notice, in form reasonably satisfactory to the Notes Collateral Agent, stating that the Trustee, on behalf of the Holders, disclaims and gives up any and all rights it has in or to the Collateral solely on behalf of the Holders of the Notes without representation, warranty or recourse (other than with respect to funds held by the Trustee pursuant to Section 8.02 or 8.03 hereof, as applicable), and any rights it has under the Collateral Documents solely on behalf of the Holders of the Notes and upon receipt by the Notes Collateral Agent of such notice, the Notes Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall execute and deliver all documents and do or cause to be done (at the expense of the Issuer) all acts reasonably requested by the Issuer to release and discharge such Lien as soon as is reasonably practicable.

Section 12.08     Notes Collateral Agent.

(a) The Issuer and each of the Holders by acceptance of the Notes, and each beneficial owner of an interest in a Note, hereby designates and appoints the Notes Collateral Agent as its agent under this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement and the Issuer directs and authorizes and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Notes Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Notes Collateral Agent by the terms of this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement, and consents and agrees to the terms of the First Lien Intercreditor Agreement and each Collateral Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms or the terms of this Indenture. The Notes Collateral Agent agrees to act as such on the express conditions contained in this Section 12.08. The provisions of this Section 12.08 are solely for the benefit of the Notes Collateral Agent and none of the Trustee, any of the Holders nor any of the Guarantors shall have any rights as a third party beneficiary of any of the provisions contained herein. Each Holder agrees that any action taken by the Notes Collateral Agent in accordance with the provision of this Indenture, the First Lien Intercreditor Agreement and/or the applicable Collateral Documents, and the exercise by the Notes Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement, the duties of the Notes Collateral Agent shall be ministerial and administrative in nature, and the Notes Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Notes Documents to which the Notes Collateral Agent is a party, nor shall the Notes Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Collateral Documents and the First Lien Intercreditor Agreement or otherwise exist against the Notes Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Notes Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b) The Notes Collateral Agent may perform any of its duties under this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement by or through receivers, agents, employees, attorneys-in-fact or with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates, (a “Related Person”) and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Notes Collateral Agent shall not be responsible for the negligence or willful misconduct of any receiver, agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made in good faith.

(c) Neither the Notes Collateral Agent nor any of its Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence or willful misconduct) or under or in connection with any Collateral Document or the First Lien Intercreditor Agreement or the transactions contemplated thereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any of the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Issuer or any other Guarantor or Affiliate of any Guarantor, or any Officer or Related Person thereof, contained in this Indenture, or any other Notes Documents, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement, or for any failure of any Guarantor or any other party to this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement to perform its obligations hereunder or thereunder. Neither the Notes Collateral Agent nor any of its Related Persons shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement or to inspect the properties, books, or records of any Guarantor or any Guarantor’s Affiliates.

(d) The Notes Collateral Agent shall be entitled (in the absence of bad faith) to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Issuer or any other Guarantor), independent accountants and/or other experts and advisors selected by the Notes Collateral Agent. The Notes Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. Unless otherwise expressly required hereunder or pursuant to any Collateral Document, the Notes Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement unless it shall first receive such written advice or concurrence of the Trustee or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified and/or secured to its satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Notes Collateral Agent shall in all cases be fully protected from claims by any Holders in acting, or in refraining from acting, under this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders. The Notes Collateral Agent shall be entitled to seek directions, instructions and clarifications from any instructing party and is entitled to refrain from acting in the absence of such instructions and/or clarifications. The Notes Collateral Agent will not incur any liability for any action it takes or refrains from taking on such instructions of an instructing party; provided that the Notes Collateral Agent may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct.

(e) The Notes Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Responsible Officer of the Notes Collateral Agent shall have received written notice from the Trustee or the Issuer referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Notes Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article 6 or the Holders of a majority in aggregate principal amount of the Notes (subject to this Section 12.08).

(f) The Notes Collateral Agent may resign at any time by notice to the Trustee and the Issuer, such resignation to be effective upon the acceptance of a successor agent to its appointment as Notes Collateral Agent. If the Notes Collateral Agent resigns under this Indenture, the Issuer shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Notes Collateral Agent (as stated in the notice of resignation), the Notes Collateral Agent may appoint, subject to the consent of the Issuer (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), a successor collateral agent. If no successor collateral agent is appointed and consented to by the Issuer pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation) the Notes Collateral Agent shall be entitled to petition a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Notes Collateral Agent, and the term “Notes Collateral Agent” shall mean such successor collateral agent, and the retiring Notes Collateral Agent’s appointment, powers and duties as a Notes Collateral Agent shall be terminated. After the retiring Notes Collateral Agent’s resignation hereunder, the provisions of this Section 12.08 (and Section 7.07) shall continue to inure to its benefit and the retiring Notes Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was a Notes Collateral Agent under this Indenture.

(g) The Issuer and each of the Holders by its acceptance of the Notes, and each beneficial owner of an interest in a Note, hereby authorizes the Trustee and the Notes Collateral Agent, respectively, to appoint sub-agents (and, in each case, appointment of such person shall be reflected in documentation, which the Trustee and the Notes Collateral Agent are hereby authorized to enter into). Except as otherwise explicitly provided herein or in the Collateral Documents or the First Lien Intercreditor Agreement, no Notes Collateral Agent nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Notes Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Notes Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence or willful misconduct.

(h) The Notes Collateral Agent is authorized and directed to (i) enter into the Collateral Documents to which it is party, whether executed on or after the Issue Date, (ii) enter into the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement, (iii) make the representations of the Holders set forth in the Collateral Documents and First Lien Intercreditor Agreement, (iv) bind the Holders on the terms as set forth in the Collateral Documents and the First Lien Intercreditor Agreement and (v) perform and observe its obligations under the Collateral Documents and the First Lien Intercreditor Agreement.

(i) [Reserved].

(j) If applicable, the Notes Collateral Agent is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the UCC can be perfected only by possession. Should the Trustee obtain possession of any such Collateral, upon request from the Issuer, the Trustee shall notify the Notes Collateral Agent thereof and promptly shall deliver such Collateral to the Notes Collateral Agent or otherwise deal with such Collateral in accordance with the Notes Collateral Agent’s instructions.

(k) The Notes Collateral Agent shall not have any obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by any Guarantor or is cared for, protected, or insured or has been encumbered, or that the Notes Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or the Guarantor’s property constituting collateral intended to be subject to the Lien and security interest of the Collateral Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Notes Collateral Agent pursuant to this Indenture, any Collateral Document or the First Lien Intercreditor Agreement other than pursuant to the instructions of the Trustee or the Holders of a majority in aggregate principal amount of the Notes or as otherwise provided in the Collateral Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Notes Collateral Agent shall not have any other duty or liability whatsoever to the Trustee or any Holder or any other Notes Collateral Agent as to any of the foregoing.

(l) If the Issuer or any Guarantor (i) incurs any obligations in respect of First Priority Obligations at any time when no First Lien Intercreditor Agreement is in effect or at any time when Indebtedness constituting First Priority Obligations entitled to the benefit of an existing First Lien Intercreditor Agreement is concurrently retired, or incurs any other obligations permitted hereunder and required to be subject to an intercreditor agreement, and (ii) delivers to the Notes Collateral Agent an Officer’s Certificate so stating and requesting the Notes Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the First Lien Intercreditor Agreement) in favor of a designated agent or representative for the holders of the First Priority Obligations so incurred, or on reasonable and customary terms with respect to any other such intercreditor agreement, the Notes Collateral Agent and the Trustee (as applicable) shall (and are hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Issuer, including legal fees and expenses of the Notes Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(m) If the Issuer or any Guarantor (i) incurs any obligations in respect of Indebtedness on which a junior lien on the Collateral is to be granted, and (ii) delivers to the Notes Collateral Agent an Officer’s Certificate so stating and requesting the Notes Collateral Agent to enter into an intercreditor agreement (including any Junior Lien Intercreditor Agreement) with a designated agent or representative for the holders of such Indebtedness or other obligations so incurred, and stating that such intercreditor agreement is on customary terms (as determined by the Issuer), the Notes Collateral Agent and the Trustee (as applicable) shall (and are hereby authorized and directed to) enter into such intercreditor agreement (including any Junior Lien Intercreditor Agreement) (at the sole expense and cost of the Issuer, including legal fees and expenses of the Notes Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(n) No provision of this Indenture, the First Lien Intercreditor Agreement or any Collateral Document shall require the Notes Collateral Agent (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or the Trustee in the case of the Notes Collateral Agent) unless it shall have first received indemnity and/or security satisfactory to the Notes Collateral Agent against potential costs and liabilities incurred by the Notes Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the First Lien Intercreditor Agreement or the Collateral Documents, in the event the Notes Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Notes Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Notes Collateral Agent has determined that the Notes Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Notes Collateral Agent has received security and/or indemnity from the Holders in an amount and in a form all satisfactory to the Notes Collateral Agent in its sole discretion, protecting the Notes Collateral Agent from all such liability. The Notes Collateral Agent shall at any time be entitled to cease taking any action described in this paragraph (n) if it no longer reasonably deems any indemnity, security or undertaking from the Issuer or the Holders to be sufficient. For the avoidance of doubt, in commencing any such proceeding or taking any other action, the Notes Collateral Agent shall not be responsible or liable (i) for the payment of any taxes or stamp duty as a result of holding and/or enforcing against the Collateral, (ii) for deducting or withholding taxes in respect of any amounts paid from enforcement proceeds and (iii) for paying premiums in respect of any insurance policies.

(o) The Notes Collateral Agent (i) shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Notes Collateral Agent may agree in writing with the Issuer (and money held in trust by the Notes Collateral Agent need (a) shall be held uninvested without liability for interest, unless otherwise agreed in writing, (b) shall be held in a non-interest bearing trust account and (c) not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Notes Collateral Agent shall not be construed to impose duties to act. For the avoidance of doubt, in commencing any such proceeding or taking any other action, the Notes Collateral Agent shall not be responsible or liable (i) for the payment of any taxes or stamp duty as a result of holding and/or enforcing against the Collateral, (ii) for deducting or withholding taxes in respect of any amounts paid from enforcement proceeds and (iii) for paying premiums in respect of any insurance policies.

(p) Neither the Notes Collateral Agent nor the Trustee shall be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Neither the Notes Collateral Agent nor the Trustee shall be liable for any indirect, special, punitive, incidental or consequential damages (included but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

(q) The Notes Collateral Agent shall not assume any responsibility for any failure or delay in performance or any breach by the Issuer or any other Guarantor under this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents. The Notes Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in any Notes Documents or in any certificate, report, statement, or other document referred to or provided for in, or received by the Notes Collateral Agent under or in connection with, this Indenture, the First Lien Intercreditor Agreement or any Collateral Document; the execution, validity, genuineness, effectiveness or enforceability of the First Lien Intercreditor Agreement and any Collateral Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents. The Notes Collateral Agent shall not have any obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the First Lien Intercreditor Agreement, the Credit Agreement or the Collateral Documents, or the satisfaction of any conditions precedent contained in this Indenture, the First Lien Intercreditor Agreement or any Collateral Documents. The Notes Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents unless expressly set forth hereunder or thereunder. Without limiting its obligations as expressly set forth herein, the Notes Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of the Notes Documents.

(r) The parties hereto and the Holders hereby agree and acknowledge that the Notes Collateral Agent shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the First Lien Intercreditor Agreement, the Collateral Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the First Lien Intercreditor Agreement and the Collateral Documents, the Notes Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Notes Collateral Agent in the Collateral and that any such actions taken by the Notes Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral. However, if the Notes Collateral Agent is required to acquire title to an asset pursuant to this Indenture which in the Notes Collateral Agent’s reasonable discretion may cause the Notes Collateral Agent to be considered an “owner or operator” under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. §9601, et seq., or otherwise cause the Notes Collateral Agent to incur liability under CERCLA or any equivalent federal, state or local law, the Notes Collateral Agent reserves the right, instead of taking such action, to either resign as the Notes Collateral Agent or arrange for the transfer of the title or control of the asset to a court-appointed receiver.

(s) Upon the receipt by the Notes Collateral Agent of an Officer’s Certificate, the Notes Collateral Agent is hereby authorized to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustee, any Collateral Document to be executed after the Issue Date. Such Officer’s Certificate shall (i) state that it is being delivered to the Notes Collateral Agent pursuant to this Section 12.08(s), and (ii) instruct the Notes Collateral Agent to execute and enter into such Collateral Document. Any such execution of a Collateral Document shall be at the direction and expense of the Issuer, upon delivery to the Notes Collateral Agent of an Officer’s Certificate stating that all conditions precedent (if any) to the execution and delivery of the Collateral Document have been satisfied. The Holders, by their acceptance of the Notes, hereby authorize and direct the Notes Collateral Agent to execute such Collateral Documents.

(t) Subject to the provisions of the applicable Collateral Documents and the First Lien Intercreditor Agreement, each Holder, by acceptance of the Notes, agrees that the Notes Collateral Agent shall execute and deliver the First Lien Intercreditor Agreement and the Collateral Documents to which it is a party and all agreements, documents and instruments incidental thereto (including any releases permitted hereunder), and act in accordance with the terms thereof. For the avoidance of doubt, the Notes Collateral Agent shall not be required to exercise discretion under this Indenture, the First Lien Intercreditor Agreement or the Collateral Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable, except as otherwise expressly provided for herein or in any Collateral Document.

(u) After the occurrence of an Event of Default, the Trustee may direct the Notes Collateral Agent in connection with any action required or permitted by this Indenture, the Collateral Documents or the First Lien Intercreditor Agreement.

(v) The Notes Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Collateral Documents or the First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement and to the extent not prohibited under the First Lien Intercreditor Agreement, for turnover to the Trustee to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 6.10 hereof and the other provisions of this Indenture.

(w) Subject to the terms of the Collateral Documents, in each case that the Notes Collateral Agent may or is required hereunder or under any other Notes Document to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any other Notes Document, the Notes Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Notes Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. Subject to the terms of the Collateral Documents, if the Notes Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Notes Collateral Agent shall be entitled to refrain from such Action unless and until the Notes Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Notes Collateral Agent shall not incur liability to any Person by reason of so refraining.

(x) Notwithstanding anything to the contrary in this Indenture or any other Notes Document, in no event shall the Notes Collateral Agent or the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Notes Documents (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments (or analogous procedures under the applicable laws in the relevant Covered Jurisdiction), nor shall the Notes Collateral Agent or the Trustee be responsible for, and neither the Notes Collateral Agent nor the Trustee makes any representation regarding, the validity, effectiveness or priority of any of the Collateral Documents or the security interests or Liens intended to be created thereby.

(y) Before the Notes Collateral Agent acts or refrains from acting in each case at the request or direction of the Issuer, the Note Guarantors, or the Trustee, it may require an Officer’s Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 13.04 hereof. The Notes Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(z) Notwithstanding anything to the contrary contained herein, the Notes Collateral Agent shall act pursuant to the instructions of the Holders and/or the Trustee solely with respect to the Collateral Documents and the Collateral.

(aa) The Issuer shall pay compensation to, reimburse expenses of and indemnify the Notes Collateral Agent in accordance with Section 7.07 hereof. Accordingly, the reference to the “Trustee” in Section 6.10, Section 7.07 and Section 7.08 hereof shall be deemed to include the reference to the Notes Collateral Agent.

(bb) The Issuer and each of the Holders by acceptance of the Notes acknowledges and directs that the benefits, indemnities, privileges, protections, and rights of the Notes Collateral Agent shall extend to (and may be claimed directly or by the Notes Collateral Agent on behalf of) each sub-agent, as the case may be.

(cc) The Notes Collateral Agent and entities associated with the Notes Collateral Agent shall be permitted to engage in business/contractual relationships with the Issuer and its affiliates and subsidiaries and profit therefrom without being obliged to account for such profits.

(dd) The Issuer and each Guarantor shall promptly, at the reasonable request of the Notes Collateral Agent, and at the expense of the Issuer, do all such acts and things reasonably necessary or desirable to assist the Notes Collateral Agent in carrying out its duties and obligations hereunder.

Article 13
Miscellaneous

Section 13.01     Notices.

Any notice or communication by the Parent, the Issuer, any Guarantor or the Trustee to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Parent, Issuer and/or any Guarantor:

Indigo Merger Sub, Inc.
c/o: ICON plc

South Country Business Park
Leopardstown
Dublin 18
Ireland
Attention: Chief Financial Officer with a copy to General Counsel

If to the Trustee, Paying Agent, Transfer Agent and Registrar:

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
6th Floor (mail drop CGC-06-09)
Canary Wharf
London E14 5LB
Email: emea.at.debt@citi.com
Attention: Issuer Services – Trustee Team

With a copy to:

K&L Gates LLP
599 Lexington Avenue
New York ,NY 10022
United States
Attention: Heather Rees

The Parent, the Issuer, any Guarantor, the Trustee or the Notes Collateral Agent by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar; provided that notices given to Holders of Global Notes may be given through the facilities of the Depositary. Failure to deliver a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is delivered in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Parent or the Issuer mail a notice or communication to Holders, it will mail a copy to the Trustee, Notes Collateral Agent and each Agent at the same time.

Section 13.02     Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 13.03     Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Parent and/or the Issuer to the Trustee or Notes Collateral Agent to take any action under this Indenture, the Parent and/or the Issuer, as applicable, shall furnish to the Trustee or, if such action relates to a Collateral Document or intercreditor agreement, the Notes Collateral Agent:

(a)       an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 12.04 hereof) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)       an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 12.04 hereof) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.04     Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture and must include:

(a)       a statement that the Person making such certificate or opinion has read such covenant or condition;

(b)       a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)       a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d)       a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.05     Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Issuer or Parent may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his/her certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer or Parent stating that the information with respect to such factual matters is in the possession of the Issuer or Parent, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 13.06     Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.07     No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, manager, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the Notes, this Indenture, the Note Guarantees, the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 13.08     Governing Law; Waiver of Jury Trial; Jurisdiction.

THIS INDENTURE AND THE NOTES, INCLUDING ANY NOTE GUARANTEES AND THE RIGHTS AND DUTIES OF THE PARTIES THEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE ISSUER, GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE ISSUER, GUARANTORS AND THE TRUSTEE HEREBY CONSENT AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE OR U.S. FEDERAL COURT LOCATED IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK, COUNTY OF NEW YORK, STATE OF NEW YORK IN RELATION TO ANY LEGAL ACTION OR PROCEEDING (I) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS INDENTURE, AS SUPPLEMENTED, THE NOTES, THE GUARANTEES AND ANY RELATED DOCUMENTS AND/OR (II) ARISING UNDER ANY U.S. FEDERAL OR U.S. STATE SECURITIES LAWS IN RESPECT OF THE NOTES, THE GUARANTEES AND ANY SECURITIES ISSUED PURSUANT TO THE TERMS OF THIS INDENTURE, AS SUPPLEMENTED. THE ISSUER, THE GUARANTORS AND THE TRUSTEE WAIVE ANY OBJECTION TO PROCEEDINGS IN ANY SUCH COURTS, WHETHER ON THE GROUND OF VENUE OR ON THE GROUND THAT THE PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM. THE GUARANTORS, TO THE EXTENT ORGANIZED OUTSIDE OF THE UNITED STATES, SHALL APPOINT ICON CLINICAL RESEARCH LLC (INDIGO MERGER SUB, INC., 2100 Pennbrook Pkwy, North Wales, PA 19446), AS ITS AGENT FOR SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING AND AGREES THAT SERVICE OF PROCESS UPON SAID AUTHORIZED AGENT SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON IT IN ANY SUCH SUIT, ACTION OR PROCEEDING.

Section 13.09     No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Parent or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.10     Successors.

All agreements of the Parent, the Issuer and the other Guarantors in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 10.05 hereof.

Section 13.11     Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 13.12     Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy (which may be provided via facsimile or other electronic transmission) will be an original, but all of them together represent the same agreement. This Indenture may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Indenture by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture hereby shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be. “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

Section 13.13     Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 13.14     U.S.A. Patriot Act.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or disasters, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.15     Intercreditor Agreements.

Reference is made to the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any. Each Holder, by its acceptance of a Note, (a) agrees that it will be bound by and will take no actions contrary to the provisions of the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any, and (b) authorizes and instructs the Trustee and the Notes Collateral Agent to enter into the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any, as Trustee and as Notes Collateral Agent, as the case may be, and on behalf of such Holder, including without limitation, making the representations of the Holders contained therein. The foregoing provisions are intended as an inducement to the lenders under the Senior Secured Credit Facilities to extend credit and such lenders are intended third party beneficiaries of such provisions and the provisions of the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any.

[Signatures on following page]

SIGNATURES:

Dated as of July 1, 2021

INDIGO MERGER SUB, INC.

	By:	/s/ Diarmaid Cunningham
		Name:	Diarmaid Cunningham
		Title:	Secretary

PRA HEALTH SCIENCES, INC.

	By:	/s/ Diarmaid Cunningham
		Name:	Diarmaid Cunningham
		Title:	Secretary

GUARANTORS:

ICON LUXEMBOURG, S.À R.L.

By:	/s/ Diarmaid Cunningham
	Name:	Diarmaid Cunningham
	Title:	Authorised Signatory

ICON US HOLDINGS INC.
ICON CLINICAL INVESTMENTS, LLC
BEACON BIOSCIENCE, INC.
ICON CLINICAL RESEARCH LLC
ICON LABORATORY SERVICES, INC.
PRICESPECTIVE LLC

By:	/s/ Diarmaid Cunningham
	Name:	Diarmaid Cunningham
	Title:	Secretary

ICON EARLY PHASE SERVICES, LLC
MOLECULARMD CORP.
DOCS GLOBAL, INC.

By:	/s/ Diarmaid Cunningham
	Name:	Diarmaid Cunningham
	Title:	Authorized Person

ACCELLACARE US INC.

By:	/s/ Diarmaid Cunningham
	Name:	Diarmaid Cunningham
	Title:	Vice President

CLINICAL RESOURCE NETWORK, LLC
CRN HOLDINGS, LLC

By:	/s/ Simon Hollywood
	Name:	Simon Hollywood
	Title:	Vice President

RESEARCH PHARMACEUTICAL SERVICES, INC.
SOURCE HEALTHCARE ANALYTICS, LLC
SYMPHONY HEALTH SOLUTIONS CORPORATION
PHARMACEUTICAL RESEARCH ASSOCIATES, INC.
PRA HOLDINGS, INC.
PRA INTERNATIONAL, LLC
RPS GLOBAL HOLDINGS, LLC
RPS PARENT HOLDING LLC
ROY RPS HOLDINGS LLC

By:	/s/ Diarmaid Cunningham
	Name:	Diarmaid Cunningham
	Title:	Assistant Secretary

SIGNED for and on behalf of
ICON PUBLIC LIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON HOLDINGS UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
DOCS RESOURCING LIMITED
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON CLINICAL INTERNATIONAL UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmuid Cunningham

SIGNED for and on behalf of
ICON CLINICAL RESEARCH PROPERTY
DEVELOPMENT (IRELAND) LIMITED
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ACCELLACARE LIMITED
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON OPERATIONAL HOLDINGS UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON OPERATIONAL FINANCING UNLIMITED COMPANY
by its lawfully appointed attorney

//s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON INVESTMENTS FOUR UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON CLINICAL GLOBAL HOLDINGS UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON CLINICAL RESEARCH LIMITED
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

SIGNED for and on behalf of
ICON GLOBAL TREASURY UNLIMITED COMPANY
by its lawfully appointed attorney

/s/ Diarmaid Cunningham

Diarmaid Cunningham

CITIBANK, N.A., LONDON BRANCH,
as Trustee

By:	/s/ Carl Hardie
	Name:	Carl Hardie
	Title:	Vice President

CITIBANK, N.A., LONDON BRANCH,
as Notes Collateral Agent

By:	/s/ Carl Hardie
	Name:	Carl Hardie
	Title:	Vice President

CITIBANK, N.A., LONDON BRANCH,
as Paying Agent, Transfer Agent and Registrar

By:	/s/ Carl Hardie
	Name:	Carl Hardie
	Title:	Vice President

ANNEX A

AGREED GUARANTEE AND SECURITY PRINCIPLES

Unless otherwise defined herein, capitalized terms used herein and defined in the Indenture to which this Annex A is attached (the “Indenture”) or the Security Agreement (as defined in the Indenture), are used herein as defined in the Indenture or the Security Agreement, as applicable.

(A)	Considerations

1.	In determining (x) what Liens will be granted by the Foreign Grantors or in respect of Foreign Assets to secure the Secured Obligations, (y) any limitations on the amount or scope of Guarantees by the Foreign Grantors of the Secured Obligations and (z) any limitations on the amount or scope of the Secured Obligations to be secured by any Foreign Assets, the following matters will be taken into account. For the avoidance of doubt, these Agreed Guarantee and Security Principles shall not apply to the Guarantees or grants of security provided by any Domestic Subsidiary of Parent that is a Guarantor. Liens shall not be created or perfected to the extent that they would:

(a)	result in any breach of corporate benefit, financial assistance, related or connected person transaction, fraudulent preference, thin capitalisation laws, capital maintenance rules, general statutory limitations, retention of title claims, “earnings stripping,” “controlled foreign corporation”, minority shareholder protection/equal treatment of shareholder rules or the laws or regulations (or analogous restrictions) of any applicable jurisdiction or any similar principles which may limit the ability of any Foreign Grantor to provide a guarantee or security or may require that that the guarantee or security be limited by an amount or scope or otherwise;

(b)	result in any (x) risk to the officers of the relevant grantor of Liens of contravention of any legal prohibition, statutory duty in such capacity or their fiduciary duties and/or (y) risk to the officers of the relevant grantor of Liens of personal, civil or criminal liability (in each case, other than arising from fraud, gross negligence or willful misconduct of the relevant officer);

(c)	result in costs that are disproportionate to the benefit obtained by the First Priority Notes Secured Parties by reference to the costs of providing the Guarantee or creating or perfecting the lien versus the value of the assets being secured, as reasonably determined by the Parent;

(d)	impose an undue administration burden on, or material inconvenience to the ordinary course of operations of, the provider of the Lien, in each case which is disproportionate to the benefit obtained by the beneficiary of the Lien, as reasonably determined by the Issuer;

(e)	create Liens over any assets subject to third party arrangements which are permitted by the Notes Documents to the extent (and for so long as) such arrangements prevent those assets from being charged and so long as such arrangements are not overridden by applicable law; or

(f)	require the consent of any works council of the applicable subsidiary or similar employee body or regulatory authority in the jurisdiction of any Foreign Grantor.

2.	These Agreed Guarantee and Security Principles embody recognition by all parties that there may be certain legal, regulatory and practical difficulties (including those in paragraph 1 above) in obtaining security and/or Guarantees from all Foreign Grantors or Foreign Assets in every jurisdiction in which Foreign Grantors or Foreign Assets are located, in particular:

(a)	such Foreign Grantor will use commercially reasonable efforts to ensure perfection of liens, when required, and other legal formalities will be completed within the time periods specified in the Notes Documents or (if earlier or to the extent no such time periods are specified in the Notes Documents) within the time periods specified by applicable law in order to ensure due perfection, in each case subject to such longer period as may be agreed by the Credit Agreement Administrative Agent under the Senior Secured Credit Facilities. Perfection of security will not be required if it would have a material adverse effect on the ability of the relevant Foreign Grantor to conduct its operations and business in the ordinary course as otherwise permitted by the Notes Documents;

(b)	the maximum granted or secured amount may be limited to minimize stamp duty, notarization, registration or other applicable fees, taxes and duties where the benefit of increasing the granted or secured amount is disproportionate to the level of such fees, taxes and duties; or

(c)	where a class of assets to be secured includes material and immaterial assets, if the costs of granting security over the immaterial assets is disproportionate to the benefit of such security, security will be granted over the material assets only.

For the avoidance of doubt, in these Agreed Guarantee and Security Principles, “cost” includes, but is not limited to, income tax cost, registration taxes payable on the creation or enforcement or for the continuance of any Liens, stamp duties, the cost of maintaining capital for regulatory purposes, out-of-pocket expenses, and other fees and expenses directly incurred by the relevant grantor of Liens or any of its direct or indirect owners, subsidiaries or Affiliates.

(B)	Obligations to be Guaranteed and Secured

●

· Subject to paragraph (A) above, the obligations to be secured are the Secured Obligations. The Liens are to be granted in favor of the Notes Collateral Agent on behalf of each First Priority Notes Secured Party (or equivalent local procedure and unless otherwise necessary in any jurisdictions). Subject to paragraph (A) above, the obligations to be guaranteed by Foreign Grantors are the Secured Obligations.

For ease of reference, the definitions of the “Secured Obligations” and “First Priority Notes Secured Parties” set forth in the Security Agreement should, where relevant and to the extent legally possible, be incorporated into each other Collateral Document (with the capitalized terms used in them having the meaning given to them in the Indenture or Security Agreement, as applicable).

(C)	General

1.	Where appropriate, defined terms in the Collateral Documents should mirror those in the Indenture and the Security Agreement, as applicable.

2.	The parties to the Indenture agree to negotiate the form of each Collateral Document in good faith in a manner consistent with these Agreed Guarantee and Security Principles. The form of supplemental indenture is set forth as Exhibit E to the Indenture and, with respect to any Foreign Grantor, shall be subject to any limitations as set out in any supplemental indenture applicable to such Foreign Grantor as may be required in order to comply with local laws in accordance with these Agreed Guarantee and Security Principles.

3.	The Liens granted by any Foreign Grantor in favor of the Notes Collateral Agent on behalf of each First Priority Notes Secured Party shall, to the extent possible under local law, be enforceable only upon the acceleration of any of the Obligations under the Indenture and the Notes pursuant to Article 6 thereof or non-payment of the Obligations on the maturity date thereof (an “Enforcement Event”).

4.	Notwithstanding anything herein to the contrary, in no event shall (1) deposit or securities account control agreements or control, lockbox or similar arrangements be required with respect to deposit accounts, securities accounts or commodities accounts, (2) landlord, mortgagee and bailee waivers or subordination agreements be required, or (3) notices be required to be sent to account debtors or other contractual third parties unless an Enforcement Event has occurred and is continuing, except for (i) notices to be sent to any debtors under a Luxembourg receivables pledge agreement and (ii) notices to be sent to any account bank under a Luxembourg account pledge agreement.

5.	For the avoidance of doubt, no Foreign Grantor shall be required to (1) grant Liens over any Excluded Assets or (2) enter into any Collateral Documents or take any perfection steps outside of the jurisdiction of organization of such Foreign Grantor (other than in Covered Jurisdictions, including the recordation of patent, trademark and copyright security agreements in the United States Patent and Trademark Office and the United States Copyright Office).

(D)	Covenants/Representations and Warranties

Any representations, warranties or covenants which are required to be included in any Collateral Document shall reflect (to the extent to which the subject matter of such representation, warranty and covenant is the same as the corresponding representation, warranty and undertaking in the Indenture) the commercial deal set out in the Indenture and the Security Agreement (except to the extent that the Parent’s and the Notes Collateral Agent’s, as applicable, local counsel agree that it is necessary to include any further provisions (or deviate from those contained in the Indenture or the Security Agreement) in order to create, protect or preserve the Liens granted to the Notes Collateral Agent on behalf of each First Priority Notes Secured Party). Accordingly, the Collateral Documents shall not include, repeat or extend clauses set out in the Indenture including the representations or undertakings in respect of insurance, maintenance of assets, information, indemnities or the payment of costs or impose additional affirmative or negative covenants, in each case, unless applicable local counsel advise it necessary in order to ensure the validity of any Collateral Document or the perfection of any Lien granted thereunder.

(E)	Liens over Equity Interests

1.	Subject to paragraphs (A), (B) and (C) above, equitable share charges (or the equivalent in local jurisdictions) will be made over Equity Interests in Foreign Grantors that are not Immaterial Subsidiaries to the extent provided to the Credit Agreement Collateral Agent under the Senior Secured Credit Facilities.

2.	Subject to paragraphs (A), (B) and (C) above, any equitable share charges (or the equivalent in local jurisdictions) over Equity Interests in Foreign Grantors will be granted pursuant to which the Notes Collateral Agent on behalf of each First Priority Notes Secured Party will be entitled, subject to local laws, to transfer the Equity Interests and satisfy the Secured Obligations out of the proceeds of such sale upon enforcement of the Lien.

3.	Subject to paragraphs (A), (B) and (C) above, to the extent permitted under local law, share pledges should contain provisions to ensure that, unless an Enforcement Event has occurred and is continuing, the grantor of the Lien is entitled to receive dividends and exercise voting rights in any shareholders’ meeting of the relevant company (except if exercise would be materially adverse to the validity or enforceability of the Lien created or would materially impair the value of the shares charged) and if an Enforcement Event has occurred and is continuing the voting and dividend receipt rights may only be exercised by the Trustee or the Notes Collateral Agent, as applicable, on behalf of each First Priority Notes Secured Party, it being understood that if such Enforcement Event is subsequently remedied or waived, the right to receive dividends and the voting rights in any shareholders’ meeting of the relevant company shall return to the grantor of the Lien.

4.	Liens over Equity Interests will, where possible, automatically charge further Equity Interests issued or otherwise contemplate a procedure for the extension (at the cost of the relevant Issuer or Guarantor) of Liens over newly-issued shares.

5.	Liens will not be created over minority shareholdings or Equity Interests in joint ventures which are not permitted to be pledged pursuant to the terms of such joint venture’s organizational, joint venture or equivalent documents (after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law).

(F)	Liens over Receivables of Foreign Grantors

1.	Except where an Enforcement Event has occurred and is continuing, unless necessary to ensure the creation of valid and/or perfected security interests, (and notwithstanding that the Lien may be expressed as a first fixed charge) the proceeds of Receivables shall not be paid into a nominated account unless the relevant Foreign Grantor is able freely to withdraw such money and the Foreign Grantor shall be free to deal with those receivables in the course of its business.

2.	Each relevant Foreign Grantor shall not be required to notify third party debtors to any contracts that have been assigned and/or charged under a Collateral Document unless so required by the Notes Collateral Agent if an Enforcement Event has occurred and is continuing, other than with respect to a Luxembourg receivables pledge agreement which shall be notified to the relevant debtors in accordance with its provisions. The Trustee or Notes Collateral Agent, as applicable, shall however be entitled to give such notice if an Enforcement Event has occurred and is continuing.

3.	No Lien will be granted under local law over any Receivables to the extent (and for so long as) such Receivable cannot be secured under the terms of the relevant contract (unless such prohibition is overridden by applicable law).

(G)	Insurances

1.	Subject to paragraphs (A), (B) and (C) above, proceeds of material insurance policies owned by each relevant Foreign Grantor (excluding third party liability insurance policies) are to be assigned by way of security or pledged to the Notes Collateral Agent on behalf of each First Priority Notes Secured Party. Proceeds of insurance shall be collected and retained by the relevant Foreign Grantor (without the further consent of the First Priority Notes Secured Parties) (i) unless such insurance proceeds must be applied to mandatory prepayment in accordance with Section 2.11(c) of the credit agreement governing the Senior Secured Credit Facilities, subject to any reinvestment rights therein or (ii) unless an Enforcement Event has occurred and is continuing.

2.	If required by local law to create or perfect the security, notice of the security will be served on the insurance provider within 20 Business Days of the security being granted (or such longer period as the Credit Agreement Collateral Agent may agree under the Senior Secured Credit Facilities) and, to the extent so required, the Foreign Grantor shall use its reasonable endeavors to obtain an acknowledgement of that notice within 30 Business Days of service. If a Foreign Grantor has used its reasonable endeavors but has not been able to obtain acknowledgement its obligations to obtain acknowledgement shall cease on the expiry of that 30 Business Days period.

(H)	Material Agreements And Claims

1.	No Foreign Grantor shall be required to notify the counterparties to any contracts that have been charged/assigned under a Collateral Document that such contract has been so charged/assigned unless required by the Notes Collateral Agent if an Enforcement Event has occurred and is continuing. Liens should not be created over contracts, leases or licenses which prohibit assignment or the creation of such Liens or which require the consent of third parties for the creation of such Liens or such assignment unless the contracts are material, such consent has been obtained (and only for so long as such consent is in effect) or such prohibitions on assignment are overridden by applicable law.

2.	Proceeds of Material Agreements (as defined in the credit agreement governing the Senior Secured Credit Facilities) and claims shall be collected and retained by the relevant Foreign Grantor (without the further consent of the First Priority Notes Secured Parties) (i) unless such insurance proceeds must be applied to mandatory prepayment in accordance with Section 2.11(c) of the credit agreement governing the Senior Secured Credit Facilities, subject to any reinvestment rights therein or (ii) unless an Enforcement Event has occurred and is continuing.

(I)	Liens Over Foreign Intellectual Property

1.	Subject to paragraphs (A), (B) and (C) above, Liens over all registered Foreign Intellectual Property (other than any applications for trademarks or service marks filed in the United States Patent and Trademark Office (“PTO”), or any successor office thereto pursuant to 15 U.S.C. §1051 Section 1(b) unless and until evidence of use of the mark in interstate commerce is submitted to the PTO pursuant to 15 U.S.C. §1051 Section 1(c) or Section 1(d)) owned by each relevant Notes Party are to be given, and recordation is to be made in all relevant registries of a Covered Jurisdiction in which the grantor of the Liens is resident (in each case to the extent such Foreign Intellectual Property is registered in such jurisdiction) unless the granting of such Liens would contravene any legal or contractual prohibition. Where any relevant Notes Party has the right to the use of any Foreign Intellectual Property through contractual arrangements to which it is a party, a Lien over such contract and/or any rights arising thereunder shall be given in favor of the Notes Collateral Agent on behalf of each First Priority Notes Secured Party, except to the extent (and for so long as) the giving over of such Liens would contravene any legal or contractual prohibition. Notwithstanding anything to the contrary herein, Liens should not be created over intellectual property or any contractual relationships described above (or any rights arising thereunder) where such Lien or assignment is prohibited or the consent of third parties would be required for the creation of such Lien or such assignment unless such consent has been obtained (and only for so long as such consent is in effect) or such prohibition is overridden by applicable law. Liens over intellectual property will only be required to be perfected in the United States of America, except with respect to Foreign Intellectual Property issued or registered by, or applied-for in Ireland or Luxembourg.

2.	If a Foreign Grantor grants a Lien over any of its intellectual property, it will be free to deal with those assets in the course of its business (including without limitation, allowing any intellectual property to lapse or become abandoned if, in the reasonable good faith judgment of Parent, it is no longer useful, valuable, or material to the conduct of the business of Parent and its Subsidiaries, taken as a whole) until an Enforcement Event has occurred and is continuing.

(J)	Liens Over Bank Accounts

1.	No Foreign Grantor shall have any obligation to provide fixed security over bank accounts. The Notes Parties shall have no obligation to notify any bank at which a bank account of a Notes Party is held of any Lien on such bank account unless (i) an Enforcement Event has occurred and is continuing and (ii) with respect to any Luxembourg law governed account pledge agreement. Such Foreign Grantor shall be free to deal with those accounts in the course of its business until an Enforcement Event has occurred and is continuing.

2.	With respect to any Luxembourg law governed account pledge agreement notice of the security will be served on the account bank within one (1) Business Day of the date of execution of the relevant Collateral Document and, to the extent so required, the Foreign Grantor shall use its reasonable endeavors to obtain an acknowledgement of that notice within three (3) Business Days of service.

3.	Any security over bank accounts shall be subject to any prior security interests in favor of the account bank which are created either by law or in the standard terms and conditions of the account bank, unless these are waived under the terms of the relevant Collateral Document (including with respect to any Luxembourg law governed account pledge agreement). The notice of security shall request these are waived by the account bank but the Foreign Grantor shall not be required to change its banking arrangements if these security interests are not waived or only partially waived.

4.	Notwithstanding the foregoing, the provisions of this paragraph (J) shall not apply to Excluded Accounts. For the avoidance of doubt, no control agreements or other lockbox or control or similar agreements or arrangements shall be required with respect to the perfection of any security interest or Lien in any Deposit Accounts or Securities Accounts (in each case, as defined in the UCC).

(K)	Other Assets

1.	Liens shall be given over any other material assets of any relevant Foreign Grantor from time to time, according to the principles set out herein. Such Foreign Grantor shall be free to deal with those assets in the course of its business until an Enforcement Event has occurred and is continuing.

2.	To the extent any Notes Party owns any Foreign Assets that are located in a jurisdiction other than a Covered Jurisdiction, no action under the laws of such jurisdiction shall be required to grant or perfect Liens in such Foreign Assets.

(L)	Perfection of Liens

1.	Where customary, a Collateral Document may contain a power of attorney allowing the Notes Collateral Agent to perform on behalf of the grantor of the Lien, its obligations under such Collateral Document only if an Enforcement Event has occurred and is continuing.

2.	Subject to paragraphs (A), (B), (C) and (I) above, where obligatory or customary under the relevant local law all registrations and filings necessary in relation to the Collateral Documents and/or the Liens evidenced or created thereby are to be undertaken within applicable time limits, by the appropriate local counsel (based on local law and custom as included in the relevant Collateral Document), unless otherwise agreed between Parent and the Credit Agreement Collateral Agent and, in each case, subject to such longer period as the Credit Agreement Collateral Agent may agree in its reasonable discretion.

3.	Subject to paragraphs (A), (B) and (C) above, where obligatory, documents of title relating to the applicable assets charged will be required to be delivered within 90 days or such later date after the use of commercially reasonable efforts of such charge to the Credit Agreement Collateral Agent.

4.	Except as explicitly provided herein, notice, acknowledgement or consent to be obtained from a third party will only be required where the efficacy of the Lien requires it or where it is practicable and reasonable having regard to the costs involved, the commercial impact on the Foreign Grantor in question and the likelihood of obtaining the acknowledgement, in each case, as reasonably determined by Parent in good faith, and, when possible without prejudicing the validity of the Lien concerned, such perfecting procedures shall be delayed until an Enforcement Event has occurred and is continuing.

(M)	Liens

Notwithstanding anything to the contrary contained in the Indenture, no provision contained herein shall prejudice the right of the Notes Parties to benefit from the permitted exceptions set out in Section 4.22 of the Indenture regarding the granting of Liens over assets.

(N)	Proceeds

The Collateral Documents will state that the proceeds of enforcement of such Collateral Document will be applied as specified in Section 9.2 of the Security Agreement, subject to the First Lien Intercreditor Agreement.

(O)	Regulatory consent

The enforcement of security over shares and the exercise by the Notes Collateral Agent of voting rights in respect of such shares may be subject to regulatory consent. Accordingly, enforcement of any security over any shares subject to such a restriction, and the exercise by the Notes Collateral Agent of the voting rights in respect of any such shares, will be expressed to be conditional upon obtaining any consents required by law or regulation.

As used herein:

“Covered Jurisdiction” means each Covered Jurisdiction (as defined in the Indenture) and each other jurisdiction in which any the Issuer or any Guarantor is organized or incorporated.

“Foreign Assets” means (a) assets owned by the Foreign Grantors, (b) Foreign Intellectual Property, (c) Equity Interests issued by Foreign Grantors or other Persons that are not organized under the laws of a jurisdiction located in the United States of America, and (d) assets located in jurisdictions outside the United States of America.

“Foreign Grantors” has the meaning assigned to such term in the Security Agreement.

“Foreign Intellectual Property” means (x) intellectual property owned by the Foreign Grantors or (y) any non-U.S. intellectual property of any Notes Parties that are Domestic Subsidiaries, in each case, that constitute Material Intellectual Property.

“Secured Obligations” has the meaning assigned to such term in the Security Agreement.

Exhibit A

[Face of Note]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Regulation S Global Note Legend, if applicable pursuant to the provisions of the Indenture]

CUSIP/ISIN1

2.875% Senior Secured Notes due 2026

No.	$

Indigo Merger Sub, Inc.

promises to pay to ________________ or registered assigns, the principal sum of __________________________________________ DOLLARS [or such other principal sum as shall be set forth in the Schedule of Exchanges of Interests in the Global Note attached hereto][1] on July 15, 2026.

Interest Payment Dates: January 15 and July 15

Record Dates: January 1 and July 1

Dated:

Indigo Merger Sub, Inc.

By:
Name:
Title:

1 Initial Note 144A CUSIP: 45569K AA1

Initial Note 144A ISIN: US45569KAA16

Initial Note Reg S CUSIP: U45297 AA3

Initial Note Reg S ISIN: USU45297AA32

1 Insert in Global Notes only

This is one of the Notes referred to in the within-mentioned Indenture:

Citibank, N.A., London Branch,
as Trustee

By:
Authorized Signatory

[Back of Note]

2.875% Senior Secured Notes due 2026

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1)          Interest. Indigo Merger Sub, Inc., a Delaware corporation (the “Issuer”), promises to pay or cause to be paid interest on the principal amount of this Note at 2.875% per annum from July 1, 2021, until but excluding maturity. The Issuer will pay interest, semi-annually in arrears on January 15 and July 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided, that, if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further, that the first Interest Payment Date shall be January 15, 2021. The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(2)          Method Of Payment. The Issuer will pay interest on the Notes (except defaulted interest), if any, to the Persons who are registered Holders of Notes at the close of business on the January 1 and July 1 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Paying Agent and Registrar within London, United Kingdom, or, at the option of the Issuer, payment of interest, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided, that payment by wire transfer of immediately available funds will be required with respect to principal of, premium on, if any, and interest on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Issuer or the Paying Agent at least five Business Days prior to the applicable Interest Payment Date. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3)          Paying Agent, Transfer Agent And Registrar. Initially, Citibank, N.A., London Branch, will act as Paying Agent, Transfer Agent and Registrar. The Issuer may change the Paying Agent, Transfer Agent or Registrar without prior notice to the Holders of the Notes. The Issuer or any of their respective Subsidiaries may act as Paying Agent, Transfer Agent or Registrar.

(4)          Indenture. The Issuer issued the Notes under an Indenture, dated as of July 1, 2021 (the “Indenture”), among the Issuer, the Trustee and the Guarantors. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are unsecured obligations of the Issuer. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

(5)          Optional Redemption.

(a)       Except pursuant to this paragraph 5 and paragraph 7 below, the Notes will not be redeemable at the Issuer’s option prior to July 15, 2023.

(b)       At any time prior to July 15, 2023, the Issuer may on any one or more occasions redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, but not including, the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the notes have not been redeemed or repurchased prior to such date.

(c)       On or after July 15, 2023, the Issuer may on any one or more occasions redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, on the Notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on July 15 of the years indicated below (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date):

Year	Percentage

2023	$101.438%
2024	100.719%
2025 and thereafter	100.000%

(d)       At any time prior to July 15, 2023, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price equal to 102.875% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest to, but not including, the date of redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date), with the net cash proceeds of an Equity Offering; provided that:

(1)       at least 50% of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date (excluding Notes held by the Parent and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)       the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(e)       In addition, at any time and from time to time prior to July 15, 2023, the Issuer may redeem during each twelve-month period commencing with the Issue Date, at its option, up to 10% of the aggregate principal amount of the Notes (including Additional Notes, if any) that have been issued under the Indenture at a redemption price of 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date)

(f)       Notwithstanding the foregoing, in connection with any tender offer, Change of Control Offer, Alternate Offer, Collateral Advance Offer, Collateral Asset Sale Offer, Advance Offer or Asset Sale Offer, if Holders of not less than 90% in aggregate principal amount of the then outstanding Notes validly tender and do not withdraw such Notes in such offer and the Issuer, or any third party making such offer in lieu of the Issuer, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 60 days following such purchase date, to redeem (with respect to the Issuer) or purchase (with respect to a third party) all Notes that remain outstanding at a price equal to the price offered to each other Holder in such offer (which may be less than par) plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, to, but excluding, the date of redemption or purchase date (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date).

(g)       The Issuer may redeem the Notes pursuant to one or more of the relevant provisions in the Indenture, and a single notice of redemption for the Notes may be delivered with respect to redemptions made pursuant to different provisions. Any such notice may provide that redemptions made pursuant to different provisions may have different dates of redemption or may specify the order in which redemptions taking place on the same date of redemption are deemed to occur.

(h)       The Issuer, its direct and indirect equityholders, any of its Subsidiaries and their respective Affiliates and members of our management may acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

(i)       Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(6)          Mandatory Redemption. The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(7)          Redemption For Changes In Taxes. The Issuer may redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to, but not including, the Tax Redemption Date pursuant to Section 3.10 of the Indenture.

(8)          Repurchase At The Option Of Holder.

(a)       If there is a Change of Control, the Issuer will be required to make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to $200,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to, but not including, the date of purchase (subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date if the Notes have not been redeemed or repurchased prior to such date) (the “Change of Control Payment”), as provided in, and subject to the terms of, the Indenture.

(b)       The Issuer may be required to make an offer to purchase Notes in the event of an Asset Sale as set forth in Section 4.10 of the Indenture.

(9)          Notice Of Redemption. At least 10 days but not more than 60 days before a redemption date, the Issuer will deliver or cause to be delivered a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Articles 8 or 11 thereof. Notes and portions of Notes selected will be in amounts of $200,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder shall be redeemed or purchased.

(10)        [Reserved]

(11)        Denominations, Transfer, Exchange. The Notes are in registered form in denominations of $200,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before the delivering of any notice of redemption or during the period between a record date and the next succeeding Interest Payment Date.

(12)        Persons Deemed Owners. The registered Holder of a Note may be treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

(13)        Amendment, Supplement And Waiver. Subject to certain exceptions, the Indenture, the Notes, the Note Guarantees or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes including Additional Notes, if any, voting as a single class. Without the consent of any Holder of Notes, the Indenture, the Notes, the Note Guarantees or the Collateral Documents may be amended or supplemented as provided in the Indenture.

(14)        Defaults And Remedies. If an Event of Default (other than an Event of Default specified in Section 6.01(7) and 6.01(8) of the Indenture with respect to the Parent or the Issuer) shall have occurred and be continuing, either the Trustee or the Holders of at least 30% of the outstanding principal amount of the Notes may declare to be immediately due and payable the principal amount of all such Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. Upon the effectiveness of such a declaration, such principal, premium, accrued and unpaid interest, and other monetary obligations shall be due and payable immediately. If an Event of Default specified in Sections 6.01(7) and 6.01(8) of the Indenture with respect to the Parent or the Issuer shall occur, such amounts with respect to all the Notes shall become automatically due and payable immediately without any further action or notice. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of all the Holders, rescind an acceleration or waive an existing Default or Event of Default and its respective consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes (including in connection with an offer to purchase).

(15)        Trustee Dealings With Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its respective Affiliates, and may otherwise deal with the Issuer or its respective Affiliates, as if it were not the Trustee.

(16)        No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture, the Note Guarantees, the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

(17)        Authentication. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(18)        Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(19)        CUSIP Or ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP or ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(20)        Collateral. Upon consummation of the Merger, the Notes and the related Note Guarantees will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture and the Collateral Documents. The Trustee and the Notes Collateral Agent, as the case may be, hold the Collateral in trust for the benefit of the First Lien Notes Secured Parties, in each case pursuant to the Collateral Documents and the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any. Each Holder, by accepting this Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the foreclosure and release of Collateral) and the First Lien Intercreditor Agreement and Junior Lien Intercreditor Agreement, if any, each as may be in effect or may be amended from time to time in accordance with their terms and the Indenture, and authorizes and directs the Notes Collateral Agent to enter into the Collateral Documents and the First Lien Intercreditor Agreement on the Issue Date, and the Collateral Documents and the Junior Lien Intercreditor Agreement, if any, at any time after the Issue Date, if applicable, and to perform its obligations and exercise its rights thereunder in accordance therewith.

(21)        Governing Law. THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE ISSUER, THE TRUSTEE AND EACH OF THE GUARANTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THIS NOTE OR THE TRANSACTIONS CONTEMPLATED THEREBY OR HEREBY.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Indigo Merger Sub, Inc.

c/o: ICON plc
Attention: Chief Financial Officer with a copy to General Counsel
South County Business Park
Leopardstown
Dublin 18
Ireland
Email: Libhin.NicGabhann@iconplc.com
with a copy to ICON General Counsel: Diarmaid.Cunningham@iconplc.com
Phone: +353 1 2912000

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:	(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐ Section 4.10 ☐ Section 4.14

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$

Date:
Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE *

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Custodian

* This schedule should be included only if the Note is issued in global form.

Exhibit B

Indigo Merger Sub, Inc.
c/o: ICON plc
Attention: Chief Financial Officer with a copy to General Counsel
South County Business Park
Leopardstown
Dublin 18
Ireland
Email: Libhin.NicGabhann@iconplc.com
with a copy to ICON General Counsel: Diarmaid.Cunningham@iconplc.com
Phone: +353 1 2912000

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Fax: [●]
Attention: [●]

Re:	2.875% Senior Secured Notes due 2026

Reference is hereby made to the Indenture, dated as of July 1, 2021 (the “Indenture”), among Indigo Merger Sub, Inc. (“Merger Sub” or the “Issuer” prior to consummation of the Merger), PRA Health Sciences, Inc. (“PRA” and upon and after consummation of the Merger, the “Issuer”), the Guarantors party thereto and Citibank, N.A., London Branch, as trustee and as notes collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

, (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $ in such Note[s] or interests (the “Transfer”), to (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.       ☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2.       ☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note, or a Restricted Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the distribution compliance period (as defined in Regulation S), the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3.       ☐ Check and complete if Transferee will take delivery of a beneficial interest in the IAI Global Note or a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a)	☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or

(b)	☐ such Transfer is being effected to the Issuer or a subsidiary thereof; or

(c)	☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act; or

(d)	☐ such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Note and/or the Restricted Definitive Notes and in the Indenture and the Securities Act.

4.       ☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

(a)	☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b)	☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)	☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

Exhibit C

FORM OF CERTIFICATE OF EXCHANGE

Indigo Merger Sub, Inc.
c/o: ICON plc
Attention: Chief Financial Officer with a copy to General Counsel
South County Business Park
Leopardstown
Dublin 18
Ireland
Email: Libhin.NicGabhann@iconplc.com
with a copy to ICON General Counsel: Diarmaid.Cunningham@iconplc.com
Phone: +353 1 2912000

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Fax: [●]
Attention: [●]

Re:	2.875% Senior Secured Notes due 2026

(CUSIP [●])

Reference is hereby made to the Indenture, dated as of July 1, 2021 (the “Indenture”), among Indigo Merger Sub, Inc. (“Merger Sub” or the “Issuer” prior to consummation of the Merger), PRA Health Sciences, Inc. (“PRA” and upon and after consummation of the Merger, the “Issuer”), the Guarantors party thereto and Citibank, N.A., London Branch, as trustee and as notes collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

, (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.       Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

(a)	☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b)	☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c)	☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d)	☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.       Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a)	☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b)	☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ☐ 144A Global Note, ☐ Regulation S Global Note, ☐ IAI Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

Exhibit D

FORM OF CERTIFICATE FROM ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

Indigo Merger Sub, Inc.
c/o: ICON plc
Attention: Chief Financial Officer with a copy to General Counsel
South County Business Park
Leopardstown
Dublin 18
Ireland
Email: Libhin.NicGabhann@iconplc.com
with a copy to ICON General Counsel: Diarmaid.Cunningham@iconplc.com
Phone: +353 1 2912000

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Fax: [●]
Attention: [●]

Re:	2.875% Senior Secured Notes due 2026

Reference is hereby made to the Indenture, dated as of July 1, 2021 (the “Indenture”), among Indigo Merger Sub, Inc. (“Merger Sub” or the “Issuer” prior to consummation of the Merger), PRA Health Sciences, Inc. (“PRA” and upon and after consummation of the Merger, the “Issuer”), the Guarantors party thereto and Citibank, N.A., London Branch, as trustee and as notes collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $ aggregate principal amount of:

(a) ☐ a beneficial interest in a Global Note, or

(b) ☐ a Definitive Note,

we confirm that:

3.       We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

D-1

4.       We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Issuer or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Issuer a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Notes, at the time of transfer of less than $250,000, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

5.       We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Issuer such certifications, legal opinions and other information as you and the Issuer may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

6.       We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

7.       We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
Name:
Title:

Dated:

D-2

Exhibit E

[FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of , among (the “Guaranteeing Entity”), a parent or subsidiary of the Issuer (as defined below), the other Guarantors (as defined in the Indenture referred to herein) and Citibank, N.A., London Branch, as trustee and as notes collateral agent under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of July 1, 2021, among Indigo Merger Sub, Inc. (“Merger Sub” or the “Issuer” prior to consummation of the Merger), PRA Health Sciences, Inc. (“PRA” and upon and after consummation of the Merger, the “Issuer”), the Guarantors party thereto and the Trustee, providing for the issuance of 2.875% Senior Secured Notes due 2026 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Entity shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Entity shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Entity and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

8.       Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

9.       Agreement To Guarantee. The Guaranteeing Entity hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 10 thereof.

10.       No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

E-1

11.       NEW YORK LAW TO GOVERN; WAIVER OF JURY TRIAL. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE ISSUER AND THE GUARANTORS CONSENTS AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE OR U.S. FEDERAL COURT LOCATED IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK, COUNTY OF NEW YORK, STATE OF NEW YORK IN RELATION TO ANY LEGAL ACTION OR PROCEEDING (I) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THE INDENTURE, AS SUPPLEMENTED, THE NOTES, THE GUARANTEES AND ANY RELATED DOCUMENTS AND/OR (II) ARISING UNDER ANY U.S. FEDERAL OR U.S. STATE SECURITIES LAWS IN RESPECT OF THE NOTES, THE GUARANTEES AND ANY SECURITIES ISSUED PURSUANT TO THE TERMS OF THE INDENTURE, AS SUPPLEMENTED. THE ISSUER AND THE GUARANTORS WAIVES ANY OBJECTION TO PROCEEDINGS IN ANY SUCH COURTS, WHETHER ON THE GROUND OF VENUE OR ON THE GROUND THAT THE PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM. THE ISSUER AND THE GUARANTORS, TO THE EXTENT ORGANIZED OUTSIDE OF THE UNITED STATES, SHALL APPOINT icon clinical research llc (icon clinical research llc, 2100 Pennbrook Pkwy, North Wales, PA 19446), AS ITS AGENT FOR SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING AND AGREES THAT SERVICE OF PROCESS UPON SAID AUTHORIZED AGENT SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON IT IN ANY SUCH SUIT, ACTION OR PROCEEDING. THE ISSUER AND THE GUARANTORS AGREES TO DELIVER, UPON THE EXECUTION AND DELIVERY OF THIS SUPPLEMENTAL INDENTURE, A WRITTEN ACCEPTANCE BY SUCH AGENT OF ITS APPOINTMENT AS SUCH AGENT. THE ISSUER AND THE GUARANTORS, TO THE EXTENT ORGANIZED OUTSIDE OF THE UNITED STATES, FURTHER AGREES TO TAKE ANY AND ALL ACTION, INCLUDING THE FILING OF ANY AND ALL SUCH DOCUMENTS AND INSTRUMENTS, AS MAY BE REASONABLY NECESSARY TO CONTINUE SUCH DESIGNATION AND APPOINTMENT OF CT CORPORATION SYSTEM IN FULL FORCE AND EFFECT FOR SO LONG AS THE INDENTURE, AS SUPPLEMENTED, REMAINS IN FORCE. THE ISSUER, THE TRUSTEE AND EACH OF THE GUARANTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.       Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy (which may be provided via facsimile or other electronic transmission) shall be an original, but all of them together represent the same agreement.

13.       Effect Of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

14.       The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Entity and the Issuer.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: ,

[GUARANTEEING ENTITY]

By:
Name:
Title:

[PRA Health Sciences, Inc.]

By:
Name:
Title:

[EXISTING GUARANTORS]

By:
Name:
Title:

[Citibank, N.A., London Branch],
as Trustee

By:
Name:
Title:

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